UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 12, 2020

SOUTHWESTERN ENERGY COMPANY

(Exact name of registrant as specified in its charter)

Delaware	001-08246	71-0205415
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10000 Energy Drive

Spring, TX 77389

(Address of principal executive office)(Zip Code)

(832) 796-1000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, Par Value $0.01	SWN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 12, 2020, Southwestern Energy Company (the “Company” or “Southwestern”) and Montage Resources Corporation, a Delaware corporation (“Montage”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which the Company will acquire all of the outstanding shares of common stock, par value $0.01 per share, of Montage (each, a “Montage Common Share”) in exchange for 1.8656 shares of common stock, par value $0.01 per share, of the Company (each, a “Southwestern Common Share”) per share of Montage common stock. Upon the terms and subject to the conditions of the Merger Agreement, Montage will merge with and into Southwestern, with Southwestern continuing as the surviving company (the “Merger”).

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Montage Common Share issued and outstanding immediately prior to the Effective Time will be cancelled and extinguished and automatically converted into the right to receive 1.8656 Southwestern Common Shares. No fractional Southwestern Common Shares will be issued in the Merger, and holders of Montage Common Shares will, instead, receive cash in lieu of fractional Southwestern Common Shares, if any. The implied value of the aggregate merger consideration is $213 million based on the per share closing trading price of Southwestern Common Shares on August 11, 2020.

Pursuant to the terms of the Merger Agreement, as of immediately prior to the Effective Time, by virtue of the occurrence of the Effective Time and without any action on the part of the holder thereof, each award of restricted stock units relating to Montage Common Shares that vests based on continued service to Montage granted pursuant to a Montage equity plan (other than Montage PSU Awards (defined below)) (“Montage RSU Award”) that is outstanding immediately prior to the Effective Time shall be converted into an award (an “Assumed RSU Award”), with respect to a number of Southwestern Common Shares equal to the product obtained by multiplying (i) the applicable number of Montage Common Shares subject to such Montage RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio. For each holder of a Montage RSU Award, any fractional shares resulting from the conversion of his or her Montage RSU Awards shall be rounded to the nearest whole share. Except as otherwise provided in the Merger Agreement, each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions (including time vesting conditions and, if applicable, any accelerated vesting in connection with a termination of service) that applied to the underlying Montage RSU Award immediately prior to the Effective Time, except that Southwestern (x) may modify terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for such other immaterial administrative or ministerial changes as in the reasonable and good faith determination of Southwestern are appropriate to effectuate the administration of the Assumed RSU Award, and (y) may settle the Assumed RSU Award upon vesting in Southwestern Common Shares or cash.

The Merger Agreement provides that Montage shall take all necessary and appropriate actions so that, prior to the Effective Time, each then outstanding award of restricted stock units which would, if the relevant performance and other vesting conditions are met, result in the issuance of Montage Common Shares to the holder of such restricted stock unit award granted under a Montage equity plan (“Montage PSU Award”) shall be terminated and vested in accordance with its terms; provided, however, that the number of Montage Common Shares deliverable with respect to a Montage PSU Award in connection with such termination and vesting shall be determined by the Compensation Committee of the Montage Board pursuant to the terms of the applicable Montage PSU Award as in effect on the date of the Merger Agreement and Montage (including the Montage board of directors and any delegate thereof) shall not use discretion to increase the amount of consideration payable with respect to any Montage PSU Award in connection with such termination and vesting, and provided further that Southwestern may elect to settle the Montage PSU Award in cash instead of Southwestern Common Shares.

The Merger Agreement provides that Montage shall take all necessary and appropriate actions so that prior to the Effective Time each award of restricted shares of Montage common stock (“Montage Restricted Stock Award”) granted to Montage non-employee director shall vest. Montage Common Shares attributable to such Montage Restricted Stock Awards shall be treated in the manner set forth in the Merger Agreement upon the Effective Time.

Southwestern and Montage has each made customary representations and warranties and agreed to customary covenants in the Merger Agreement. The Merger is subject to various closing conditions, including, but not limited to, (i) the approval of the Merger Agreement by the holders of a majority of the outstanding Montage Common Shares entitled to vote, (ii) the absence of any law, order or injunction prohibiting the Merger, (iii) the expiration or earlier termination of the waiting period under the Hart–Scott–Rodino Antitrust

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Improvements Act of 1976, as amended, (iv) the Securities and Exchange Commission (the “SEC”) having declared effective Southwestern’s Registration Statement on Form S-4 filed in connection with the Merger, (v) the accuracy of each party’s representations and warranties, and (vi) each party’s compliance with its covenants and agreements contained in the Merger Agreement.

The Merger Agreement contains certain termination rights for both the Company and Montage, including if the Merger is not consummated by February 12, 2021, and further provides that, upon termination of the Merger Agreement under certain circumstances, Montage may be required to pay the Company a termination fee equal to $9.7 million.

The foregoing description of certain terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which will be filed as an exhibit to a future current report of the Company. It is not intended to provide any other factual information about the Company, Montage or their respective subsidiaries and affiliates. The Merger Agreement contains representations and warranties by each of the parties to the Merger Agreement, which were made only for purposes of the Merger Agreement and as of dates specified therein. The representations, warranties and covenants in the Merger Agreement (i) were made solely for the benefit of the parties to the Merger Agreement; (ii) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (iii) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, Montage or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Montage’s public disclosures.

Support Agreement

Contemporaneously with the execution of the Merger Agreement, Southwestern and certain Montage stockholders affiliated with EnCap Investments L.P. (“EnCap”) entered into a support agreement (the “Support Agreement”), which provides for, among other things, EnCap’s agreement to vote all of the Montage Common Shares held as of such date (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative proposal, and (iii) against any amendment of Montage’s certificate of incorporation or bylaws or other proposal that would delay, impede, frustrate, prevent or nullify the Merger or Merger Agreement or change in any manner the voting rights of any outstanding stock of Montage. As of August 12, 2020, EnCap is the beneficial owner of approximately 39% of the outstanding shares of Montage.

The Support Agreement is attached hereto as Exhibit 10.1 and is incorporated into this Item 1.01 by reference. The foregoing summary has been included to provide investors and security holders with information regarding the terms of the Support Agreement and is qualified in its entirety by the terms and conditions of the Support Agreement. It is not intended to provide any other factual information about the parties or their respective subsidiaries and affiliates. The Support Agreement contains representations and warranties by each of the parties to the Support Agreement, which were made only for purposes of the Support Agreement and as of specified dates. The representations, warranties and covenants in the Support Agreement were made solely for the benefit of the parties to the Support Agreement; may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Support Agreement instead of establishing these matters as facts; and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Support Agreement, which subsequent information may or may not be fully reflected in Southwestern’s or Montage’s public disclosures.

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Item 7.01	Regulation FD Disclosure

In addition, on August 12, 2020, Southwestern and Montage issued a joint press release announcing entry into the Merger Agreement. The press release is attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference herein.

Attached as Exhibit 99.2 to this report is an investor presentation regarding the Merger, which is incorporated into this Item 7.01 herein.

The information set forth in this Item 7.01 and the attached Exhibit 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

Item 8.01	Other Events

Included in this filing as Exhibit 99.3 are the audited consolidated financial statements of Montage for the periods described in Item 9.01(a) below, the notes related thereto and the report of an independent registered public accounting firm. The unaudited condensed consolidated financial statements of Montage for the periods described in Item 9.01(a) below and the notes related thereto are included in this filing as Exhibit 99.4.

Item 9.01	Financial Statement and Exhibits.

(a)	Financial Statements

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Audited consolidated financial statements of Montage and its subsidiaries comprised of the consolidated balance sheets as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes to the consolidated financial statements, attached as Exhibit 99.1 hereto.

•

Unaudited condensed consolidated financial statements of Montage and its subsidiaries comprised of the condensed consolidated balance sheets as of June 30, 2020 and December 31, 2019, and the related condensed consolidated statements of operations and comprehensive income (loss), stockholders’ equity and cash flows for the sixth months ended June 30, 2020 and 2019, and the related notes to the unaudited condensed consolidated financial statements, attached as Exhibit 99.2 hereto.

(d)	Exhibits

10.1	Support Agreement, dated as of August 12, 2020, by and among certain stockholders affiliated with EnCap Investments L.P. and Southwestern Energy Company.

23.1	Consent of Grant Thornton LLP.

99.1	Joint Press Release issued August 12, 2020 by Southwestern Energy Company and Montage Resources Corporation.

99.2	Investor Presentation.

99.3	Historical audited consolidated financial statements of Montage Resources Corporation.

99.4	Historical unaudited condensed consolidated financial statements of Montage Resources Corporation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “predict,” “budget,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “continue,” “project,” “projection,” “goal,” “model,” “target,” “potential,” “may,” “will,” “objective,” “guidance,” “outlook,” “effort,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us.

The forward-looking statements contained in this document are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management’s assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see “Risk Factors” in our most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward-looking statements contained in this communication are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas, oil and natural gas liquids, including regional basis differentials and the impact of reduced demand for our production and products in which our production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic; our ability to fund our planned capital investments; a change in our credit rating, an increase in interest rates; the extent to which lower commodity prices impact our ability to service or refinance our existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among our strategic opportunities; the timing and extent of our success in discovering, developing, producing and estimating reserves; our ability to maintain leases that may expire if production is not established or profitably maintained; our ability to realize the expected benefits from recent acquisitions and the Merger (defined below) between the Company and Montage; our ability to enter into an amendment to our credit agreement to permit the assumption of the senior notes of Montage in the Merger; the consummation of or failure to consummate the Merger and the timing thereof; costs in connection with the Merger; integration of operations and results subsequent to the Merger; our ability to transport our production to the most favorable markets or at all; the impact of government regulation, including changes in law, the ability to obtain and maintain permits, any increase in severance or similar taxes, and legislation or regulation relating to hydraulic fracturing, climate and over-the-counter derivatives; the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; credit risk relating to the risk of loss as a result of non-performance by our counterparties; and any other factors listed in the reports we have filed and may file with the SEC that are incorporated by reference herein.

All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

In connection with the Merger, Southwestern will file with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued in the Merger. The registration statement will include the proxy statement of Montage and a prospectus of Southwestern, as well as other relevant documents regarding the Merger. The definitive proxy statement/prospectus will be mailed to Montage’s stockholders and will contain important information about the Merger and related matters. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND MONTAGE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) CAREFULLY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION WITH RESPECT TO THE MERGER BECAUSE IT WILL CONTAIN

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IMPORTANT INFORMATION ABOUT THE MERGER AND THE PARTIES TO THE MERGER. The definitive proxy Statement/Prospectus and other relevant materials (when they become available) and any other documents filed by Southwestern with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Investor Relations, 10000 Energy Drive, Spring, Texas 77389, or by telephone at (832) 796-4068. The documents filed by Montage with the SEC may be obtained free of charge at Montage’s website at www.montageresources.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Montage by requesting them by mail at Investor Relations, 122 W. John Carpenter Fwy, Suite 300, Irving, TX 75039, or by telephone at (469) 444-1736.

PARTICIPANTS IN THE SOLICITATION

The Company, Montage and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Montage’s stockholders with respect to the Merger. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020. Information concerning the ownership of Montage’s securities by Montage’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Montage’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on March 10, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 28, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Merger when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY

	By:	/s/ Julian M. Bott
Julian M. Bott
Executive Vice President and Chief Financial Officer

Dated: August 12, 2020

Exhibit 10.1

SUPPORT AGREEMENT

THIS SUPPORT AGREEMENT (this “Agreement”) is dated as of August 12, 2020, by and among each stockholder of Montage Resources Corporation, a Delaware corporation (the “Company”), set forth on Schedule A hereto (each, a “Stockholder” and collectively, the “Stockholders”), and Southwestern Energy Company, a Delaware corporation (“Parent”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and the Company are entering into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”), providing that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, the Company will be merged with Parent (the “Merger”), and each outstanding share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) will be converted into the Merger Consideration;

WHEREAS, each Stockholder beneficially owns such number of shares of Company Common Stock set forth opposite such Stockholder’s name on Schedule A hereto (collectively, such shares of Company Common Stock are referred to herein as the “Subject Shares”); and

WHEREAS, as a condition and inducement to Parent to enter into the Merger Agreement, Parent has required that the Stockholders enter into this Agreement.

NOW, THEREFORE, to induce Parent to enter into, and in consideration of its entering into, the Merger Agreement, and in consideration of the promises and the representations, warranties and agreements contained herein and therein, the parties, intending to be legally bound hereby, agree as follows:

1.    Representations and Warranties of each Stockholder. Each Stockholder hereby represents and warrants to Parent, severally and not jointly, as of the date hereof as follows:

(a)    Due Organization. Such Stockholder is an entity duly formed under the laws of its jurisdiction of formation and is validly existing and in good standing under the laws thereof.

(b)    Authority; No Violation. Such Stockholder has full organizational power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement and the performance of its obligations hereunder have been duly and validly approved by the governing authority of such Stockholder and no other organizational proceedings on the part of such Stockholder are necessary to approve this Agreement and to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by such Stockholder and (assuming due authorization, execution and delivery by Parent) this Agreement constitutes a valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by such Stockholder, nor the consummation by such Stockholder of the transactions contemplated hereby, nor compliance by such Stockholder with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of such Stockholder, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to such Stockholder, or any of its properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, claim, mortgage, encumbrance, pledge, deed of trust, security interest, equity or charge of any kind (each, a “Lien”) upon any of the Subject Shares pursuant to any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which such Stockholder is a party, or by which it or any of its properties or assets may be bound or affected, except, in the case of this clause (z), for such matters that would not, individually or in the aggregate, impair the ability of such Stockholder to perform its obligations under this Agreement.

(c)    The Subject Shares. As of the date of this Agreement, such Stockholder is the beneficial owner of and, together with the applicable controlling entity or entities of such Stockholder set forth on Schedule A hereto (as applicable, the “Controlling Entities”), has the sole right to vote and dispose of the Subject Shares set forth opposite such Stockholder’s name on Schedule A hereto, free and clear of any Liens whatsoever, except for any Liens which arise hereunder, in each case except as disclosed in any Schedule 13D filed by such Stockholder prior to the date hereof. None of the Subject Shares is subject to any voting trust or other similar agreement, arrangement or restriction, except as contemplated by this Agreement. Without limiting the generality of

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the foregoing, (i) there are no agreements or arrangements of any kind, contingent or otherwise, obligating such Stockholder to sell, transfer (including by tendering into any tender or exchange offer), assign, grant a participation interest in, option, pledge, hypothecate or otherwise dispose of or encumber, including by operation of law or otherwise (each, a “Transfer”), or cause to be Transferred, any of the Subject Shares, other than a Transfer, such as a hedging or derivative transaction, with respect to which such Stockholder (and/or its Controlling Entities) retains its Subject Shares and the sole right to vote, dispose of and exercise dissenters’ rights with respect to its Subject Shares during the Applicable Period, and (ii) no Person has any contractual or other right or obligation to purchase or otherwise acquire any of the Subject Shares. Other than the Subject Shares, such Stockholder does not own any equity interests or other equity-based securities in the Company or any of its Subsidiaries.

(d)    Absence of Litigation. There is no litigation, suit, claim, action, proceeding or investigation pending, or to the knowledge of such Stockholder, threatened against such Stockholder, or any property or asset of such Stockholder, before any Governmental Entity that seeks to delay or prevent the consummation of the transactions contemplated by this Agreement.

(e)    No Consents Required. No consent of, or registration, declaration or filing with, any Person or Governmental Entity is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement and except for any applicable requirements and filings with the SEC, if any, under the Exchange Act and except where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay the performance by such Stockholder of such Stockholder’s obligations under this Agreement in any material respect.

(f)    Reliance. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement.

(g)    Stockholder Has Adequate Information. Such Stockholder is a sophisticated seller with respect to the Subject Shares and has adequate information concerning the business and financial condition of Parent to make an informed decision regarding the Merger and the transactions contemplated thereby and has independently and without reliance upon Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Parent has not made and does not make any

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representation or warranty, whether express or implied, of any kind or character except as expressly set forth in the Merger Agreement and this Agreement. Notwithstanding the foregoing, and for the elimination of doubt, Stockholder is not waiving and is expressly preserving any claims that might arise in connection with the Registration Statement contemplated to be filed in connection with the Merger.

2.    Representations and Warranties of Parent. Parent hereby represents and warrants to each Stockholder as of the date hereof as follows:

(a)    Due Organization. Parent is a corporation duly incorporated under the laws of the State of Delaware and is validly existing and in good standing under the laws thereof.

(b)    Authority; No Violation. Parent has full corporate power and authority to execute and deliver this Agreement. The execution and delivery of this Agreement have been duly and validly approved by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to approve this Agreement. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by the Stockholder) this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity and the discretion of the court before which any proceedings seeking injunctive relief or specific performance may be brought. Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (x) violate any provision of the governing documents of Parent or the certificate of incorporation, bylaws or similar governing documents of any of Parent’s Subsidiaries, (y) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Parent or any of Parent’s Subsidiaries, or any of their respective properties or assets, or (z) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of Parent’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Parent or any of Parent’s Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

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3.    Covenants of Each Stockholder. Each Stockholder, severally and not jointly, agrees as follows; provided that all of the following covenants shall apply solely to actions taken by such Stockholder in its capacity as a stockholder of the Company:

(a)    Agreement to Vote Subject Shares. During the Applicable Period (as defined below), at any meeting of the stockholders of the Company, however called, or at any postponement or adjournment thereof, or in any other circumstance upon which a vote or other approval of all or some of the stockholders of the Company is sought, such Stockholder shall, and shall cause any holder of record of its Subject Shares on any applicable record date to, vote: (i) in favor of adoption of the Merger Agreement and approval of any other matter that is required to be approved by the stockholders of the Company in order to effect the Merger; (ii) against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale or transfer of a material amount of assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any of its Subsidiaries that is prohibited by the Merger Agreement, unless such transaction is approved in writing by Parent, or any Alternative Proposal, and (iii) against any amendment of the Company’s certificate of incorporation or bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner delay, impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the transactions contemplated by the Merger Agreement or change in any manner the voting rights of any outstanding class of capital stock of the Company. During the Applicable Period, such Stockholder (and/or its Controlling Entities) shall retain at all times the right to vote all of its Subject Shares in such Stockholder’s sole discretion and without any other limitation on those matters other than those set forth in this Section 3(a) that are at any time or from time to time presented for consideration to the Company’s stockholders generally. During the Applicable Period, in the event that any meeting of the stockholders of the Company is held, such Stockholder shall (or shall cause the holder of record on any applicable record date to) appear at such meeting or otherwise cause all of its Subject Shares to be counted as present thereat for purposes of establishing a quorum. During the Applicable Period, such Stockholder further agrees not to commit or agree, and to cause any record holder of its Subject Shares not to commit or agree, to take any action inconsistent with the foregoing during the Applicable Period. “Applicable Period” means the period from and including the date of this Agreement to and including the date of the termination of this Agreement.

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(b)    No Transfers. Except as provided in the last sentence of this Section 3(b), such Stockholder agrees not to, and to cause any record holder of its Subject Shares, not to, in any such case directly or indirectly, during the Applicable Period (i) Transfer or enter into any agreement, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Subject Shares (or any interest therein) to any Person, other than the exchange of its Subject Shares for Merger Consideration in accordance with the Merger Agreement or (ii) grant any proxies, or deposit any of its Subject Shares into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Shares, other than pursuant to this Agreement. Subject to the last sentence of this Section 3(b), such Stockholder further agrees not to commit or agree to take, and to cause any record holder of any of its Subject Shares not to commit or agree to take, any of the foregoing actions during the Applicable Period. Notwithstanding the foregoing, such Stockholder shall have the right to (a) Transfer its Subject Shares to an Affiliate if and only if such Affiliate shall have agreed in writing, in a manner acceptable in form and substance to Parent, (i) to accept such Subject Shares subject to the terms and conditions of this Agreement, and (ii) to be bound by this Agreement as if it were “the Stockholder” for all purposes of this Agreement; provided, however, that no such transfer shall relieve such Stockholder from its obligations under this Agreement with respect to any Subject Shares or (b) Transfer its Subject Shares in a transaction, such as a hedging or derivative transaction, with respect to which such Stockholder retains the sole right to vote its Subject Shares during the Applicable Period; provided that no such transaction shall (x) in any way limit any of the obligations of such Stockholder under this Agreement, or (y) have any adverse effect on the ability of the Stockholder to perform its obligations under this Agreement.

(c)    Reserved.

(d)    Adjustment to Subject Shares. In case of a stock dividend or distribution, or any change in the Company Common Stock by reason of any stock dividend or distribution, split-up, recapitalization, combination, exchange of shares or the like, the term “Subject Shares” shall be deemed to refer to and include the Subject Shares as well as all such stock dividends and distributions and any securities into which or for which any or all of the Subject Shares may be changed or exchanged or which are received in such transaction.

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(e)    Non-Solicitation. Except to the extent that the Company or the Company Board is permitted to do so under the Merger Agreement, but subject to any limitations imposed on the Company or the Company Board under the Merger Agreement, such Stockholder agrees, solely in its capacity as a stockholder of the Company, that it shall not, and shall cause its Affiliates and its and their respective agents and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing information) any Alternative Proposal, (ii) participate or engage in any discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of its Subsidiaries to any Person that has made an Alternative Proposal, (iii) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any Alternative Proposal or (iv) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or any other agreement with respect to an Alternative Proposal. Each Stockholder will, and will cause its Affiliates and its and their respective investment bankers, attorneys, accountants and other representatives to, immediately cease and cause to be terminated any discussions or negotiations with any Person conducted heretofore with respect to any Alternative Proposal. Nothing contained in this Section 3(e) shall prevent any Person affiliated with such Stockholder who is a director or officer of the Company or designated by such Stockholder as a director of officer of the Company from taking actions in his capacity as a director or officer of the Company, including taking any actions permitted under Section 5.3 of the Merger Agreement.

4.    Assignment; No Third-Party Beneficiaries. Except as provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties without the prior written consent of the other parties hereto, except that Parent may assign, it its sole discretion, any or all of its rights, interest and obligations hereunder to any direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that the Company is an intended third-party beneficiary of the agreement of the Stockholders set forth in Section 3(c) hereof.

5.    Termination. This Agreement and the covenants and agreements set forth in this Agreement shall automatically terminate (without any further action of the parties) upon the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) the Effective Time; (c) the date of any modification, waiver or amendment to the Merger Agreement effected without such Stockholder’s consent that (y) decreases the amount or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger Agreement as in effect on the date of this Agreement or (z) otherwise materially

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adversely affects the interests of such Stockholder; (d) the mutual written consent of the parties hereto; and (e) the Termination Date. In the event of termination of this Agreement pursuant to this Section 5, this Agreement shall become void and of no effect with no liability on the part of any party; provided, however, that no such termination shall relieve any party from liability for any breach hereof prior to such termination.

6.    General Provisions.

(a)    Amendments. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b)    Notice. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, email (upon receipt), telecopied (which is confirmed) or sent by overnight courier (providing proof of delivery) at the following addresses (or at such other address for a party as specified by like notice; provided that notices of a change of address will be effective only upon receipt thereof):

(i)    If to the Stockholders, to:

EnCap Investments L.P.

1100 Louisiana, Suite 4900

Houston, Texas 77002

Facsimile: (713) 659-6130

Attention:    Doug Swanson; Mark Burroughs, Jr.

Email:          dswanson@encapinvestments.com;

                     mburroughs@encapinvestments.com

With copies (which shall not constitute notice) to:

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention:    W. Matthew Strock; Stephen M. Gill

Facsimile:    (713) 615-5650; (713) 615-5956

Email:          mstrock@velaw.com; sgill@velaw.com

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(ii)    If to Parent, to:

Southwestern Energy Company

10000 Energy Drive

Spring, TX 77389

Attention: General Counsel

With copies (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

1000 Louisiana St., Suite 6800

Houston, TX 77002

Attention:    Frank E. Bayouth

                    Eric C. Otness

Facsimile: (713) 655-5200

(c)    Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The phrases “the date of this Agreement,” “the date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 12, 2020.

(d)    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties hereto and delivered to the other parties hereto, it being understood that all parties hereto need not sign the same counterpart.

(e)    Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

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(f)    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof or of any other jurisdiction.

(g)    Severability. If any term, provision, covenant or restriction herein, or the application thereof to any circumstance, shall, to any extent, be held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions herein and the application thereof to any other circumstances, shall remain in full force and effect, shall not in any way be affected, impaired or invalidated, and shall be enforced to the fullest extent permitted by law, and the parties hereto shall reasonably negotiate in good faith a substitute term or provision that comes as close as possible to the invalidated and unenforceable term or provision, and that puts each party hereto in a position as nearly comparable as possible to the position each such party would have been in but for the finding of invalidity or unenforceability, while remaining valid and enforceable.

(h)    Waiver. Any provisions of this Agreement may be waived at any time by the party that is entitled to the benefits thereof. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

(i)    Further Assurances. Each Stockholder will, from time to time, (i) at the request of Parent take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other parties hereto in doing, all things reasonably necessary, proper or advisable to carry out the intent and purposes of this Agreement and (ii) execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Parent may reasonably request for the purpose of effectively carrying out the intent and purposes of this Agreement.

(j)    Publicity. Except as otherwise required by law (including securities laws and regulations) and the regulations of any national stock exchange, so long as this Agreement is in effect, the Stockholder shall not issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement or the Merger Agreement, without the consent of Parent, which consent shall not be unreasonably withheld.

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(k)    Capitalized Terms. Capitalized terms used but not defined herein shall have the meanings set forth in the Merger Agreement. Notwithstanding the foregoing, the term “Affiliate” as used in Section 3(e) of this Agreement shall not include any portfolio company of EnCap Investments L.P. or its affiliated investment funds, other than the Company and its Subsidiaries, and except for any portfolio company taking any action that would otherwise be prohibited by Section 3(e) at the direction or encouragement of any Stockholder or Controlling Entity.

7.    Stockholder Capacity. Each Stockholder signs solely in its capacity as the beneficial owner of its Subject Shares and nothing contained herein shall limit or affect any actions taken by any officer, director, partner, Affiliate or representative of such Stockholder who is or becomes an officer or a director of the Company in his or her capacity as an officer or director of the Company, and none of such actions in such capacity shall be deemed to constitute a breach of this Agreement. Each Stockholder signs individually solely on behalf of itself and not on behalf of any other Stockholder.

8.    Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that money damages would not be a sufficient remedy of any such breach. It is accordingly agreed that, in addition to any other remedy to which they are entitled at law or in equity, the parties hereto shall be entitled to specific performance and injunctive or other equitable relief, without the necessity of proving the inadequacy of money damages. Notwithstanding the foregoing, Parent agrees that with respect to any damage claim that might be brought against any Stockholder, any of its Affiliates under this Agreement, and without regard to whether such claim sounds in contract, tort or any other legal or equitable theory of relief, that damages are limited to actual damages and expressly waive any right to recover special damages, including, without limitation, lost profits as well as any punitive or exemplary damages. In the event of any litigation over the terms of this Agreement, the prevailing party in any such litigation shall be entitled to reasonable attorneys’ fees and costs incurred in connection with such litigation. The parties hereto further agree that any action or proceeding relating to this Agreement or the transactions contemplated hereby shall be brought and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, the Superior Court of the State of Delaware (Complex Commercial Division) or, if subject matter jurisdiction over the matter that is the subject of the action or proceeding is vested exclusively in the federal courts of the United States of America, the federal court of the United States of America sitting in the district of Delaware) and any appellate court from any thereof. In addition, each of the parties hereto (a) consents that each party hereto irrevocably submits to the exclusive jurisdiction and venue of such courts listed in this Section 8 in the event any dispute

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arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that each party hereto irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding, and (c) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE ANY OF SUCH WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.

9.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent or any other Person any direct or indirect ownership or incidence of ownership of, or with respect to, any Subject Shares. Subject to the restrictions and requirements set forth in this Agreement, all rights, ownership and economic benefits of and relating to the Subject Shares shall remain vested in and belong to each Stockholder, and this Agreement shall not confer any right, power or authority upon Parent or any other Person to direct the Stockholder in the voting of any of the Subject Shares (except as otherwise specifically provided for herein).

[Remainder of the page intentionally left blank]

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IN WITNESS WHEREOF, this Agreement has been executed and delivered as of the date first written above.

SOUTHWESTERN ENERGY COMPANY

By:	/s/ Bill Way
Name:	Bill Way
Title:	President & Chief Executive Officer

[Signature Page to Project Mercury Support Agreement]

ENCAP ENERGY CAPITAL FUND VIII CO-INVESTORS, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP ENERGY CAPITAL FUND VIII, L.P.

By:	EnCap Equity Fund VIII GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

ENCAP ENERGY CAPITAL FUND IX, L.P.

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
Its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

TPR RESIDUAL ASSETS, LLC

By:	Excalibur Resources Holdings, LLC,
its sole member

By:	EnCap Energy Capital Fund IX, L.P.,
its sole member

By:	EnCap Equity Fund IX GP, L.P.,
its general partner

By:	EnCap Investments L.P.,
its general partner

By:	EnCap Investments GP, L.L.C.,
its general partner

By:	/s/ Douglas E. Swanson, Jr.
Name:	Douglas E. Swanson, Jr.
Title:	Managing Director

[Signature Page to Project Mercury Support Agreement]

Schedule A

Name of Stockholder	No. Shares of Company Common Stock
EnCap Energy Capital Fund VIII Co-Investors, L.P.(1)	2,694,673
EnCap Energy Capital Fund VIII, L.P.(1)	3,979,173
EnCap Energy Capital Fund IX, L.P.(1)	4,856,485
TPR Residual Assets, LLC(2)	2,521,573

(1)

EnCap Energy Capital Fund VIII, L.P., a Texas limited partnership (“EnCap Fund VIII”), EnCap Energy Capital Fund IX, L.P., a Texas limited partnership (“EnCap Fund IX”), EnCap Energy Capital Fund VIII Co-Investors, L.P., a Texas limited partnership (“EnCap Fund VIII Co-Invest” and together with EnCap Fund VIII and EnCap Fund IX, the “EnCap Funds”), collectively directly hold the remaining shares of common stock. EnCap Partners GP, LLC (“EnCap Partners GP”) is the sole general partner of EnCap Partners, LP (“EnCap Partners”), which is the managing member of EnCap Investments Holdings, LLC (“EnCap Holdings”), which is the sole member of EnCap Investments Holdings Blocker, LLC (“EnCap Holdings Blocker”). EnCap Holdings Blocker is the sole member of EnCap Investments GP, L.L.C. (“EnCap Investments GP”), which is the sole general partner of EnCap Investments L.P. (“EnCap Investments LP”). EnCap Investments LP is the sole general partner of EnCap Equity Fund VIII GP, L.P. (“EnCap Fund VIII GP”) and EnCap Equity Fund IX GP, L.P. (“EnCap Fund IX GP”). EnCap Fund VIII GP is the sole general partner of each of EnCap Fund VIII and EnCap Fund VIII Co-Invest. EnCap Fund IX GP is the sole general partner of EnCap Fund IX. Therefore, EnCap Partners GP may be deemed to share the right to direct the voting and disposition of the Subject Shares held by the EnCap Funds.

(2)

TPR Residual Assets, LLC (“TPR Residual”) is member-managed by EnCap Fund IX. As a result, EnCap Fund IX may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by TPR Residual.

A-1

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 10, 2020 with respect to the consolidated financial statements of Montage Resources Corporation included in the Current Report on Form 8-K of Southwestern Energy Company. We consent to the incorporation by reference of the aforementioned report in the Registration Statement of Southwestern Energy Company on Form S-3 (File No. 333-238633) and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

Pittsburgh, Pennsylvania

August 12, 2020

Exhibit 99.1

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES AGREEMENT TO

ACQUIRE MONTAGE RESOURCES

At-market, all-stock, in-basin acquisition delivers step change in free cash flow,

captures synergies and is accretive to all key financial metrics

SPRING, Texas – August 12, 2020…Southwestern Energy Company (NYSE: SWN) and Montage Resources Corporation (NYSE: MR) today announced that they have entered into a definitive merger agreement under which Southwestern Energy will acquire Montage Resources in an all-stock transaction. Based on the 3-day average closing share prices of the companies as of August 11, 2020 and under the terms of the agreement, Montage Resources shareholders will receive 1.8656 shares of Southwestern for each Montage Resources share. The transaction is expected to close in the fourth quarter of 2020, subject to customary closing conditions, including the approval of the Montage Resources shareholders.

Highlights include:

•	Represents a step change in free cash flow; approximately $100 million annual free cash flow beginning in 2021 based on current strip pricing;

•	Accretive to per share financial metrics as well as leverage, margin and returns;

•	Anticipated synergies of approximately $30 million in annual G&A savings captured following the transaction close, in addition to operational efficiencies;

•	Maintains peer leading maturity runway and strong balance sheet;

•	Combined company will be the third largest producer in Appalachia, expected total equivalent production of approximately 3 Bcfe per day; and

•	Enhances economic inventory, with investment opportunities in proven, high-return Marcellus super rich and core Utica dry gas windows.

“This is an exciting step for Southwestern as we expand our Appalachia footprint with the high-quality assets of Montage. As we have consistently stated, we are firm believers in the benefits of value-creating consolidation. This transaction further solidifies the Company’s position as a premier Appalachia operator and provides additional scale and synergies strengthened by our leading operational execution. Consistent with our strategy, this transaction is expected to deliver increased free cash flow, improved returns and long-term value to shareholders,” said Bill Way, Southwestern Energy President and Chief Executive Officer.

Way continued, “This acquisition is expected to deliver on all criteria of an accretive, value-adding transaction for the shareholders of both Southwestern Energy and Montage Resources. Southwestern Energy has consistently and methodically taken steps to enhance its resilience over the last few years, and this transaction solidifies that path and delivers on the commitment to responsibly manage the balance sheet and return to free cash flow.”

John Reinhart, President and CEO of Montage Resources, commented, “This transaction creates a compelling opportunity for both Southwestern Energy and Montage Resources shareholders to benefit from the strength of the consolidated company. The combination creates a Company of substantial scale with capabilities to enhance cash flow generation and a strong balance sheet that provides opportunities for enhanced shareholder value creation. We appreciate all of the great work by Montage employees in forming a very attractive business that will continue to build upon the success of Southwestern Energy.”

Concurrently, Southwestern also commenced a registered underwritten public offering of 55,000,000 shares of its common stock, with the proceeds expected to be used to retire a portion of Montage Resources’ 8.875% Senior Notes due 2023. The remaining portion of the Montage notes outstanding have the potential to be refinanced opportunistically.

This transaction delivers on the key strategic objectives that Southwestern Energy has been targeting:

•	No premium transaction

•	Enhances free cash flow

•	Improves leverage ratio

•	Capture of tangible synergies

•	In-basin assets where technical and operating expertise can be leveraged

•	High-quality inventory included in go forward development plans

•	Retains peer leading maturity runway

SWN + MR Acreage Position by County

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Certain key metrics of the new combined enterprise are shown below.

	SWN		MR		SWN + MR
Production (for the quarter ended June 30, 2020)
Natural Gas (Bcf)	158		42		200
Oil/Condensate (MBbls)	1,083		440		1,523
NGLs (MBbls)	6,111		974		7,085

Total Production (Bcfe)	201		50		251

Net Acres(1)
Northeast Appalachia	173,994		34,900		208,894
Southwest Appalachia	287,693		289,600		577,293

Total Net Acres	461,687		324,500		786,187

Proved Reserves (as of December 31, 2019)
Natural Gas (Bcf)	8,630		2,138		10,768
Oil/Condensate (MMBbls)	72.9		30.3		103.2
NGLs (MMBbls)	608.8		68.4		677.2

Total Proved Reserves (Bcfe)	12,721		2,730		15,451

Net Debt / Adjusted EBITDA (as of June 30, 2020)(2)
Total Debt ($MM)	$2,457		$670		$3,127
Less: Cash ($MM)	(10)		(9)		(19)

Net Debt ($MM) (non-GAAP)	$2,447		$661		$3,108
Adjusted EBITDA ($MM)(3) (non-GAAP)	780		271		1,051

Net Debt / Adjusted EBITDA (non-GAAP)	3.1	x	2.4	x	3.0	x

(1)	Net acres for Southwestern Energy and Montage Resources as of December 31, 2019 and June 30, 2020, respectively.
(2)	The balances of the combined companies are based solely on historical information, and may not be indicative of the pro forma financial information relating to the combined company once available.
(3)	For the twelve months ended June 30, 2020. Montage’s comparative financial non-GAAP metric as defined in its public filings is EBITDAX

Advisors

Citi and Goldman Sachs & Co. LLC are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to Southwestern. Barclays is acting as financial advisor and Norton Rose Fulbright LLP is acting as legal advisor to Montage Resources. Vinson & Elkins LLP is acting as legal advisor to EnCap Investments, L.P.

Conference Call

Southwestern Energy will host a conference call today at 10:00 a.m. Central to discuss this transaction. To participate, dial US toll-free 877-879-1183, or international 412-902-6703 and enter access code 1383175. A live webcast will also be available at ir.swn.com.

About Southwestern Energy

Southwestern Energy Company is an independent energy company engaged in natural gas, natural gas liquids and oil exploration, development, production and marketing.

About Montage Resources

Montage Resources is an exploration and production company with approximately 195,000 net effective core undeveloped acres currently focused on the Utica and Marcellus Shales of Southeast Ohio, West Virginia and North Central Pennsylvania.

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Investor Contacts

Brittany Raiford

Director, Investor Relations

(832) 796-7906

brittany_raiford@swn.com

Bernadette Butler

Investor Relations Advisor

(832) 796-6079

bernadette_butler@swn.com

Forward Looking Statement

Certain statements and information in this news release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. Examples of forward-looking statements in this release include, but are not limited to, statements regarding expected generation of free cash flow, benefits to the combined company’s financial metrics, anticipated synergies, expected production, the expected closing of the merger and the proposed retirement of Montage’s senior notes with proceeds from the announced equity offering. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. The forward-looking statements contained in this document are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management’s assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see “Risk Factors” in our most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward-looking statements contained in this presentation are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas, oil and natural gas liquids (“NGLs”), including regional basis differentials and the impact of reduced demand for our production and products in which our production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic; our ability to fund our planned capital investments; a change in our credit

4

rating, an increase in interest rates and any adverse impacts from the discontinuation of the London Interbank Offered Rate; the extent to which lower commodity prices impact our ability to service or refinance our existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among our strategic opportunities; the timing and extent of our success in discovering, developing, producing and estimating reserves; our ability to maintain leases that may expire if production is not established or profitably maintained; our ability to realize the expected benefits from recent acquisitions and the Proposed Transaction (defined below) between the Company and Montage Resources Corporation (“Montage”); our ability to enter into an amendment to our credit agreement to permit the assumption of the senior notes of Montage in the merger; the consummation of or failure to consummate the Proposed Transaction and the timing thereof; costs in connection with the Proposed Transaction; integration of operations and results subsequent to the Proposed Transaction; our ability to transport our production to the most favorable markets or at all; the impact of government regulation, including changes in law, the ability to obtain and maintain permits, any increase in severance or similar taxes, and legislation or regulation relating to hydraulic fracturing, climate and over-the-counter derivatives; the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; credit risk relating to the risk of loss as a result of non-performance by our counterparties; and any other factors listed in the reports we have filed and may file with the SEC that are incorporated by reference herein. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement.

Use of Non-GAAP Information

This news release contains non-GAAP financial measures, such as net cash flow, free cash flow, net debt and adjusted EBITDA, including certain key statistics and estimates. We report our financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, management believes certain non-GAAP performance measures may provide users of this financial information additional meaningful comparisons between current results and the results of our peers and of prior periods. Please see the Appendix for definitions of the non-GAAP financial measures that are based on reconcilable historical information.

Additional Information and Where To Find It

In connection with the proposed acquisition by the Company of Montage (the “Proposed Transaction”), the Company will file with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of the Company and a proxy statement of Montage (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND MONTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, INCLUDING ANY

5

AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MONTAGE, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive proxy statement/prospectus will be sent to Montage’s stockholders when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the proxy statement/prospectus and other documents containing important information about the Company and Montage free of charge from the SEC’s website or from the Company or Montage when it becomes available. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.swn.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Investor Relations, 10000 Energy Drive, Spring, Texas 77389, or by telephone at (832) 796-4068. The documents filed by Montage with the SEC may be obtained free of charge at Montage’s website at www.montageresources.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Montage by requesting them by mail at Investor Relations, 122 W. John Carpenter Fwy, Suite 300, Irving, TX 75039, or by telephone at (469) 444-1736.

Participants in the Solicitation

The Company, Montage and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Montage’s stockholders with respect to the Proposed Transaction. Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020. Information concerning the ownership of Montage’s securities by Montage’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Montage’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on March 10, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 28, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

Registration Statement

The Company has filed a registration statement (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering of common stock to which this communication relates. Before you invest, you should read the prospectus in

6

that registration statement, the Preliminary Prospectus Supplement and any other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-800-831-9146.

###

7

Explanation of Non-GAAP Financial Measures

The Company reports its financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, management believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and of prior periods.

Non-GAAP financial measures the Company may present from time to time are net debt, net cash flow, free cash flow and adjusted EBITDA, which excludes certain charges or amounts. Net debt is defined as short-term debt plus long-term debt less cash and cash equivalents. Adjusted EBITDA is defined as net income (loss) plus interest, income tax expense (benefit), depreciation, depletion and amortization, expenses associated with the restructuring charges, impairments, legal settlements and gains (losses) on unsettled derivatives less gains (losses) on sale of assets and gains on early extinguishment of debt over the prior 12 month period. Net cash flow is defined as cash flow from operating activities before changes in operating assets and liabilities. Free cash flow is defined as net cash flow less accrual based capital expenditures, and estimated free cash flow for future periods is based on strip pricing as of July 30, 2020. The Company has included information concerning Net debt / Adjusted EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry. Net debt / Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company’s profitability or liquidity. Net debt / Adjusted EBITDA, as defined above, may not be comparable to similarly titled measures of other companies. Management presents these measures because (i) they are consistent with the manner in which the Company’s position and performance are measured relative to the position and performance of its peers, (ii) these measures are more comparable to earnings estimates provided by securities analysts, and (iii) charges or amounts excluded cannot be reasonably estimated and guidance provided by the Company excludes information regarding these types of items. These adjusted amounts are not a measure of financial performance under GAAP.

The Company does not provide a reconciliation to estimated free cash flow because the Company does not provide the GAAP financial measures of net income or loss or net cash provided by operating activities on a forward-looking basis because it is unable to predict, without unreasonable effort, certain components thereof including, but not limited to capital expenditures, production and realized prices for production. These items are inherently uncertain and depend on various factors, many of which are beyond its control. As such, any associated estimate and its impact on GAAP performance and cash flow measures could vary materially based on a variety of acceptable management assumptions.

8

Exhibit 99.2

SWN

Southwestern Energy®

Appalachia Consolidation

Acquisition of Montage Resources

August 12, 2020

NYSE: SWN

www.swn.com

Appalachia Consolidation Acquisition of Montage Resources NYSE: SWN www.swn.com August 12, 2020 Exhibit 99.2

Forward-Looking Statements Certain statements and information in this presentation may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “anticipate,” “plan,” “intend,” “foresee,” “should,” “would,” “could,” “attempt,” “appears,” “forecast,” “outlook,” “estimate,” “project,” “potential,” “may,” “will,” “are likely” and other similar expressions are intended to identify forward-looking statements, which are generally not historical in nature. Examples of forward-looking statements in this presentation include, but are not limited to, statements regarding expected generation of free cash flow, benefits to the combined company’s financial metrics, anticipated synergies, expected production, the expected closing of the merger and the proposed retirement of Montage’s senior notes with proceeds from the announced equity offering. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. The forward-looking statements contained in this document are largely based on our expectations for the future, which reflect certain estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions, operating trends, and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. As such, management’s assumptions about future events may prove to be inaccurate. For a more detailed description of the risks and uncertainties involved, see “Risk Factors” in our most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other SEC filings. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events, changes in circumstances, or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. Management cautions you that the forward-looking statements contained in this presentation are not guarantees of future performance, and we cannot assure you that such statements will be realized or that the events and circumstances they describe will occur. Factors that could cause actual results to differ materially from those anticipated or implied in the forward-looking statements herein include, but are not limited to: the timing and extent of changes in market conditions and prices for natural gas, oil and natural gas liquids (“NGLs”), including regional basis differentials and the impact of reduced demand for our production and products in which our production is a component due to governmental and societal actions taken in response to the COVID-19 pandemic; our ability to fund our planned capital investments; a change in our credit rating, an increase in interest rates and any adverse impacts from the discontinuation of the London Interbank Offered Rate; the extent to which lower commodity prices impact our ability to service or refinance our existing debt; the impact of volatility in the financial markets or other global economic factors, including the impact of COVID-19; difficulties in appropriately allocating capital and resources among our strategic opportunities; the timing and extent of our success in discovering, developing, producing and estimating reserves; our ability to maintain leases that may expire if production is not established or profitably maintained; our ability to realize the expected benefits from recent acquisitions and the Proposed Transaction (defined below) between the Company and Montage Resources Corporation ("Montage"); our ability to enter into an amendment to our credit agreement to permit the assumption of the senior notes of Montage in the merger; the consummation of or failure to consummate the Proposed Transaction and the timing thereof; costs in connection with the Proposed Transaction; integration of operations and results subsequent to the Proposed Transaction; our ability to transport our production to the most favorable markets or at all; the impact of government regulation, including changes in law, the ability to obtain and maintain permits, any increase in severance or similar taxes, and legislation or regulation relating to hydraulic fracturing, climate and over-the-counter derivatives; the impact of the adverse outcome of any material litigation against us or judicial decisions that affect us or our industry generally; the effects of weather; increased competition; the financial impact of accounting regulations and critical accounting policies; the comparative cost of alternative fuels; credit risk relating to the risk of loss as a result of non-performance by our counterparties; and any other factors listed in the reports we have filed and may file with the SEC that are incorporated by reference herein. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary statement. Use of Non-GAAP Information This presentation contains non-GAAP financial measures, such as free cash flow, net debt, adjusted EBITDA and pre-tax PV-10, including certain key statistics and estimates. We report our financial results in accordance with accounting principles generally accepted in the United States of America (“GAAP”). However, management believes certain non-GAAP performance measures may provide users of this financial information additional meaningful comparisons between current results and the results of our peers and of prior periods. Please see the Appendix for definitions of the non-GAAP financial measures. Forward Looking Statements i n v e s t o r _ r e l at i o n s @ s w n . c o m Brittany Raiford 832.796.7906 Bernadette Butler 832.796.6079 Investor Relations Contacts

Additional Information and Where To Find It In connection with the proposed acquisition by the Company of Montage (the “Proposed Transaction”), the Company will file with the SEC a registration statement on Form S-4 to register the shares of the Company’s common stock to be issued in connection with the Proposed Transaction.  The registration statement will include a document that serves as a prospectus of the Company and a proxy statement of Montage (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND MONTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, MONTAGE, THE PROPOSED TRANSACTION AND RELATED MATTERS. A definitive proxy statement/prospectus will be sent to Montage’s stockholders when it becomes available. Investors and security holders will be able to obtain copies of the registration statement and the proxy statement/prospectus and other documents containing important information about the Company and Montage free of charge from the SEC’s website or from the Company or Montage when it becomes available. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s website at www.swn.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from the Company by requesting them by mail at Investor Relations, 10000 Energy Drive, Spring, Texas 77389, or by telephone at (832) 796-4068. The documents filed by Montage with the SEC may be obtained free of charge at Montage’s website at www.montageresources.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Montage by requesting them by mail at Investor Relations, 122 W. John Carpenter Fwy, Suite 300, Irving, TX 75039, or by telephone at (469) 444-1736. Participants in the Solicitation The Company, Montage and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Montage’s stockholders with respect to the Proposed Transaction.  Information about the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on February 27, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 9, 2020.  Information concerning the ownership of Montage’s securities by Montage’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Montage’s Annual Report on Form 10-K for the fiscal year ended 2019 filed with the SEC on March 10, 2020 and its definitive proxy statement for the 2020 annual meeting of shareholders filed with the SEC on April 28, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Registration Statement The Company has filed a registration statement (File No. 333-238633) (including a prospectus and the related Preliminary Prospectus Supplement) with the SEC for the offering of common stock to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and any other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc., c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: 1-800-831-9146.   This presentation shall not be deemed an offer to sell or a solicitation of an offer to buy our securities in any jurisdiction in which such offer or solicitation is not permitted. The securities will be offered by means of a prospectus supplement and accompanying prospectus and only to such persons and in such jurisdictions as is permitted under applicable law. Additional Information

Increase Scale Position SWN as a gas and gas liquids leader in Appalachia Shareholder Returns Driven Strategy Increasing Resilience & Relevance Through People & Innovation Capitalize on strategic opportunities in an industry in transition Prioritize transactions that deliver impactful synergies and increase free cash flow Leverage track record of successful integration and execution Deliver free cash flow Maintain disciplined capital allocation Preserve differentiated culture of vigilance for HSE and ESG Convert resource to reserves Drive growth through development of organic and/or acquired Tier 1 assets Invest in projects that continue to strengthen overall corporate returns Stringent cost management Expand margins for increased profitability Hedge to reduce commodity risk Opportunistically reduce debt level over time Further enhance well performance; reduce base decline rate Leverage innovative technology Accelerate capital and operational efficiencies; further drive down costs Optimize commercial and marketing agreements Progress Best-In-Class Execution Create Sustainable Value Protect Financial Strength

Financial metrics include Return on Capital Employed, Cash Flow per Debt Adjusted Share, Cash Flow per Share, Free Cash Flow per Share and Earnings per Share. Based on strip pricing as of July 30, 2020. Free cash flow is a non-GAAP financial measure. See explanation on page 14. Complementary Appalachia Acquisition Transforms SWN to free cash flow Drive Best-In-Class Execution Enhances economic inventory, providing increased capital efficiency Marketing flexibility optimized to achieve better realized prices Enhances credit profile Improves fixed cost structure Protecting deal economics through dynamic hedging Strengthens financial metrics, including ROCE, CFPDAS, CFPS, FCFPS, EPS and margins(1) Free cash flow of approximately $100 million(2,3) starting in 2021 Third largest producer in Appalachia with approximately 3 Bcfe/day; largest condensate producer in basin Delivering synergies of approximately $30 million in identified annual G&A savings, potential for additional operational efficiencies Protect Financial Strength Create Sustainable Value Increase Scale

SWN Southwest Appalachia Net Acres: 287,693(3) YE 2019 Proved Reserves: 7.9 Tcfe(3) 1H2020 Production: 962 MMcfe/d(5) 50% gas 42% NGL 8% oil SWN Northeast Appalachia Net Acres: 173,994(3) YE 2019 Proved Reserves: 4.8 Tcf(3) 1H2020 Production: 1,247 MMcf/d(5) 100% gas Montage Net Acres: 324,500(4) YE 2019 Proved Reserves: 2.7 Tcfe(3) 1H2020 Production: 581 MMcfe/d(5) 81% gas 13% NGL 6% oil SWN MR Overlap Increasing scale and improving returns with in-basin consolidation through an at-market, all-stock transaction SWN + MR Overview Flexible, high-quality portfolio SWN + MR Market Capitalization(1) $1.9B Enterprise Value(1) $5.0B Net Debt / Adjusted EBITDA(2) 3.0x YE 2019 Proved Reserves(3) Natural Gas / Oil / NGL 15.5 Tcfe 79% / 5% / 17% YE 2019 Proved Reserve PV-10(3) $5.2B 1H2020 Production Natural Gas / Oil / NGL 2.8 Bcfe/d 79% / 4% / 17% Net Acres(4) ~786,000 Total Locations(3) ~5,150 As of August 11, 2020. As of June 30, 2020. Net debt to adjusted EBITDA is a non-GAAP financial measure. See explanation and reconciliation on page 14. As of December 31, 2019. PV-10 is pre-tax. Pre-tax PV-10 is a non-GAAP financial measure. See explanation on page 14. As of June 30, 2020. Percentages are representative of production for six months ended June 30, 2020. Acreage by County

No premium, all-stock transaction MR shareholders will receive 1.8656 SWN common shares for every share of MR stock owned Southwestern shareholders will own ~90% of the combined company Subject to customary closing conditions and regulatory approvals, including approval by MR shareholders EnCap, Montage’s ~39% shareholder has agreed to vote in favor of this transaction Expected to close fourth quarter 2020 Transaction Summary

Montage Asset Base

High quality acreage

Southwest Appalachia Acreage Map

Emerging liquids-rich Utica
Core Utica dry gas and super rich Marcellus
SWN Acreage
MR Acreage
Wayne
Stark
Columbiana
Holmes
Carroll
Jefferson
Coshocton
Harrison
Belmont
Muskingum
Noble
Monroe
Morgan
Athens
Wood
Meigs
Wirt
Ritchie
Gilmer
Braxton
Webster
Lewis
Barbour
Randolph
Tucker
Preston
Marion
Monongalia
Wetzel
Tyler
Pleasants
Marshall
Ohio
Brooke
Greene
Fayette
Washington
Westmoreland
Allegheny
Beaver
Lawrence

swn Southwestern Energy
8

324,500 net acres(1) across Southeast Ohio, Northwest West Virginia and Northeast Pennsylvania spanning all commodity windows 183,700 acres in Utica Shale Fairway 56,500 acres in proven, stacked pay, high return Marcellus super rich Montage Asset Base High quality acreage As of June 30, 2020. As of December 31, 2019. PV-10 is pre-tax. Pre-tax PV-10 is a non-GAAP financial measure. See explanation on page 14. Production for six months ended June 30, 2020. Remaining locations as of December 31, 2019 per SWN analysis. YE 2019 Proved Reserves(2) 2.7 Tcfe YE 2019 Proved Reserve PV-10(2) $1.5B 1H 2020 Production(3) 581 MMcfe/d Total Locations(4) ~520 Average Working Interest for Producing Wells(1) 86% Operated Production(1) 96% Southwest Appalachia Acreage Map SWN Acreage MR Acreage Core Utica dry gas and super rich Marcellus Emerging liquids-rich Utica

Acquired assets provide attractive returns Portfolio integrates well with near-term development plans; drilling across all acreage Proven, high return dry gas Utica in core of play with proximity to major markets Tier 1 Marcellus super rich gas complementing Southwest Appalachia rich gas and super rich gas acreage Differentiated liquids acreage expanded Expansion opportunities into emerging Utica liquids rich windows Value further strengthened by SWN’s operational agility Natural gas remains the fundamental commodity in portfolio Portfolio Optionality Increasing depth of high quality inventory Returns Driven Investment Flexibility Rich Gas Super Rich Gas Dry Gas Greater Gas Greater Liquids SWN MR Super Rich Gas Dry Gas Rich Gas

Building on financial strength Retains peer leading maturity window with ample liquidity Proceeds from equity issuance will be used to reduce near-term maturities Potential to opportunistically refinance the remainder of MR 8.875% Senior Notes due 2023 Improving debt metrics Accretive to leverage ratio Free cash flow provides path to further reduction in absolute debt levels Top Tier Balance Sheet 5 year senior note maturity profile remains differentiated Note: Peers in chart include AR, COG, CNX, EQT and RRC. Includes senior notes and amounts outstanding on credit facilities as of June 30, 2020. Assumes proceeds of $150 million equity issuance used to pay down debt and an amendment to SWN credit agreement that will permit, among other things, the assumption of Montage notes. $0.6B $0.9B $1.0B $1.3B $2.0B $2.0B (1)

Resilient Value Proposition

Increases scale…

…and improves investable value proposition

First Half of 2020 Production (Bcfe/day)[2]

4.0
3.4
2.8
2.3
2.3
1.2
Peer B
Peer E
SWN + MR
Peer A
Peer D
Peer C

Net Debt to Adjusted EBITDA[2,3]

1.2x
2.6x
2.7x
3.0x
3.6x
4.7x
Peer A
Peer C
Peer B
SWN + MR(3)
Peer E
Peer D

swn Southwestern Energy
11

Increases scale… Creates the 3rd largest producer in Appalachia, in both total equivalent and liquids production Scale improves stability and resilience Increases locations economic at current strip pricing(1) …and improves investable value proposition Enhances credit metrics Expect free cash flow starting in 2021 of approximately $100 million(1,3) Resilient Value Proposition Strip pricing as of July 30, 2020. Source: Company filings. Peers include: AR, COG, CNX, EQT and RRC. 3) Net debt to adjusted EBITDA as of June 30, 2020. Net debt to Adjusted EBITDA and free cash flow are non-GAAP financial measures. See explanations on page 14. Net Debt to Adjusted EBITDA(2,3) First Half of 2020 Production (Bcfe/day)(2) (3) One of only two companies with greater than 1 Tcfe of annual production and leverage of 3x or less

Transaction Aligns with SWN Strategy

Accretive long-term value proposition for shareholders

Create Sustainable Value	Protect Financial Strength	Increase Scale	Drive Best-In-Class Execution
Strengthens financial metrics	**Accretive** to leverage	**Immediate** impactful synergies	**Enhances** economic inventory
Delivers free cash flow	**Improves** fixed cost structure	**Increases** portfolio optionality	**Optimizes** firm transportation

swn Southwestern Energy

12

Transaction Aligns with SWN Strategy Accretive long-term value proposition for shareholders Strengthens financial metrics Delivers free cash flow Create Sustainable Value Accretive to leverage Improves fixed cost structure Protect Financial Strength Enhances economic inventory Optimizes firm transportation Drive Best-In-Class Execution Immediate impactful synergies Increases portfolio optionality Increase Scale

Premier asset base – 786,000 acres across West Virginia, Pennsylvania and Ohio Tier 1 natural gas acreage – high-rate, high-value natural gas assets; approximately 80% of production natural gas Basin leading liquids production – highest yield condensate acreage Free cash flow starting in 2021 Returns driven capital allocation – portfolio optionality meeting stringent return hurdles Financial strength – ample liquidity and peer leading maturity profile Low cost operator – top quartile well costs; delivering reductions across all expense categories Right-sized transportation portfolio – delivering to premium markets Operational excellence & logistics management – SWN drilling rigs and frac crew providing agility; low-cost water management Recognized ESG & HSE leadership – low methane emission intensity; recognized chemical disclosure and management; leading corporate governance standards Proven management team – highly experienced, dynamic team focused on long-term value creation Why Invest in SWN? Building long-term shareholder value

Pre-tax PV-10 is defined as PV-10 before the impact of taxes. Pre-tax PV-10 is a non-GAAP financial measure and generally differs from standardized measure, the most directly comparable GAAP financial measure, because it does not include the effects of income taxes on future net revenues. Neither pre-tax PV-10 nor standardized measure represents an estimate of the fair market value of oil and natural gas properties. Net debt is defined as short-term debt plus long-term debt less cash and cash equivalents.  Adjusted EBITDA is defined as net income (loss) plus interest, income tax expense (benefit), depreciation, depletion and amortization, expenses associated with the restructuring charges, impairments, legal settlements and gains (losses) on unsettled derivatives less gains (losses) on sale of assets and gains on early extinguishment of debt over the prior 12 month period. Net cash flow is defined as cash flow from operating activities before changes in operating assets and liabilities. Free cash flow is defined as net cash flow less accrual based capital expenditures, and estimates free cash flow for future periods is based on strip pricing as of July 30, 2020.  Southwestern has included information concerning Net debt / Adjusted EBITDA because it is used by certain investors as a measure of the ability of a company to service or incur indebtedness and because it is a financial measure commonly used in the energy industry.  Net debt / Adjusted EBITDA should not be considered in isolation or as a substitute for net income, net cash provided by operating activities or other income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. Net debt / Adjusted EBITDA, as defined above, may not be comparable to similarly titled measures of other companies. These adjusted amounts are not a measure of financial performance under GAAP. The Company does not provide a reconciliation to estimated Free Cash Flow because the Company does not provide the GAAP financial measures of net income or loss or net cash provided by operating activities on a forward-looking basis because it is unable to predict, without unreasonable effort, certain components thereof including, but not limited to capital expenditures, production and realized prices for production. These items are inherently uncertain and depend on various factors, many of which are beyond its control. As such, any associated estimate and its impact on GAAP performance and cash flow measures could vary materially based on a variety of acceptable management assumptions. Explanation of Non-GAAP Measures

Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Montage Resources Corporation

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Montage Resources Corporation (a Delaware corporation) and subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of comprehensive income, changes in stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Change in accounting principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases as of January 1, 2019, due to the adoption of Accounting Standards Codification Topic 842, Leases.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP We have served as the Company’s auditor since 2011 Pittsburgh, Pennsylvania March 10, 2020

MONTAGE RESOURCES CORPORATION

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	December 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,056	$5,959
Accounts receivable	77,402	119,332
Assets held for sale	1,047	—
Other current assets	35,509	8,639

Total current assets	126,014	133,930
PROPERTY AND EQUIPMENT
Oil and natural gas properties, successful efforts method:
Unproved properties	508,576	482,475
Proved oil and gas properties, net	1,251,105	807,583
Other property and equipment, net	11,226	6,300

Total property and equipment, net	1,770,907	1,296,358
OTHER NONCURRENT ASSETS
Other assets	7,616	3,481
Operating lease right-of-use assets	36,975	—
Assets held for sale	9,665	—

TOTAL ASSETS	$1,951,177	$1,433,769

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$119,907	$116,735
Accrued capital expenditures	43,500	12,979
Accrued liabilities	53,866	56,909
Accrued interest payable	21,308	21,661
Liabilities associated with assets held for sale	2,815	—
Operating lease liability	12,666	—

Total current liabilities	254,062	208,284
NONCURRENT LIABILITIES
Debt, net of unamortized discount and debt issuance costs	500,541	497,778
Revolving credit facility	130,000	32,500
Asset retirement obligations	29,877	7,110
Other liabilities	8,029	611
Operating lease liability	24,569	—
Liabilities associated with assets held for sale	7,013	—

Total liabilities	954,091	746,283
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock, 50,000,000 authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 authorized, 35,770,934 and 20,169,063 shares issued and outstanding, respectively	383	3,043
Additional paid in capital	2,352,309	2,065,119
Treasury stock, shares at cost; 2,508,485 and 1,747,624 shares, respectively	(10,049)	(3,357)
Accumulated deficit	(1,345,557)	(1,377,319)

Total stockholders’ equity	997,086	687,486

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,951,177	$1,433,769

The accompanying notes are an integral part of these Consolidated Financial Statements.

MONTAGE RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

( in thousands except per share data)

	For the Year Ended December 31,
	2019	2018	2017
REVENUES
Natural gas, oil and natural gas liquids sales	$591,699	$498,593	$380,178
Brokered natural gas and marketing revenue	42,274	16,552	3,481
Other revenue	468	—	—

Total revenues	634,441	515,145	383,659
OPERATING EXPENSES
Lease operating	43,359	28,289	20,525
Transportation, gathering and compression	208,826	138,766	124,839
Production and ad valorem taxes	12,141	10,141	8,490
Brokered natural gas and marketing expense	42,700	16,886	3,191
Depreciation, depletion, amortization and accretion	156,003	134,940	119,362
Exploration	58,917	49,563	50,208
General and administrative	70,941	44,389	44,553
Rig termination and standby	1,081	—	1
Gain on sale of assets	(476)	(1,815)	(179)
Other expense	60	—	—

Total operating expenses	593,552	421,159	370,990

OPERATING INCOME	40,889	93,986	12,669
OTHER INCOME (EXPENSE)
Gain (loss) on derivative instruments	48,596	(21,169)	45,365
Interest expense, net	(59,055)	(53,990)	(49,490)
Other income (expense)	16	(1)	(19)

Total other expense, net	(10,443)	(75,160)	(4,144)

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	30,446	18,826	8,525
Income tax benefit (expense)	—	—	—

INCOME FROM CONTINUING OPERATIONS	30,446	18,826	8,525
Income from discontinued operations, net of income tax	1,316	—	—

NET INCOME	$31,762	$18,826	$8,525

EARNINGS PER SHARE OF COMMON STOCK
Basic:
Weighted average common stock outstanding	33,211	19,999	17,479
Income from continuing operations	$0.92	$0.94	$0.49
Income from discontinued operations	0.04	—	—

Net income	$0.96	$0.94	$0.49

Diluted:
Weighted average common stock outstanding	33,324	20,087	17,679
Income from continuing operations	$0.91	$0.94	$0.48
Income from discontinued operations	0.04	—	—

Net income	$0.95	$0.94	$0.48

The accompanying notes are an integral part of these Consolidated Financial Statements.

MONTAGE RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, and 2017

(in thousands, except share and per share data)

	Number of Shares	Common Stock ($0.01 Par)	Additional Paid-in- Capital	Treasury Stock	Accumulated Deficit	Total
Balances, December 31, 2016	17,372,793	$2,607	$1,958,731	$(61)	$(1,404,670)	$556,607
Stock-based compensation	—	—	9,301	—	—	9,301
Equity issuance costs	—	—	(44)	—	—	(44)
Issuance of restricted stock	10,213	2	(2)	—	—	—
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income tax withholdings	133,018	28	(28)	(2,035)	—	(2,035)
Net income	—	—	—	—	8,525	8,525

Balances, December 31, 2017	17,516,024	$2,637	$1,967,958	$(2,096)	$(1,396,145)	$572,354
Stock-based compensation	—	—	7,891	—	—	7,891
Equity issuance costs	—	—	(344)	—	—	(344)
Shares of common stock issued in asset acquisition, net of equity issuance costs	2,521,573	378	89,642	—	—	90,020
Issuance of restricted stock	15,476	2	(2)	—	—	—
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income tax withholdings	115,990	26	(26)	(1,261)	—	(1,261)
Net income	—	—	—	—	18,826	18,826

Balances, December 31, 2018	20,169,063	$3,043	$2,065,119	$(3,357)	$(1,377,319)	$687,486
Stock-based compensation	—	—	8,784	—	—	8,784
Equity issuance costs	—	—	(30)	—	—	(30)
Shares of common stock issued in merger, net of equity issuance costs	15,013,520	150	275,609	—	—	275,759
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income tax withholdings	588,351	23	(6)	(6,692)	—	(6,675)
Reverse split 1:15	—	(2,833)	2,833	—	—	—
Net income	—	—	—	—	31,762	31,762

Balances, December 31, 2019	35,770,934	$383	$2,352,309	$(10,049)	$(1,345,557)	$997,086

The accompanying notes are an integral part of these Consolidated Financial Statements.

MONTAGE RESOURCES CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Year Ended December 31,
	2019	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$31,762	$18,826	$8,525
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation, depletion, amortization and accretion	156,552	134,940	119,362
Exploration expense	47,775	28,324	31,417
Stock-based compensation	8,784	7,891	9,301
Net cash for plugging wells	(1,044)	—	—
(Gain) loss on derivative instruments	(48,596)	21,169	(45,365)
Net cash receipts (payments) on settled derivatives	20,323	(26,985)	(2,224)
Gain on sale of assets	(601)	(1,815)	(179)
Amortization of deferred financing costs	2,781	2,256	2,098
Amortization of debt discount	1,330	1,327	1,324
Changes in operating assets and liabilities:
Accounts receivable	67,652	(42,879)	(31,780)
Other assets	1,893	(2,192)	1,863
Accounts payable and accrued liabilities	(33,182)	84,231	18,404

Net cash provided by operating activities	255,429	225,093	112,746

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures for oil and gas properties	(349,710)	(275,601)	(291,779)
Capital expenditures for other property and equipment	(632)	(1,007)	(2,007)
Proceeds from sale of assets	1,959	10,358	1,317
Cash acquired in merger	12,894	—	—
Change in deposits and other long-term assets	(53)	—	—

Net cash used in investing activities	(335,542)	(266,250)	(292,469)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuance costs	(4,264)	(497)	(1,750)
Repayments of long-term debt	(321)	(506)	(453)
Proceeds from revolving credit facility	97,500	32,500	—
Equity issuance costs	(30)	(344)	(44)
Employee tax withholding for settlement of equity compensation awards	(6,675)	(1,261)	(2,035)

Net cash provided by (used in) financing activities	86,210	29,892	(4,282)

Net increase (decrease) in cash and cash equivalents	6,097	(11,265)	(184,005)
Cash and cash equivalents at beginning of period	5,959	17,224	201,229

Cash and cash equivalents at end of period	$12,056	$5,959	$17,224

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$59,552	$51,101	$47,362
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Asset retirement obligations incurred, including changes in estimate	$2,898	$418	$679
Additions of other property through debt financing	$—	$173	$183
Additions to oil and natural gas properties - changes in accounts payable, accrued liabilities, and accrued capital expenditures	$17,725	$(15,269)	$22,264
Assets held for sale	$—	$—	$(262)
Asset acquisition through stock issuance	$—	$90,020	$—
BRMR Merger consideration	$275,759	$—	$—

The accompanying notes are an integral part of these Consolidated Financial Statements.

MONTAGE RESOURCES CORPORATION

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018, and 2017

Note 1-Organization and Nature of Operations

Montage Resources Corporation (the “Company”), is an independent exploration and production company engaged in the acquisition and development of oil and natural gas properties in the Appalachian Basin of the United States, which encompasses the Utica Shale, Indian Castle/Flat Creek Shales and Marcellus Shale prospective areas.

Note 2-Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). In the opinion of management, the accompanying Consolidated Financial Statements include all adjustments (consisting of normal and recurring accruals) considered necessary to present fairly the Company’s financial position as of December 31, 2019 and 2018, and the results of its operations, comprehensive income (loss) and its cash flows for the years ended December 31, 2019, 2018, and 2017.

Preparation in accordance with U.S. GAAP requires the Company to (1) adopt accounting policies within accounting rules set by the Financial Accounting Standards Board (“FASB”) and (2) make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosed amounts. The Company’s management believes the major estimates and assumptions impacting the Consolidated Financial Statements are the following:

•

estimates of proved reserves of oil and natural gas, which affect the calculations of depreciation, depletion, amortization and accretion and impairment of capitalized costs of oil and natural gas properties;

•	estimates of asset retirement obligations;

•	estimates of the fair value of oil and natural gas properties the Company owns, particularly properties that the Company has not yet explored, or fully explored, by drilling and completing wells;

•	impairment of undeveloped properties and other assets; and

•	depreciation and depletion of property and equipment.

Actual results may differ from estimates and assumptions of future events and these revisions could be material. Future production may vary materially from estimated oil and natural gas proved reserves. Actual future prices may vary significantly from price assumptions.

(b) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. The carrying amounts approximate fair value due to the short-term nature of these items. Cash in bank accounts at times may exceed federally insured limits.

(c) Accounts Receivable

Accounts receivable are carried at estimated net realizable value. Trade credit is generally extended on a short-term basis, and therefore, accounts receivable do not bear interest, although a finance charge may be applied to such receivables that are past due. A valuation allowance is provided for those accounts for which collection is estimated as doubtful and uncollectible accounts are written off and charged against the allowance. In estimating the allowance, management considers, among other things, how recently and how frequently payments have been received and the financial position of the party. The Company had no significant accounts receivables determined to be uncollectable as of December 31, 2019 or December 31, 2018.

The Company accrues revenue due to timing differences between the delivery of natural gas, NGLs, and crude oil and the receipt of a delivery statement. These revenues are recorded based upon volumetric data from the Company’s records and management’s estimates of the related commodity sales and transportation and compression fees, which are, in turn, based upon applicable product prices.

(d) Property and Equipment

Oil and Natural Gas Properties

The Company follows the successful efforts method of accounting for its oil and natural gas operations. Acquisition costs for oil and natural gas properties, costs of drilling and equipping productive wells, and costs of unsuccessful development wells are capitalized and amortized on an equivalent unit-of-production basis over the life of the remaining related oil and gas reserves. The estimated future costs of dismantlement, restoration, plugging and abandonment of oil and gas properties and related disposal are capitalized when asset retirement obligations are incurred and amortized as part of depreciation, depletion, amortization and accretion expense (See “Depreciation, Depletion, Amortization and Accretion ” below).

Costs incurred to acquire producing and non-producing leaseholds are capitalized. All unproved leasehold acquisition costs are initially capitalized, including the cost of leasing agents, title work and due diligence. If the Company acquires leases in a prospective area, these costs are capitalized as unproved leasehold costs. If no leases are acquired by the Company with respect to the initial costs incurred or the Company discontinues leasing in a prospective area, the costs are charged to exploration expense. Unproved leasehold costs that are determined to have proved oil and gas reserves are transferred to proved leasehold costs.

Upon the sale or retirement of a complete field of a proved property, the cost is eliminated from the property accounts, and the resultant gain or loss is reclassified to the Company’s Consolidated Statements of Operations. Upon the sale of an individual well, the proceeds are credited to accumulated depreciation and depletion within the Company’s Consolidated Balance Sheets. Upon the sale of an entire interest in an unproved property where the property had been assessed for impairment individually, a gain or loss is recognized in the Company’s Consolidated Statements of Operations. Upon the sale of an entire interest in an unproved property where the property had been assessed for impairment on a group basis, no gain or loss is recognized in the Company’s Consolidated Statements of Operations unless the proceeds exceed the original cost of the property, in which case a gain is recognized in the amount of such excess. If a partial interest in an unproved property is sold, any funds received are accounted for as a reduction of the cost in the interest retained.

A summary of property and equipment including oil and natural gas properties is as follows (in thousands):

	December 31, 2019	December 31, 2018
Oil and natural gas properties:
Unproved	$508,576	$482,475
Proved	2,783,232	2,188,233

Gross oil and natural gas properties	3,291,808	2,670,708
Less accumulated depreciation, depletion and amortization	(1,532,127)	(1,380,650)

Oil and natural gas properties, net	1,759,681	1,290,058
Other property and equipment	20,000	14,460
Less accumulated depreciation	(8,774)	(8,160)

Other property and equipment, net	11,226	6,300

Property and equipment, net	$1,770,907	$1,296,358

Exploration expenses, including geological and geophysical expenses and delay rentals for unevaluated oil and gas properties are charged to expense as incurred. Exploratory drilling costs are initially capitalized as unproved property, not subject to depletion, but charged to expense if and when the well is determined not to have found proved oil and gas reserves.

Other Property and Equipment

Other property and equipment include land, buildings, leasehold improvements, vehicles, computer equipment and software, telecommunications equipment, and furniture and fixtures. These items are recorded at cost, or fair value if acquired through a business acquisition.

(e) Accounts Payable and Accrued Liabilities

A summary of accounts payable is as follows (in thousands):

	December 31, 2019	December 31, 2018
Trade payables	$20,232	$27,481
Royalty payables	76,642	70,019
Production & ad valorem taxes	1,025	1,811
Derivative payable	112	4,736
Other payables	21,896	12,688

Total accounts payable	$119,907	$116,735

A summary of accrued liabilities is as follows (in thousands):

	December 31, 2019	December 31, 2018
Ad valorem and production taxes	$9,830	$6,193
Employee compensation	9,375	6,595
Royalties	23,311	39,969
Short term derivatives	1,362	—
Other	9,988	4,152

Total accrued liabilities	$53,866	$56,909

(f) Revenue Recognition

Product Revenue

The Company’s revenues are primarily derived from the sale of natural gas and oil production, as well as the sale of NGLs that are extracted from the natural gas. Sales of natural gas, NGLs, and oil are recognized when the Company satisfies a performance obligation by transferring control of a product to a customer. Payment is generally received one month after the sale has occurred.

Natural Gas

Under the Company’s natural gas sales contracts, the Company delivers natural gas to the purchaser at an agreed upon delivery point. Natural gas is transported from the wellhead to delivery points specified under sales contracts. To deliver natural gas to these points, the Company uses third parties to gather, compress, process and transport the natural gas. The Company maintains control of the natural gas during gathering, compression, processing, and transportation. The Company’s sales contracts provide that it receives a specific index price adjusted for pricing differentials. The Company transfers control of the product at the delivery point and recognizes revenue based on the contract price. The costs to gather, compress, process and transport the natural gas are recorded as transportation, gathering and compression expense.

NGLs

The Company sells NGLs directly to the NGLs purchaser. For these NGLs, the sales contracts provide that the Company deliver the product to the purchaser at an agreed upon delivery point and that the Company receives a specific index price adjusted for pricing differentials. The Company transfers control of the product to the purchaser at the delivery point and recognizes revenue based on the contract price. The costs to further process and transport NGLs are recorded as transportation, gathering and compression expense.

Oil

Under the Company’s oil sales contracts, the Company generally sells oil to the purchaser from storage tanks at central stabilization facilities and well pads and collects a contractually agreed upon index price, net of pricing differentials and certain costs incurred by third parties. The Company transfers control of the product from the central stabilization facilities and well pads to the purchaser and recognizes revenue based on the contract price.

Marketing Revenue

Brokered natural gas and marketing revenues are derived from activities to purchase and sell third-party natural gas and to market excess firm transportation capacity to third parties. The Company retains control of the purchased natural gas and NGLs prior to delivery to the purchaser. The Company has concluded that it is the principal in these arrangements and therefore the Company recognizes revenue on a gross basis, with costs to purchase and transport natural gas presented as brokered natural gas and marketing expense. Contracts to sell third party natural gas are generally subject to similar terms as contracts to sell the Company’s produced natural gas and NGLs. The Company satisfies performance obligations to the purchaser by transferring control of the product at the delivery point and recognizes revenue based on the price received from the purchaser.

Disaggregation of Revenue

The following table illustrates the revenue disaggregated by type for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
Revenues (in thousands)
Natural gas sales	$361,318	$274,239	$241,379
NGL sales	84,552	86,152	64,109
Oil sales	145,829	138,202	74,690
Brokered natural gas and marketing revenue	42,274	16,552	3,481
Other revenue	468	—	—

Total revenues	$634,441	$515,145	$383,659

Transaction Price Allocated to Remaining Performance Obligations

A significant number of the Company’s product sales are short-term in nature with a contract term of one year or less. For those contracts, the Company has utilized the practical expedient allowed in the revenue accounting standard that exempts the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligations are part of a contract that has an original expected duration of one year or less.

For any product sales that have a contract term greater than one year, the Company has also utilized the practical expedient that states that it is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these product sales contracts, each unit of product generally represents a separate performance obligation; therefore, future volumes are wholly unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. Currently, any product sales that have a contractual term greater than one year have no long-term fixed considerations.

Contract Balances

Under the Company’s sales contracts, customers are invoiced once performance obligations have been satisfied, at which point payment is unconditional. Accordingly, the Company’s product sales contracts do not give rise to contract assets or liabilities. Accounts receivable attributable to the Company’s revenue contracts with customers was $63.7 million and $94.1 million at December 31, 2019 and December 31, 2018, respectively.

(g) Major Customers

The Company sells production volumes to various purchasers. For the years ended December 31, 2019, 2018, and 2017, there were two, one and two customers, respectively, that accounted for 10% or more of the total natural gas, NGLs and oil sales. The following table sets forth the Company’s major customers and associated percentage of revenue for the periods indicated:

	For the Year Ended December 31,
	2019	2018	2017
Purchaser
BP Energy Company	23%	—	—
Emera Energy Services	—	—	17%
Marathon Petroleum	20%	25%	10%

Total	43%	25%	27%

Management believes that the loss of any one customer would not have a material adverse effect on the Company’s ability to sell natural gas, NGLs and oil production because it believes that there are potential alternative purchasers although it may be necessary to establish relationships with new purchasers. However, there can be no assurance that the Company can establish such relationships or that those relationships will result in an increased number of purchasers.

(h) Concentration of Credit Risk

The following table summarizes concentration of receivables, net of allowances, by product or service as of December 31, 2019 and December 31, 2018 (in thousands):

	December 31, 2019	December 31, 2018
Receivables by product or service:
Sale of oil and natural gas and related products and services	$63,730	$94,107
Joint interest owners	12,156	24,830
Derivatives	210	372
Other	1,306	23

Total	$77,402	$119,332

Oil and natural gas customers include pipelines, distribution companies, producers, gas marketers and industrial users primarily located in Ohio, Pennsylvania and West Virginia. As a general policy, collateral is not required for receivables, but customers’ financial condition and credit worthiness are evaluated regularly.

By using derivative instruments that are not traded on an exchange to hedge exposures to changes in commodity prices, the Company exposes itself to the credit risk of counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe the Company, which creates credit risk. To minimize the credit risk in derivative instruments, it is the Company’s policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. Additionally, the Company uses master netting agreements to minimize credit-risk exposure. The creditworthiness of the Company’s counterparties is subject to periodic review. The fair value of the Company’s commodity unsettled derivative contracts was a net asset position of $27.1 million and $5.7 million at December 31, 2019 and 2018, respectively. Other than as provided by the revolving credit facility, the Company is not required to provide credit support or collateral to any of its counterparties under the Company’s contracts, nor are they required to provide credit support to the Company. As of December 31, 2019, the Company did not have past-due receivables from or payables to any of the counterparties.

(i) Depreciation, Depletion, Amortization and Accretion

Oil and Natural Gas Properties

Depreciation, depletion, amortization and accretion (“DD&A”) of capitalized costs of proved oil and natural gas properties is computed using the unit-of-production method on a field level basis using total estimated proved reserves. The reserve base used to calculate DD&A for leasehold acquisition costs and the cost to acquire proved properties is the sum of proved developed reserves and proved undeveloped reserves. The reserve base used to calculate DD&A for drilling, completion and well equipment costs, which include development costs and successful exploration drilling costs, includes only proved developed reserves. DD&A expense relating to proved oil and natural gas properties for the years ended December 31, 2019, 2018, and 2017 totaled approximately $153.8 million, $133.2 million and $117.3 million, respectively, and is included in depreciation, depletion, amortization and accretion expense in the Consolidated Financial Statements.

Other Property and Equipment

Depreciation with respect to other property and equipment is calculated using straight-line methods based on expected lives of the individual assets or groups of assets ranging from 5 to 40 years. Depreciation for the years ended December 31, 2019, 2018, and 2017 totaled approximately $2.2 million, $1.8 million and $2.0 million, respectively. This amount is included in depreciation, depletion, amortization and accretion expense in the Consolidated Statements of Operations.

(j) Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value if such carrying amount exceeds the fair value.

The review of the Company’s oil and gas properties is done by determining if the historical cost of proved and unproved properties less the applicable accumulated DD&A and abandonment is less than the estimated expected undiscounted future cash flows. The expected future cash flows are estimated based on the Company’s plans to continue to produce and develop proved reserves and a risk-adjusted portion of probable reserves. Expected future cash flow from the sale of production of reserves is calculated based on estimated future prices. The Company estimates prices based upon current contracts in place, adjusted for basis differentials and market-related information, including published futures prices. The estimated future level of production is based on assumptions surrounding future prices and costs, field decline rates, market demand and supply and the economic and regulatory climates. If the carrying value exceeds the expected future cash flows, an impairment loss is recognized for the difference between the estimated fair market value (as determined by discounted future cash flows) and the carrying value of the assets. There were no impairments of proved properties for the years ended December 31, 2019, 2018, and 2017.

When an impairment charge is recognized it represents a significant Level 3 measurement in the fair value hierarchy. The primary input used is the Company’s forecasted discount net cash flows.

The determination of oil and natural gas reserve estimates is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results.

Unproved oil and natural gas properties are periodically assessed for impairment by considering future drilling and exploration plans, results of exploration activities, commodity price outlooks, planned future sales and expiration of all or a portion of the properties. An impairment charge is recorded if conditions indicate the Company will not explore the acreage prior to expiration of the applicable leases. The Company recorded impairment charges of unproved oil and gas properties related to lease expirations of $45.8 million, $27.6 million, and $28.3 million for the years ended December 31, 2019, 2018, and 2017, respectively. These costs are included in exploration expense in the Consolidated Statements of Operations.

(k) Income Taxes

The Company accounts for income taxes, as required, under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740 “Income Taxes” provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the uncertain tax position guidance and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded a reserve for any uncertain tax positions to date.

(l) Fair Value of Financial Instruments

The Company has established a hierarchy to measure its financial instruments at fair value, which requires it to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy defines three levels of inputs that may used to measure fair value:

Level 1 -Unadjusted quoted prices in active markets for identical, unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 -Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market date for substantially the entire contractual term of the asset or liability. The Company’s valuation models are primarily industry-standard models that consider various inputs including: (i) quoted forward prices for commodities, (ii) time value, (iii) current market and contractual prices for the underlying instruments and (iv) volatility factors, as well as other relevant economic measures.

Level 3 -Unobservable inputs that reflect the entity’s own assumptions about the assumption market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

Valuation techniques that maximize the use of observable inputs are favored. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

(m) Derivative Financial Instruments

The Company uses derivative financial instruments to reduce exposure to fluctuations in the prices of the energy commodities it sells.

Derivatives are recorded at fair value and are included on the Consolidated Balance Sheets as current and noncurrent assets and liabilities. Derivatives are classified as current or noncurrent based on the contractual expiration date. Derivatives with expiration dates within the next 12 months are classified as current. The Company netted the fair value of derivatives by counterparty in the accompanying Consolidated Balance Sheets where the right to offset exists. The Company’s derivative instruments were not designated as hedges for accounting purposes for any of the periods presented. Accordingly, the changes in fair value are recognized in the Consolidated Statements of Operations in the period of change. Gains and losses on derivatives are included in cash flows from operating activities. Premiums for options are included in cash flows from operating activities.

The valuation of the Company’s derivative financial instruments represents a Level 2 measurement in the fair value hierarchy.

(n) Asset Retirement Obligation

The Company recognizes a legal liability for its asset retirement obligations (“ARO”) in accordance with Topic ASC 410, “Asset Retirement and Environmental Obligations,” associated with the retirement of a tangible long-lived asset, in the period in which it is incurred or becomes determinable, with an associated increase in the carrying amount of the related long-lived asset. The cost of the tangible asset, including the initially recognized asset retirement cost, is depreciated over the useful life of the asset and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The Company measures the fair value of its ARO using expected future cash outflows for abandonment discounted back to the date that the abandonment obligation was measured using an estimated credit adjusted rate.

Estimating the future ARO requires management to make estimates and judgments based on historical estimates regarding timing and existence of a liability, as well as what constitutes adequate restoration. Inherent in the fair value calculation are numerous assumptions and judgments including the ultimate costs, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the related asset.

The following table sets forth the changes in the Company’s ARO liability for the periods indicated (in thousands):

	For the Year Ended December 31,
	2019	2018	2017
Asset retirement obligations, beginning of period	$7,110	$6,029	$4,806
Accretion	2,368	663	544
Additional liabilities incurred	2,379	418	679
Obligation for wells acquired	20,188	—	—
Obligation for wells drilled	519	—	—
Liabilities settled via plugging	(723)	—	—
Less: current ARO portion (accrued liabilities)	(1,964)	—	—

Asset retirement obligations, end of period	$29,877	$7,110	$6,029

The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from independent third parties for costs that would be incurred to restore leased property to the contractually stipulated condition. Additions to ARO represent a significant nonrecurring Level 3 measurement.

(o) Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

(p) Segment Reporting

The Company operates in one industry segment: the oil and natural gas exploration and production industry in the United States. All of its operations are conducted in one geographic area of the United States. All revenues are derived from customers located in the United States.

(q) Debt Issuance Costs

The expenditures related to issuing debt are capitalized and reported as a reduction of the Company’s debt balance in the accompanying Consolidated Balance Sheets. These costs are amortized over the expected life of the related instruments using the effective interest rate method. When debt is retired before maturity or modifications significantly change the cash flows, related unamortized costs are expensed.

During the years ended December 31, 2019, 2018, and 2017, the Company amortized $4.1 million, $3.6 million and $3.4 million, respectively, of deferred financing costs and debt discount to interest expense using the effective interest method.

(r) Recent Accounting Pronouncements

Recently Adopted

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842).” The new standard provides guidance to increase transparency and comparability among organizations and industries by recognizing lease assets and liabilities on the balance sheet and disclosing key information about leasing arrangements. Entities are required to recognize all leases in the statement of financial position as assets and liabilities regardless of the leases’ classification. These requirements are effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period with early adoption permitted. In July 2018, the FASB issued ASU 2018-11, “Leases: Targeted Improvements.” The update provided an optional transition method of adoption that permitted entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. Under the optional transition method, comparative financial information and disclosures are not required. The update also provided transition practical expedients. The standard required disclosures of the nature, maturity and value of an entity’s lease liabilities and elections made by the entity. In March 2019, the FASB issued ASU 2019-01, “Leases: Codification Improvements,” which, among other things, clarified interim disclosure requirements in the year of ASU 2016-02 adoption.

The Company adopted these standards effective January 1, 2019 using the optional transition method of adoption. The Company implemented a third-party-sponsored lease accounting information system to facilitate the accounting and financial reporting requirements and implemented processes and controls to review new contracts and modifications to existing contracts that contain lease components for appropriate accounting treatment. See Note 6 - Leases for the disclosures required by the standards.

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments”, and subsequently, the FASB issued several related ASUs to clarify the application of the credit loss standard. Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from its scope that have a contractual right to receive cash. The amendments are effective for smaller reporting companies for fiscal years and interim periods within the fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company is assessing the impact, if any, this guidance may have on our consolidated results of operations, financial position and financial disclosures, but does not currently anticipate a material impact.

Note 3-Acquisition

Eclipse Resources-PA, LP Acquisition

On January 18, 2018, Eclipse Resources-PA, LP, a wholly owned subsidiary of the Company, completed its acquisition of certain oil and gas leases, one producing well and other oil and gas rights and interests covering approximately 44,500 net acres located in Tioga and Potter Counties, Pennsylvania from Travis Peak Resources, LLC for an aggregate adjusted purchase price of $90 million, which was paid entirely with approximately 2.5 million shares of the Company’s common stock (the “Flat Castle Acquisition”). The transaction was accounted for as an asset acquisition. Approximately $86 million of the purchase price was allocated to unproved oil and natural gas properties and approximately $4 million was allocated to proved oil and gas properties associated with the producing well acquired. In addition, the Company capitalized approximately $1 million of transaction costs related to the acquisition.

During the year ended December 31, 2018, the Company assigned its option to purchase all of the outstanding equity interests of Cardinal NE Holdings, LLC (“Cardinal”), a wholly owned subsidiary of Cardinal Midstream II, LLC, which owns midstream infrastructure with associated gathering rights on acreage in the Indian Castle and Flat Creek Shales, to a third party. The third party exercised its option to purchase all of the outstanding equity interests of Cardinal in July 2018.

Merger with Blue Ridge Mountain Resources

On February 28, 2019, the Company completed its previously announced business combination transaction with Blue Ridge Mountain Resources, Inc. (“BRMR”) pursuant to that certain Agreement and Plan of Merger, dated as of August 25, 2018 and amended as of January 7, 2019 (the “Merger Agreement”), by and among the Company, Everest Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and BRMR. Pursuant to the Merger Agreement, Merger Sub merged with and into BRMR with BRMR continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “BRMR Merger”).

As a result of the BRMR Merger, each share of common stock, par value $0.01 per share, of BRMR issued and outstanding immediately prior to the effective time of the BRMR Merger (the “Effective Time”), excluding certain Excluded Shares (as such term is defined in the Merger Agreement), was converted into the right to receive from the Company 0.29506 of a validly issued, fully-paid, and nonassessable share of common stock, par value $0.01 per share, of the Company. The exchange ratio reflects an adjustment to account for the 15-to-1 reverse stock (See Note 12-Net Income (Loss) Per Share). Former stockholders of BRMR will receive cash for any fractional shares of the Company’s common stock to which they might otherwise be entitled as a result of the BRMR Merger. In addition, upon completion of the BRMR Merger, all shares of BRMR restricted stock and all BRMR restricted stock units and performance interest awards were converted into the right to receive shares of common stock of the Company or cash, in each case as specified in the Merger Agreement.

In connection with the BRMR Merger, the Company incurred approximately $25.5 million and $4.0 million of costs for the years ended December 31, 2019 and 2018, respectively, which are included in General and administrative expense on the Consolidated Statements of Operations and Comprehensive Income (Loss). Approximately $131.7 million of revenues and approximately $14.0 million of net income from continuing operations are attributed to the BRMR Merger are included in the Company’s Consolidated Statement of Operations and Comprehensive Income (Loss) for the period from March 1, 2019 to December 31, 2019. Approximately $7.2 million of revenues and approximately $1.3 million of net income from discontinued operations are attributed to the BRMR Merger are included in the Company’s Consolidated Statement of Operations and Comprehensive Income (Loss) for the period from March 1, 2019 to December 31, 2019.

The following table summarizes the purchase price allocation and the values of assets acquired and liabilities assumed (in thousands):

Purchase Price	February 28, 2019
Fair value of the Company’s common stock issued	$263,487
Fair value of BRMR share-based and other compensation	12,272

Total Fair Value of Consideration	$275,759
Cash and cash equivalents	12,894
Accounts receivable	25,884
Assets held for sale - current	2,296
Other current assets	1,702
Unproved properties	80,843
Proved oil and gas properties	218,866
Other property and equipment	7,059
Other assets	2,461
Operating lease right-of-use asset	7,900
Assets held for sale - long-term	9,611

Total assets acquired	$369,516
Accounts payable	(16,571)
Accrued capital expenditures	(5,807)
Accrued liabilities	(28,824)
Operating lease liability - current	(1,979)
Liabilities associated with assets held for sale - current	(7,683)
Asset retirement obligations	(20,188)
Operating lease liability - noncurrent	(5,923)
Liabilities associated with assets held for sale -long-term	(6,782)

Total liabilities assumed	$(93,757)

Net identifiable assets	$275,759

The fair value measurements of oil and natural gas properties and asset retirement obligations are based on inputs that are not observable in the market and therefore represent Level 3 inputs. The fair values of proved oil and natural gas properties and asset retirement obligations were measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural gas properties included estimates of: (i) recoverable reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices; and (v) a market-based weighed average cost of capital rate. The fair value of unproved properties was determined using a market approach utilizing recent transactions of a similar nature in the same basin. These inputs required significant judgements and estimates by management at the time of the valuation and are the most sensitive to possible future changes.

The following unaudited pro forma financial information represents the combined results for the Company as though the BRMR Merger had been completed on January 1, 2018. The pro forma combined financial information has been included for comparative purposes and is not necessarily indicative of the results that might have actually occurred had the BRMR Merger taken place on January 1, 2018; furthermore, the financial information is not intended to be a projection of future results.

	For the Year Ended December 31,
(in thousands, except per share data) (unaudited)	2019	2018
Pro forma total revenues	$677,099	$698,850
Pro forma net income	$44,536	$5,919
Pro forma net income per share (basic)	$1.25	$0.17
Pro forma net income per share (diluted)	$1.24	$0.16

Note 4-Sale of Oil and Natural Gas Property Interests

Asset Sales

During the year ended December 31, 2017, the Company received approximately $0.5 million from a completed asset sale with a third party totaling approximately 100 acres. No gain or loss was recognized for this transaction, which was recorded as a reduction of oil and natural gas properties.

During the year ended December 31, 2017, the Company received approximately $0.8 million from a completed asset sale with a third party totaling approximately 150 acres. As a result of this sale, the Company recognized a gain of approximately $0.2 million.

During the year ended December 31, 2018, the Company received approximately $6.0 million from a completed asset sale of approximately 1,000 acres to a third party. As a result of this sale, the Company recognized a gain of approximately $1.5 million.

During the year ended December 31, 2018, the Company received approximately $3.8 million from a completed asset sale of approximately 400 acres to a third party. No gain or loss was recognized for this transaction, which was recorded as a reduction of oil and natural gas properties.

During the year ended December 31, 2018, the Company received approximately $0.3 million from a completed asset sale of approximately 50 acres to a third party. As a result of this sale, the Company recognized a gain of approximately $0.3 million.

During the year ended December 31, 2018, the Company sold the $0.2 million of pipeline assets. As a result of this sale, the Company recognized a loss of less than approximately $0.1 million. These pipeline assets were classified as held for sale on the Consolidated Balance Sheets as of December 31, 2015.

Note 5-Assets Held for Sale and Discontinued Operations

Assets Held for Sale

As a result of the BRMR Merger, the Company acquired certain assets that met the criteria for assets held for sale at the acquisition date, comprised of the net assets of Magnum Hunter Production, Inc. (“MHP”), a wholly-owned subsidiary of BRMR. These assets are located primarily in Kentucky and Tennessee.

The following summarizes assets and liabilities held for sale at December 31, 2019:

(in thousands)	December 31, 2019
Accounts receivable	$343
Other current assets	704

Total current assets held for sale	$1,047
Proved oil and gas properties, net	$9,528
Other noncurrent assets	137

Total noncurrent assets held for sale	$9,665
Accounts payable	$2,067
Accrued liabilities	570
Other current liabilities	178

Total current liabilities associated with assets held for sale	$2,815
Asset retirement obligations	$6,488
Other liabilities	525

Total noncurrent liabilities associated with assets held for sale	$7,013

Discontinued Operations

The Company determined that the planned divestiture of MHP met the assets held for sale criteria and the criteria for classification as discontinued operations as of December 31, 2019. The Company included the results of operations for MHP for the year ended December 31, 2019 in discontinued operations as follows:

(in thousands)	For the Year Ended December 31, 2019
Revenues	$7,160
Depreciation, depletion, amortization and accretion	(550)
Other operating expenses	(5,296)
Other income	2

Income from discontinued operations, net of tax	1,316
Gain on disposal of discontinued operations, net of tax	—

Income from discontinued operations, net of tax	$1,316

The Company had maintained an accrued liability of $3.5 million related to litigation involving MHP and a third-party regarding certain royalty and overriding royalty deductions and related payments under several farm-out agreements. The litigation concluded in April 2019 and, as result, the Company removed the accrued liability and recognized corresponding income from discontinued operations for the year ended December 31, 2019.

Total operating and investing cash flows of discontinued operations for the year ended December 31, 2019 were as follows:

(in thousands)	For the Year Ended December 31, 2019
Net cash provided by operating activities	$425

Net cash provided by investing activities	$26

Note 6-Leases

The Company leases drilling rigs, compressors, vehicles, office space, and other equipment under non-cancelable operating leases expiring through 2036. Certain lease agreements may include options to renew the lease, terminate the lease early, or purchase the underlying asset(s). The Company determines the lease term at the lease commencement date as the non-cancelable period of the lease, including the options to extend or terminate the lease when such an option is reasonably certain to be exercised.

As discussed in Note 2-Summary of Significant Accounting Policies, the Company adopted ASU 2016-02, ASU 2018-11 and ASU 2019-01 “Leases (Topic 842)” on January 1, 2019 using the optional transition method of adoption. The Company elected a package of practical expedients that together allows an entity to not reassess (i) whether a contract is or contains a lease, (ii) lease classification, and (iii) initial direct costs. In addition, the Company elected the following practical expedients for all asset classes: (i) to not reassess certain land easements, (ii) to not apply the recognition requirements under the standard to short-term leases, and (iii) to combine and account for lease and nonlease contract components as a lease, which requires the capitalization of fixed nonlease payments on January 1, 2019 or lease effective date and recognition of variable nonlease payments as variable lease expense.

On January 1, 2019, the Company recorded a total of $10.4 million in right-of-use assets and corresponding new lease liabilities on its Consolidated Balance Sheets representing the present value of its future operating lease payments. Adoption of the standards did not require an adjustment to the opening balance of retained earnings. The discount rate used to determine present value was based on the rate of interest that the Company estimated it would have to pay to borrow (on a collateralized-basis over a similar term) an amount equal to the lease payments in a similar economic environment as of January 1, 2019. The Company is required to reassess the discount rate for any new and modified lease contracts as of the lease effective date.

The right-of-use assets and lease liabilities recognized upon adoption of ASU 2016-02 were based on the lease classifications, lease commitment amounts, and terms recognized under the prior lease accounting guidance. Leases with an initial term of 12 months or less, taking into account extensions if reasonably certain to be exercised, are considered short-term leases and are not recorded on the Consolidated Balance Sheet.

The Company incurred $16.0 million in operating lease cost during the year ended December 31, 2019. The operating lease right-of-use assets were reported in other noncurrent assets and the current and noncurrent portions of the operating lease liabilities were reported in current liabilities and noncurrent liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2019, the operating right-of-use assets were $37.0 million and operating lease liabilities were $37.2 million, of which $12.7 million was classified as current. As of December 31, 2019, the weighted average remaining lease term was 3.7 years and the weighted average discount rate was 5.4% .

Supplemental cash flow information related to the Company’s operating leases is included in the table below (in thousands):

For the Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$5,542
Investing cash flows for operating leases	$10,489
ROU assets added in exchange for lease obligations (upon adoption)	$10,434
ROU assets and lease obligations acquired in BRMR Merger	$7,900
ROU assets added in exchange for lease obligations, net of terminations (since adoption)	$31,714

The Company’s lease liabilities with enforceable contract terms that are greater than one year mature as follows (in thousands):

Operating Leases
2020	$14,424
2021	13,004
2022	5,524
2023	3,611
2024	2,110
Thereafter	2,631

Total lease payments	$41,304
Less imputed interest	(4,069)

Total lease liability	$37,235

As discussed in Note 2-Summary of Significant Accounting Policies, the Company elected a transition method to recognize the effects of applying the new standard as a cumulative-effect adjustment to the opening balance of retained earnings. Per ASU 2016-02, the entity electing this transition method should provide the required disclosures under Topic 840 for all periods that continue to be in accordance with Topic 840. As such, the Company included the future minimum lease commitments table below as of December 31, 2018. Future minimum lease commitments under non-cancellable leases at December 31, 2018 were as follows:

2019	1,360
2020	1,060
2021	929
2022	755
2023	755
Thereafter	1,619

Total minimum lease payments	$6,478

Note 7-Derivative Instruments

Commodity derivatives

The Company is exposed to market risk from changes in energy commodity prices within its operations. The Company utilizes derivatives to manage exposure to the variability in expected future cash flows from forecasted sales of natural gas and oil. The Company currently uses a mix of over-the-counter fixed price swaps, basis swaps and put options spreads and collars to manage its exposure to commodity price fluctuations. All of the Company’s derivative instruments are used for risk management purposes and none are held for trading or speculative purposes.

By using derivative instruments to hedge exposures to changes in commodity prices, the Company is exposed to the credit risk of its counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe the Company, which creates credit risk. To minimize the credit risk in derivative instruments, it is the Company’s policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. The creditworthiness of counterparties is subject to periodic review. As of December 31, 2019, the Company’s derivative instruments were with Bank of Montreal, BP Energy Company, Capital One N.A., Citibank, Citizens Bank N.A., EDF Energy, J Aron, KeyBank, N.A., Morgan Stanley, Royal Bank of Canada, and Wells Fargo. The Company has not experienced any issues of non-performance by derivative counterparties. Below is a summary of the Company’s derivative instrument positions, as of December 31, 2019, for future production periods:

Natural Gas Derivatives:

Description	Volume (MMBtu/d)	Production Period	Weighted Average Price ($ /MMBtu)
Natural Gas Swaps:
	50,000	January 2020 - December 2020	$2.67
	20,000	January 2020 - March 2020	$2.80
	80,000	January 2020 - June 2020	$2.67
	20,000	April 2020 - June 2020	$2.75
	30,000	July 2020 - December 2020	$2.60
	25,000	January 2020 - March 2021	$2.60
	20,000	July 2020 - March 2021	$2.58
Natural Gas Collars:
Floor purchase price (put)	50,000	January 2020 - December 2020	$2.49
Ceiling sold price (call)	50,000	January 2020 - December 2020	$2.88
Floor purchase price (put)	30,000	January 2020 - March 2020	$2.65
Ceiling sold price (call)	30,000	January 2020 - March 2020	$2.98
Floor purchase price (put)	15,000	April 2020 - June 2020	$2.50
Ceiling sold price (call)	15,000	April 2020 - June 2020	$2.80
Natural Gas Three-way Collars:
Floor purchase price (put)	30,000	January 2020 - December 2020	$2.70
Floor sold price (put)	30,000	January 2020 - December 2020	$2.40
Ceiling sold price (call)	30,000	January 2020 - December 2020	$3.05
Floor purchase price (put)	30,000	January 2020 - March 2020	$2.72
Floor sold price (put)	30,000	January 2020 - March 2020	$2.25
Ceiling sold price (call)	30,000	January 2020 - March 2020	$3.15
Floor purchase price (put)	50,000	January 2020 - June 2020	$2.82
Floor sold price (put)	50,000	January 2020 - June 2020	$2.40
Ceiling sold price (call)	50,000	January 2020 - June 2020	$3.11
Floor purchase price (put)	45,000	January 2021 - December 2021	$2.55
Floor sold price (put)	45,000	January 2021 - December 2021	$2.25
Ceiling sold price (call)	45,000	January 2021 - December 2021	$2.81
Natural Gas Call/Put Options:
Floor sold price (put)	50,000	January 2020 - December 2020	$2.30
Floor sold price (put)	50,000	January 2020 - June 2020	$2.25
Swaption sold price (call)	50,000	January 2021 - December 2021	$2.75
Swaption sold price (call)	50,000	January 2022 - December 2022	$3.00
Basis Swaps:
Appalachia - Dominion	12,500	April 2020 - October 2020	$(0.52)
Appalachia - Dominion	20,000	January 2020 - December 2020	$(0.59)
Appalachia - Dominion	20,000	January 2020 - March 2020	$(0.39)

Oil Derivatives:

Description	Volume (Bbls/d)	Production Period	Weighted Average Price ($/Bbl)
Oil Swaps:
	1,500	January 2020 - December 2020	$57.07
	1,000	July 2020 - December 2020	$56.53
	250	July 2020 - March 2021	$53.20
	250	January 2021 - March 2021	$53.00
Oil Collars:
Floor purchase price (put)	500	January 2020 - December 2020	$50.00
Ceiling sold price (call)	500	January 2020 - December 2020	$64.00
Floor purchase price (put)	500	July 2020 - December 2020	$52.00
Ceiling sold price (call)	500	July 2020 - December 2020	$60.00
Floor purchase price (put)	500	January 2020 - March 2020	$60.00
Ceiling sold price (call)	500	January 2020 - March 2020	$67.00
Oil Three-way Collars:
Floor purchase price (put)	2,000	January 2020 - June 2020	$62.50
Floor sold price (put)	2,000	January 2020 - June 2020	$55.00
Ceiling sold price (call)	2,000	January 2020 - June 2020	$74.00
Oil Call/Put Options:
Swaption sold price (call)	500	January 2021 - December 2021	$56.80
Floor sold price (put)	500	July 2020 - December 2020	$45.00

NGL Derivatives:

Description	Volume (Bbls/d)	Production Period	Weighted Average Price ($/Bbl)
Propane Swaps:
	750	January 2020 - December 2020	$21.46

Fair values and gains (losses)

The following table summarizes the fair value of the Company’s derivative instruments on a gross basis and on a net basis as presented in the Consolidated Balance Sheets (in thousands). None of the derivative instruments are designated as hedges for accounting purposes.

As of December 31, 2019	Gross Amount	Netting Adjustments(a)	Net Amount Presented in Balance Sheets	Balance Sheet Location
Assets
Commodity derivatives - current	$33,762	$(3,719)	30,043	Other current assets
Commodity derivatives - noncurrent	833	(45)	788	Other assets

Total assets	$34,595	$(3,764)	$30,831

Liabilities
Commodity derivatives - current	$(5,081)	$3,719	$(1,362)	Accrued liabilities
Commodity derivatives - noncurrent	(2,397)	45	(2,352)	Other liabilities

Total liabilities	$(7,478)	$3,764	$(3,714)

As of December 31, 2018	Gross Amount	Netting Adjustments(a)	Net Amount Presented in Balance Sheets	Balance Sheet Location
Assets
Commodity derivatives - current	$4,960	$(845)	$4,115	Other current assets
Commodity derivatives - noncurrent	1,910	—	1,910	Other assets

Total assets	$6,870	$(845)	$6,025

Liabilities
Commodity derivatives - current	$(845)	$845	$—	Accrued liabilities
Commodity derivatives - noncurrent	(326)	—	(326)	Other liabilities

Total liabilities	$(1,171)	$845	$(326)

(a)	The Company has agreements in place that allow for the financial right to offset for derivative assets and derivative liabilities at settlement or in the event of a default under the agreements.

The following table presents the Company’s reported gains and losses on derivative instruments and where such values are recorded in the PConsolidated Statements of Operations for the periods presented (in thousands):

		For the Year Ended December 31,
	Location of Gain (Loss)	2019	2018	2017
Commodity derivatives	Gain (loss) on derivative instruments	$48,596	$(21,169)	$45,365

Note 8-Fair Value Measurements

Fair Value Measurement on a Recurring Basis

The following table presents, by level within the fair value hierarchy, the Company’s assets and liabilities that are measured at fair value on a recurring basis. The carrying amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the nature of the instrument and/or the short-term maturity of these instruments.

The fair value of the Company’s derivatives is based on third-party pricing models, which utilize inputs that are readily available in the public market, such as natural gas forward curves. These values are compared to the values given by counterparties for reasonableness. Since natural gas swaps do not include optionality and therefore generally have no unobservable inputs, they are classified as Level 2.

	Level 1	Level 2	Level 3	Total Fair Value
As of December 31, 2019: (in thousands)
Commodity derivative instruments	$—	$27,117	$—	$27,117
Total	$—	$27,117	$—	$27,117
As of December 31, 2018: (in thousands)
Commodity derivative instruments	$—	$5,699	$—	$5,699
Total	$—	$5,699	$—	$5,699

Nonfinancial Assets and Liabilities

Assets and liabilities acquired in business combinations are recorded at their fair value on the date of acquisition. Significant Level 3 assumptions associated with the calculation of future cash flows used in the analysis of fair value of the oil and natural gas property acquired include the Company’s estimate of future commodity prices, production costs, development expenditures, production, risk-adjusted discount rates, and other relevant data. (See Note 3- Acquisition).

Additionally, fair value is used to determine the inception value of the Company’s AROs. The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from independent third parties for costs that would be incurred to restore leased property to the contractually stipulated condition. Additions to the Company’s ARO represent a nonrecurring Level 3 measurement. (See Note 2- Summary of Significant Accounting Policies).

The Company reviews its proved oil and natural gas properties for impairment purposes by comparing the expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. Significant assumptions associated with the calculation of future cash flows used in the impairment analysis include the estimate of future commodity prices, production costs, development expenditures, production, risk-adjusted discount rates and other relevant data. As such, the fair value of oil and natural gas properties used in estimating impairment represents a nonrecurring Level 3 measurement. (See Note 2- Summary of Significant Accounting Policies).

The estimated fair values of the Company’s financial instruments closely approximate the carrying amounts due, except for long-term debt. (See Note 9- Debt).

Note 9-Debt

8.875% Senior Unsecured Notes Due 2023

On July 6, 2015, the Company issued $550 million in aggregate principal amount of 8.875% senior unsecured notes due 2023 at an issue price of 97.903% of principal amount of the notes, plus accrued and unpaid interest, if any, to Deutsche Bank Securities Inc. and other initial purchasers. In this private offering, the senior unsecured notes were sold for cash to qualified institutional buyers in the United States pursuant to Rule 144A of the Securities Act and to persons outside of the United States in compliance with Rule S under the Securities Act. Upon closing, the Company received proceeds of approximately $525.5 million, after deducting original issue discount, the initial purchasers discounts and offering expenses, of which the Company used approximately $510.7 million to finance the redemption of all of its outstanding 12.0% Senior PIK notes. The Company used the remaining proceeds to fund its capital expenditure plan and for general corporate purposes.

The indenture governing the senior unsecured notes contains covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to: (i) incur additional indebtedness, (ii) pay dividends on capital stock or redeem, repurchase or retire the Company’s capital stock or subordinated indebtedness, (iii) transfer or sell assets, (iv) make investments, (v) create certain liens, (vi) enter into agreements that restrict dividends or other payments to the Company from its restricted subsidiaries, (vii) consolidate, merge or transfer all or substantially all of the assets of the Company and its restricted subsidiaries, taken as a whole, (viii) engage in transactions with affiliates, and (ix) create unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications set forth in the indenture. In addition, if the senior unsecured notes achieve an investment grade rating from either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services, and no default under the indenture has then occurred and is continuing, many of such covenants will be suspended. The indenture also contains events of default, which include, among others and subject in certain cases to grace and cure periods, nonpayment of principal or interest, failure by the Company to comply with its other obligations under the indenture, payment defaults and accelerations with respect to certain other indebtedness of the Company and its restricted subsidiaries, failure of any guarantee on the senior unsecured notes to be enforceable, and certain events of bankruptcy or insolvency. The Company was in compliance with all applicable covenants in the indenture at December 31, 2019.

Based on Level 2 market data inputs, the fair value of the senior unsecured notes at December 31, 2019 was approximately $471.1 million.

Revolving Credit Facility

During the first quarter of 2014, Eclipse Resources I, LP, a wholly owned subsidiary of the Company (“Eclipse I”) entered into a $500 million senior secured revolving bank credit facility (the “revolving credit facility”) that was scheduled to mature in 2018. Borrowings under the revolving credit facility are subject to borrowing base limitations based on the collateral value of the Company’s proved properties and commodity hedge positions and are subject to semiannual redeterminations (April and October).

The credit agreement governing the revolving credit facility (as amended and restated, the “Credit Agreement”) was amended on January 12, 2015. The primary change effected by such amendment was to add the Company as a party to the revolving credit facility and thereby subject the Company to the representations, warranties, covenants and events of default provisions thereof. Relative to the Eclipse I’s previous credit agreement, the Credit Agreement also (i) requires financial reporting regarding, and tests financial covenants with respect to, the Company rather than Eclipse I, (ii) increases the basket sizes under certain of the negative covenants, and (iii) includes certain other changes favorable to Eclipse I. Other terms of the Credit Agreement remain generally consistent with Eclipse I’s previous credit agreement.

On February 24, 2016, the Company amended its revolving credit facility to, among other things, adjust the quarterly minimum interest coverage ratio, which is the ratio of EBITDAX to Cash Interest Expense (as such terms are defined in the Credit Agreement), and to permit the sale of certain conventional properties. The amendment to the Credit Agreement also increased the Applicable Margin (as defined in the Credit Agreement) applicable to loans and letter of credit participation fees under the Credit Agreement by 0.5% .

On February 24, 2017, the Company entered into an additional amendment that increased the borrowing base from $125 million to $175 million, while extending the maturity of the revolving credit facility to February 2020. In addition, the amendment modified the minimum interest coverage ratio covenant to a net leverage covenant of Net Debt (as defined in the Credit Agreement) to EBITDAX. On August 1, 2017, the Company entered into an additional amendment to the Credit Agreement that increased the borrowing base from $175 million to $225 million.

On February 28, 2019, the Company amended and restated the Credit Agreement to increase its revolving credit facility from $500 million to $1 billion. Further, the amended and restated Credit Agreement, among other things, increased the borrowing base from $225 million to $375 million (subject to scheduled and interim redeterminations based on the Company’s oil and natural gas reserves and other adjustments described therein) and extended the maturity date thereof to February 2024 (subject to earlier maturity in certain circumstances specified therein). The amended and restated Credit Agreement also adjusted the ratio of Consolidated Total Funded Net Debt to EBITDAX to provide that the Company will not, as of the last day of any fiscal quarter (commencing with the fiscal quarter ending March 31, 2019), permit its ratio of Consolidated Total Funded Net Debt to EBITDAX for the four previous fiscal quarters to be greater than 4.00 to 1.00.

On May 6, 2019, the borrowing base under the Credit Agreement was redetermined, which increased the borrowing base from $375 million to $400 million.

On September 19, 2019, the Company entered into an additional amendment to the Credit Agreement to, among other things, confirm the redetermination of the borrowing base under the Credit Agreement, which increased the borrowing base from $400 million to $500 million.

On November 11, 2019, the Company entered into an additional amendment to the Credit Agreement to, among other things, (a) provide that the Company, may under certain circumstances, voluntarily repurchase, prepay or otherwise redeem the Company’s outstanding 8.875% senior unsecured notes due 2023 and any Permitted Refinancing Debt thereof (as such term is defined in the Credit Agreement), provided that the aggregate amount spent for such repurchase, prepayment or redemption since November 11, 2019 does not exceed $50 million; and (b) reduce the ratio of Consolidated Total Funded Net Debt to EBITDAX that the Company is required to maintain in order to make certain Restricted Payments (as such terms are defined in the Credit Agreement) from 3:1 to 2.75:1.

At December 31, 2019, the borrowing base under the revolving credit facility was $500 million and the Company had $130.0 million in outstanding borrowings thereunder. After giving effect to outstanding letters of credit issued by the Company totaling $29.2 million, the Company had available borrowing capacity under the revolving credit facility of $340.8 million.

The revolving credit facility is secured by mortgages on 85% of the value of the Company’s properties and guarantees from the Company’s operating subsidiaries. The revolving credit facility contains certain covenants, including restrictions on indebtedness and dividends, and requirements with respect to working capital and leverage coverage ratios. Interest is payable at a variable rate based on LIBOR or the prime rate based on the Company’s election at the time of borrowing. The Company was in compliance with all applicable covenants under the revolving credit facility as of December 31, 2019. Commitment fees on the unused portion of the revolving credit facility are due quarterly at 0.375% -0.500% of the unused facility based on utilization.

Note 10-Benefit Plans

Defined Contribution Plan

The Company currently maintains a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code, as amended (“the Code”), under which employees are allowed to contribute portions of their compensation to a tax-qualified retirement account. Under the 401(k) plan, the Company provides matching contributions equal to 100% of the first 6% of employees’ eligible compensation contributed to the plan. The Company recorded compensation expense of $1.0 million, $0.9 million and $0.7 million related to matching contributions, classified under general and administrative, for the years ended December 31, 2019, 2018, and 2017, respectively.

Note 11-Stock-Based Compensation

At the Company’s 2019 Annual Meeting of Stockholders held on June 14, 2019, the Company’s stockholders approved the Company’s 2019 Long-Term Incentive Plan (the “2019 Plan”), which was previously approved by the Company’s Board of Directors. The 2019 Plan replaces the Company’s 2014 Long-Term Incentive Plan, as amended (the “Prior Plan”). Upon stockholder approval, (i) the 2019 Plan became effective, and (ii) the Prior Plan terminated, and no additional awards will be granted under the Prior Plan; provided that awards outstanding under the Prior Plan as of the date the 2019 Plan became effective will remain in full force and effect under the Prior Plan according to their respective terms.

The Company is authorized to grant up to 2,650,000 shares of common stock under the 2019 Plan. The 2019 Plan allows stock-based compensation awards to be granted in a variety of forms, including stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, dividend equivalent rights, performance-based awards and other types of awards. The terms and conditions of the awards granted are established by the Compensation Committee of the Company’s Board of Directors. A total of 1,745,810 shares were available for future grants under the Plan as of December 31, 2019.

Stock-based compensation expense was as follows for the years ended December 31, 2019, 2018, and 2017 (in thousands):

	Year Ended December 31,
	2019	2018	2017
Restricted stock units	$4,141	$4,014	$5,301
Performance units	3,706	3,497	3,622
Restricted and unrestricted stock	937	380	378

Total expense	$8,784	$7,891	$9,301

Restricted Stock Units

Restricted stock unit awards vest subject to the satisfaction of service requirements. The Company recognizes expense related to restricted stock unit awards on a straight-line basis over the requisite service period, which is three years. The grant date fair values of these awards are determined based on the closing price of the Company’s common stock on the date of the grant. As of December 31, 2019, there was $2.4 million of total unrecognized compensation cost related to restricted stock units. The weighted average period for the units to vest is approximately one year.

A summary of employee restricted stock unit awards activity during the year ended December 31, 2019 is as follows:

	Number of shares	Weighted average grant date fair value	Aggregate intrinsic value (in thousands)
Total awarded and unvested, December 31, 2018	233,960	$29.27	$3,685
Granted	417,584	6.46
Vested	(212,140)	28.71
Forfeited	(1,845)	13.11

Total awarded and unvested, December 31, 2019	437,559	$7.83	$3,474

Performance Units

Performance unit awards vest subject to the satisfaction of a three-year service requirement and based on Total Shareholder Return (“TSR”), as compared to an industry peer group over that same period. The performance unit awards are measured at the grant date at fair value using a Monte Carlo valuation method. As of December 31, 2019, there was $1.7 million of total unrecognized compensation cost related to performance units. The weighted average period for the units to vest is approximately two years.

A summary of performance stock unit awards activity during the year ended December 31, 2019 is as follows:

	Number of shares	Weighted average grant date fair value	Aggregate intrinsic value (in thousands)
Total awarded and unvested, December 31, 2018	346,589	$27.68	$716
Granted	261,139	7.25
Vested	(270,068)	27.57
Forfeited	(17,540)	24.86

Total awarded and unvested, December 31, 2019	320,120	$11.26	$2,522

The determination of the fair value of the performance unit awards noted above uses significant Level 3 assumptions in the fair value hierarchy including an estimate of the timing of forfeitures, the risk-free rate and a volatility estimate tied to the Company’s public peer group. The following table presents the assumptions used to determine the fair value for performance stock units granted during the years ended December 31, 2019, 2018, and 2017:

	Year Ended December 31,
	2019	2018	2017
Volatility	65.10%	89.70%	50.41%
Risk-free interest rate	1.83%	2.37%	1.34%

The fair value of the performance stock units vested during the years ended December 31, 2019 and December 31, 2017 was approximately $3.7 million and $0.8 million, respectively.

Restricted Stock Issued to Directors

On May 18, 2016, the Company issued an aggregate of 9,963 restricted shares of common stock to its three non-employee members of its Board of Directors that were not affiliated with the Company’s then controlling stockholder, which became fully vested on May 18, 2017.

On May 17, 2017, the Company issued an aggregate of 10,212 restricted shares of common stock to its three non-employee members of its Board of Directors that were not affiliated with the Company’s then controlling stockholder, which became fully vested on May 17, 2018.

On May 16, 2018, the Company issued an aggregate of 15,476 restricted shares of common stock to its three non-employee members of its Board of Directors that were not affiliated with the Company’s then controlling stockholder, which became fully vested on May 16, 2019.

Effective February 28, 2019, the Company issued an aggregate of 70,409 restricted shares of common stock to two of its officers in connection with retention bonus arrangements entered into between the Company and each of these officers. Twenty-five percent of the restricted shares vested on August 28, 2019, and the remaining 75% of the restricted shares vest in substantially equal installments on February 28, 2020, August 28, 2020 and February 28, 2021.

Pursuant to the Company’s Non-Employee Director Compensation Policy, on June 18, 2019, the Company awarded an aggregate of 53,328 restricted shares of common stock to eight of the non-employee members of its Board of Directors, which shares are scheduled to fully vest on June 18, 2020. The other non-employee member of the Company’s Board of Directors declined to receive any compensation for his service on the Company’s Board of Directors for 2019.

Pursuant to the Company’s Non-Employee Director Compensation Policy, on August 2, 2019 and October 8, 2019, the Company issued an aggregate of 26,935 and 22,661 unrestricted shares of common stock, respectively, which vested immediately to four of the non-employee members of its Board of Directors.

As of December 31, 2019, there was $0.9 million of total unrecognized compensation cost related to restricted stock units issued to Directors.

Note 12-Net Income (Loss) Per Share

Net Income (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS takes into account the dilutive effect of potential common stock that could be issued by the Company in conjunction with any stock awards that have been granted to directors and employees. In accordance with FASB ASC Topic 260, awards of non-vested shares shall be considered to be outstanding as of the grant date for purposes of computing diluted EPS even though their exercise is contingent upon vesting. During periods in which the Company incurs a net loss, diluted weighted-average shares outstanding are equal to basic weighted-average shares outstanding because the effect of all equity awards is antidilutive.

Reverse Stock Split

Effective immediately prior to the Effective Time on February 28, 2019 (See Note 3- Acquisition), the Company effected a 15-to-1 reverse stock split of its common stock. Holders of shares of the Company’s common stock immediately prior to the Effective Time received cash for any fractional shares of the Company’s common stock to which they might otherwise have been entitled as a result of the reverse stock split. The reverse stock split lowered the aggregate par value of the common stock reflected in the Consolidated Statements of Stockholders’ Equity to reflect the reduced shares with the offset to additional paid-in-capital. The table below retroactively reflects, in accordance with ASC 505 “Equity”, the stock split that occurred on February 28, 2019 for the years ended December 31, 2018 and 2017, respectively. The following is a calculation of the basic and diluted weighted-average number of shares of common stock and EPS for the years ended December 31, 2019, 2018, and 2017:

	Year Ended December 31,
(in thousands, except per share data)	2019			2018			2017
	Income	Shares	Per Share	Income	Shares	Per Share	Income	Shares	Per Share
Basic:
Net income, shares, basic	$31,762	33,211	$0.96	$18,826	19,999	$0.94	$8,525	17,479	$0.49
Weighted-average number of shares of common stock-diluted:
Restricted stock and performance unit awards	—	113		—	88		—	200

Diluted:
Net income, shares, diluted	$31,762	33,324	$0.95	$18,826	20,087	$0.94	$8,525	17,679	$0.48

Note 13-Related Party Transactions

During the years ended December 31, 2018 and 2017, the Company incurred approximately $0.6 million, respectively, related to flight charter services provided by BWH Air, LLC and BWH Air II, LLC, which were owned by the Company’s former Chairman, President and Chief Executive Officer. The Company incurred less than $0.1 million for these services for the year ended December 31, 2019. The fees were paid in accordance with a standard service contract that did not obligate the Company to any minimum terms. The Company no longer utilizes any flight charter services under this arrangement.

Travis Peak Resources, LLC, the seller from whom the Company acquired assets in the Flat Castle Acquisition, is an affiliate of EnCap Investments L.P. (“EnCap”). EnCap has representatives on the Company’s Board of Directors, and affiliates of EnCap collectively beneficially own approximately 40% of the outstanding shares of the Company’s common stock. (See Note 3- Acquisition).

Note 14-Commitments and Contingencies

(a) Legal Matters

From time to time, the Company may be a party to legal proceedings arising in the ordinary course of business. Management does not believe that a material loss is probable as a result of such proceedings.

During the year ended December 31, 2019, the Company removed an accrued liability related to certain litigation involving MHP (See Note 5- Assets Held for Sale and Discontinued Operations).

(b) Environmental Matters

The Company is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general, the business and prospects of the Company could be adversely affected.

(c) Other Commitments (in thousands)

	Firm transportation(i)	Gas processing, gathering, and compression services(ii)	Total
Year Ending December 31:
2020	$100,101	$40,811	$140,912
2021	99,828	41,383	141,211
2022	99,828	43,399	143,227
2023	99,828	41,260	141,088
2024	100,101	39,498	139,599
Thereafter	722,369	211,001	933,370

Total	$1,222,055	$417,352	$1,639,407

(i)

Firm transportation - The Company has entered into firm transportation agreements with various pipelines in order to facilitate the delivery of production to market. These contracts commit the Company to transport minimum daily natural gas volumes at a negotiated rate, or pay for any deficiencies at a specified reservation fee rate. The amounts in this table represent the minimum daily volumes at the reservation fee rate. The values in the table represent the gross amounts that the Company is committed to pay and does not deduct amounts that other parties are responsible for as a result of cost sharing arrangements with working interest partners. The Company will record in its Consolidated Financial Statements the Company’s proportionate share of costs based on its working interest.

(ii)

Gas processing, gathering, and compression services - Contractual commitments for gas processing, gathering and compression service agreements represent minimum commitments under long-term gas processing and gathering agreements as well as various gas compression agreements. The values in the table represent the gross amounts that the Company is committed to pay and does not deduct amounts that other parties are responsible for as a result of cost sharing arrangements with working interest partners. The Company will record in its Consolidated Financial Statements its proportionate share of costs based on the Company’s working interest.

See Note 6- Leases for a summary of undiscounted future cash flows owed by the Company as lessee to lessors pursuant to contractual agreements in effect as of December 31, 2019.

Note 15-Income Tax

The components of the Company’s income tax expense from continuing operations are as follows (in thousands):

For the Year Ended December 31,
	2019	2018	2017
Current
Federal	$—	$—	$—
State	—	—	—

Total current	—	—	—

Deferred
Federal	—	—	—
State	—	—	—

Total deferred	—	—	—

Total income tax expense (benefit)	$—	$—	$—

The Company’s income tax expense from continuing operations differs from the amount derived by applying the statutory federal rate to pretax loss principally due the effect of the following items (in thousands):

	For the Year Ended December 31,
	2019	2018	2017
Income from continuing operations	$30,446	$18,826	$8,525
Statutory rate	21%	21%	35%

Income tax benefit computed at statutory rate	6,394	3,953	2,984
Reconciling items:
State income taxes	200	—	—
Deferred true-up	(6,686)	—	—
Share-based compensation	—	1,201	(576)
Other permanent differences	2,376	54	50
Executive compensation limitation	1,263	268	496
Change in valuation allowance	7,959	(5,476)	(145,449)
Change in State tax rate	(11,506)	—	142,495

Income tax expense (benefit)	$—	$—	$—

Deferred income taxes primarily represent the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred taxes are detailed in the table below (in thousands):

	For the Year Ended December 31,
	2019	2018	2017
Deferred tax asset:
Oil and gas properties and equipment	$11,613	$62,616	$93,854
Federal tax loss carryforwards	306,743	140,059	114,652
Derivative instruments and other	—	—	1,064
Interest expense limitation carryforward	25,932	—	—
Operating lease right-of-use liabilities	8,278	—	—
Other, net	5,240	7,398	4,639

Deferred tax asset	357,806	210,073	214,209
Valuation allowance	(343,577)	(208,324)	(213,800)

Net deferred tax assets	$14,229	$1,749	$409

Deferred tax liability:
Derivative instruments and other	$6,009	$1,197	$—
Other, net	—	552	409
Operating lease right-of-use assets	8,220	—	—

Net deferred tax liability	$14,229	$1,749	$409

Reflected in the accompanying Consolidated Balance Sheets as:
Net deferred tax asset	$—	$—	$—
Net deferred tax liability	$—	$—	$—

Deferred tax assets and liabilities are recognized for the estimated future tax effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Consolidated Financial Statements. The measurement of deferred tax assets and liabilities is based on enacted tax laws and rates currently in effect in each of the jurisdictions in which we have operations.

In recording deferred income tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income of the appropriate character during the periods in which those deferred income tax assets would be deductible. The Company considers the scheduled reversal of deferred income tax liabilities and projected future taxable income for this determination. Due to the history of losses in recent years, management believes that it is more likely than not that the Company will not be able to realize our net deferred tax assets, and therefore a valuation allowance on the entire net deferred tax asset is maintained.

The Company has U.S. federal tax loss carryforwards (“NOL”) of approximately $1.4 billion as of December 31, 2019 of which $386 million could be permanently lost. The NOL carryforwards will begin to expire in 2034. In connection with the BRMR Merger (See Note 3- Acquisition), the Company experienced an ownership change as described in IRC Section 382. As a result, the Company’s net operating losses as of December 31, 2019 as well as certain tax deductions are subject to an annual limitation imposed by Section 382 limitation. If a subsequent ownership change were to occur as a result of future transactions in the Company’s stock, the Company’s use of remaining U.S. tax attributes may be further limited.

The tax years ended December 31, 2016 through 2019 will remain open to examination under the applicable statute of limitations in the U.S. and other jurisdictions in which the Company and its subsidiaries file income tax returns. However, the statute of limitations for examination of NOLs and other similar attribute carryforwards does not commence until the year the attribute is utilized. In some instances, state statutes of limitations are longer than those under U.S. federal tax law.

As of December 31, 2019, 2018, and 2017 the Company has not recorded a reserve for any uncertain tax positions. No federal income tax payments are expected in the upcoming four quarterly reporting periods. However, if interest or penalties were to be incurred related to uncertain tax positions, such amounts would be recognized in income tax expense. In the Company’s major tax jurisdictions, the earliest year open to examination is 2007.

Note 16-Subsidiary Guarantors

Each subsidiary of the Company that guarantees the Company’s revolving credit facility is required to fully and unconditionally, joint and severally, guarantee the Company’s 8.875% senior unsecured notes. Each such subsidiary of the Company in existence immediately prior to the BRMR Merger guaranteed the Company’s 8.875% senior unsecured notes. As a result of the BRMR Merger, and within the timeframe required by the indenture governing the Company’s 8.875% senior unsecured notes, the Company caused BRMR and each of its subsidiaries that guaranteed the Company’s revolving credit facility to guarantee the Company’s 8.875% senior unsecured notes (See Note 9- Debt ). Montage Resources Corporation, standing alone, has no independent operations or (other than its equity interests in its subsidiaries) material assets. The Company’s wholly owned subsidiary guarantors are not restricted from transferring funds to Montage Resources Corporation or other wholly owned subsidiary guarantors. The Company’s wholly owned subsidiaries do not have any restricted net assets.

A subsidiary guarantor may be released from its obligations under the guarantee:

•

in the event of a sale or other disposition of all or substantially all of the assets of the subsidiary guarantor or a sale or other disposition of all the capital stock of the subsidiary guarantor, to any corporation or other person by way of merger, consolidation, or otherwise; or

•	if the Company designates any restricted subsidiary that is a guarantor to be an unrestricted subsidiary in accordance with the terms of the indenture governing the senior unsecured notes.

Note 17-Subsequent Events

Management has evaluated subsequent events and believes that there are no events that would have a material impact on the aforementioned financial statements and related disclosures in the accompanying notes to the Consolidated Financial Statements.

Note 18-Quarterly Financial Information (unaudited)

Summarized quarterly financial data for the years ended December 31, 2019 and 2018 are presented in the following table. Quarterly financial data for the year ended December 31, 2018 retroactively reflects the 15-to-1 reverse stock split at the close the BRMR Merger on February 28, 2019. In the following table, the sum of basic and diluted “Income (loss) per common share” for the four quarters may differ from the annual amounts due to the required method of computing weighted average number of shares in the respective periods. Additionally, due to the effect of rounding, the sum of the individual quarterly loss per share amounts may not equal the calculated year loss per share amount (in thousands, except per share data).

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2019
Total operating revenues	$141,497	$155,540	$163,295	$174,109
Total operating expenses	136,642	145,370	158,394	153,146
Operating income	4,855	10,170	4,901	20,963
Income (loss) from continuing operations	(13,916)	24,807	5,521	14,034
Income (loss) from discontinued operations	(182)	2,705	(1,237)	30
Net income (loss)	(14,098)	27,512	4,284	14,064
Income (loss) per common share:
Basic and diluted from continuing operations	$(0.54)	$0.69	$0.15	$0.39
Basic and diluted from discontinued operations	$(0.01)	$0.08	$(0.03)	$—
Basic and diluted	$(0.55)	$0.77	$0.12	$0.39

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 2018
Total operating revenues	$110,192	$103,622	$130,123	$171,208
Total operating expenses	95,651	92,989	108,929	123,590
Operating income	14,541	10,633	21,194	47,618
Net income (loss)	(2,626)	(19,036)	3,998	36,490
Income (loss) per common share:
Basic	$(0.13)	$(0.95)	$0.20	$1.81
Diluted	$(0.13)	$(0.95)	$0.20	$1.80

Note 19-Supplemental Oil and Natural Gas Information (unaudited)

(a) Capitalized Costs

A summary of the Company’s capitalized costs are contained in the table below (in thousands):

	December 31,
	2019	2018
Oil and natural gas properties:
Unproved properties	$508,576	$482,475
Proved properties	2,783,232	2,188,233

Total oil and natural gas properties	3,291,808	2,670,708
Less accumulated depreciation, depletion and amortization	(1,532,127)	(1,380,650)

Net oil and natural gas properties	$1,759,681	$1,290,058

(b) Costs Incurred in Oil and Natural Gas Property Acquisition and Development Activities

A summary of the Company’s cost incurred in oil and natural gas property acquisition and development activities is set forth below (in thousands):

	December 31,
	2019	2018	2017
Acquisition costs:
Unproved properties	$106,758	$107,862	$57,498
Proved properties	201,884	4,072	—
Development cost	339,628	239,467	257,119
Exploration cost	11,142	20,957	18,791
Asset retirement obligations	29,346	—	—

Total acquisition, development and exploration costs	$688,758	$372,358	$333,408

(c) Reserve Quantity Information

The following information represents estimates of the Company’s proved reserves as of December 31, 2019 and December 31, 2018, which have been prepared and presented under SEC rules. These rules require companies to prepare their reserve estimates using specified reserve definitions and pricing based on a 12-month unweighted average of the first-day-of-the-month pricing. The pricing that was used for estimates of the Company’s reserves as of December 31, 2019, 2018, and 2017 was based on an unweighted average 12-month average West Texas Intermediate posted price per Bbl for oil and NGLs and a Henry Hub spot natural gas price per MMBtu for natural gas.

Subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking. This requirement may limit the Company’s potential to record additional proved undeveloped reserves as it pursues its drilling program, particularly as it develops its significant acreage primarily in the Appalachian Basin of Ohio, Pennsylvania and West Virginia. Moreover, the Company may be required to write down its proved undeveloped reserves if it does not drill on those reserves within the required five-year timeframe. The Company does not have any proved undeveloped reserves which have remained undeveloped for five years or more.

The Company’s proved oil and natural gas reserves are all located in the United States, primarily within the States of Ohio, Pennsylvania and West Virginia. All of the estimates of the proved reserves at December 31, 2019 and 2018 and December 31, 2017, were prepared by SIS and NSAI, our independent petroleum engineers, respectively. Proved reserves were estimated in accordance with the guidelines established by the SEC and the FASB.

Oil and natural gas reserve quantity estimates are subject to numerous uncertainties inherent in the estimation of quantities of proved reserves and in the projection of future rates of production and the timing of development expenditures. The accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of subsequent drilling, testing and production may cause either upward or downward revision of previous estimates.

Further, the volumes considered to be commercially recoverable fluctuate with changes in prices and operating costs. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of currently producing oil and natural gas properties. Accordingly, these estimates are expected to change as additional information becomes available in the future.

The following table provides a roll-forward of the total proved reserves for the year ended December 31, 2019, 2018, and 2017 as well as proved developed and proved undeveloped reserves at the beginning and end of each respective year:

	Natural Gas (Bcf)	Natural Gas Liquids (MBbl)	Oil (MBbl)	TOTAL (Bcfe)
End of year, December 31, 2016	386.4	8,675.5	5,157.7	469.4
Revisions	515.1	20,327.3	9,746.8	695.6
Extensions and discoveries	274.4	15,598.8	6,192.9	405.1
Acquisitions	1.6	42.6	5.8	1.9
Production	(87.4)	(2,713.6)	(1,622.4)	(113.4)

End of year, December 31, 2017	1,090.1	41,930.6	19,480.8	1,458.6
Revisions	5.6	(8,307.5)	231.2	(42.8)
Extensions and discoveries	515.8	4,059.4	2,995.7	558.1
Acquisitions	9.9	551.4	522.2	16.3
Divestitures	(0.2)	—	—	(0.2)
Production	(90.0)	(3,503.0)	(2,377.8)	(125.3)

End of year, December 31, 2018	1,531.2	34,730.9	20,852.1	1,864.7
Revisions	(77.0)	4,454.5	(1,569.8)	(59.6)
Extensions and discoveries	418.7	19,016.3	11,078.1	599.2
Acquisitions	418.9	14,844.0	2,915.2	525.5
Production	(154.1)	(4,686.3)	(2,950.8)	(200.0)

End of year, December 31, 2019	2,137.7	68,359.4	30,324.8	2,729.8

Proved developed reserves:
December 31, 2016	226.1	7,520.0	4,439.5	297.8
December 31, 2017	334.6	13,782.9	6,449.6	456.0
December 31, 2018	501.0	20,213.8	8,058.7	670.7
December 31, 2019	1,183.2	39,316.3	12,512.6	1,494.2
Proved undeveloped reserves:
December 31, 2016	160.4	1,155.5	718.1	171.6
December 31, 2017	755.5	28,147.7	13,031.2	1,002.6
December 31, 2018	1,030.2	14,517.2	12,793.4	1,194.1
December 31, 2019	954.5	29,043.2	17,812.2	1,235.6

2017 Changes in Reserves

•

Extensions of 405.1 Bcfe primarily from 361.0 Bcfe of development of the Company’s operated Utica asset. The Company also added 0.3 Bcfe from one non-operated Utica well through development. In addition, the Company proved 43.8 Bcfe from 3 Ohio Marcellus wells due to development in the Ohio Marcellus asset.

•

Positive revisions of 695.6 Bcfe as a result of a positive revision of 607.2 Bcfe due to improvements in SEC pricing, a positive revision of 61.4 Bcfe due to changes in pricing differentials, and a positive revision of 69.6 Bcfe primarily driven by proved developed producing wells in aggregate outperforming the previous estimate. This was offset by a negative revision of 42.6 Bcfe due a decision to not develop certain proved, undeveloped reserves within five years.

2018 Changes in Reserves

•

Extensions of 558.1 Bcfe from the development of 148.3 Bcfe of unproved wells to proved developed, 398.2 Bcfe from the development of the Company’s operated Utica asset and 11.6 Bcfe from the Company’s operated Marcellus asset.

•	16.3 Bcfe related to acquiring proved developed leasehold acreage in the Indian Castle/Flat Creek and Utica Shales.

•	0.2 Bcfe related to divesting a non-operated proved developed well in the Utica Shale.

•

Negative revisions of 42.8 Bcfe as a result of a positive revision of 15.0 Bcfe due to improvements in SEC pricing, a positive revision of 6.8 Bcfe due to changes in pricing differentials and a positive revision of 67.5 Bcfe primarily driven by proved developed producing wells outperforming the previous estimate. This was offset by a negative revision of 98.0 Bcfe due to changes in well spacing and 34.1 Bcfe due to changes in the five year development plan.

2019 Changes in Reserves

•

Extensions of 599.2 Bcfe from the development of 100.5 Bcfe of unproved wells to proved developed, of which 70.2 Bcfe is from the development of the Company’s operated Marcellus asset, 23.3 Bcfe is from the Company’s operated Utica asset and 7.0 Bcfe was added from participation in non-operated wells. Extensions of 498.7 Bcfe from the development of unproved wells to proved undeveloped, of which 269.4 Bcfe is from the Company’s operated Utica asset and 229.3 Bcfe is from the Company’s operated Marcellus asset.

•	525.5 Bcfe related to acquiring proved assets from the merger with BRMR.

•

Revisions to previous estimates are comprised of 59.6 Bcfe of negative revisions primarily due to a negative adjustment of 277.3 due to downward SEC pricing and differentials and 44.2 Bcfe due adjustments in the drilling schedule. The negative revisions have been offset by a positive revision of 261.9 Bcfe due to well performance, capital allocation, and lease operating expense.

(d) Standardized Measure of Discounted Future Net Cash Flows

The standardized measure of discounted future net cash flows does not purport to be, nor should it be interpreted to present, the fair value of the oil and natural gas reserves of the property. An estimate of fair value would take into account, among other things, the recovery of reserves not presently classified as proved, the value of unproved properties, and consideration of expected future economic and operating conditions. The estimates of future cash flows and future production and development costs as of December 31, 2019 and 2018 are based on the unweighted arithmetic average first-day-of-the-month price for the preceding 12-month period. Estimated future production of proved reserves and estimated future production and development costs of proved reserves are based on current costs and economic conditions. All wellhead prices are held flat over the forecast period for all reserve categories. The estimated future net cash flows are then discounted at a rate of 10%. The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows at December 31, 2019, 2018, and 2017 (in thousands):

	December 31,
	2019	2018	2017
Future cash inflows (total revenues)	$8,212,521	$6,730,000	$4,750,238
Future production costs	(3,867,182)	(2,964,098)	(2,332,310)
Future development costs (capital costs)	(982,321)	(855,932)	(879,399)
Future income tax expense	(633,086)	(136,472)	—

Future net cash flows	2,729,932	2,773,498	1,538,529
10% annual discount for estimated timing of cash flows	(1,534,108)	(1,444,188)	(808,843)

Standardized measure of Discounted Future Net Cash Flow	$1,195,824	$1,329,310	$729,686

It is not intended that the FASB’s standardized measure of discounted future net cash flows represent the fair market value of the Company’s proved reserves. The Company cautions that the disclosures shown are based on estimates of proved reserve quantities and future production schedules which are inherently imprecise and subject to revision, and the 10% discount rate is arbitrary. In addition, costs and prices as of the measurement date are used in the determinations, and no value may be assigned to probable or possible reserves.

(e) Changes in the Standardized Measure of Discounted Future Net Cash Flows

A summary of the changes in the standardized measure of discounted future net cash flows are contained in the table below (in thousands):

	December 31,
	2019	2018	2017
Standardized Measure, beginning of the year	$1,329,310	$729,686	$205,981
Net change in prices and production costs	(531,056)	369,578	653,347
Net change in future development costs	28,481	87,466	(385,042)
Sales, less production costs	(327,373)	(321,802)	(226,324)
Extensions	251,343	363,708	135,734
Acquisitions	387,117	7,468	2,365
Divestitures	—	(20)	—
Revisions of previous quantity estimates	7,345	19,910	322,917
Previously estimated development costs incurred	245,931	65,035	34,102
Net changes in taxes	(237,482)	(37,345)	—
Accretion of discount	132,931	72,969	20,598
Changes in timing and other	(90,723)	(27,343)	(33,992)

Standardized Measure, end of year	$1,195,824	$1,329,310	$729,686

Exhibit 99.4

PART I-FINANCIAL INFORMATION

Item 1.	Financial Statements

MONTAGE RESOURCES CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

(Unaudited)

	June 30, 2020	December 31, 2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$9,221	$12,056
Accounts receivable	59,804	77,402
Assets held for sale	1,115	1,047
Other current assets	36,609	35,509

Total current assets	106,749	126,014
PROPERTY AND EQUIPMENT
Oil and natural gas properties, successful efforts method:
Unproved properties	487,066	508,576
Proved oil and gas properties, net	1,248,999	1,251,105
Other property and equipment, net	10,638	11,226

Total property and equipment, net	1,746,703	1,770,907
OTHER NONCURRENT ASSETS
Other assets	5,688	7,616
Operating lease right-of-use assets	33,692	36,975
Assets held for sale	3,430	9,665

TOTAL ASSETS	$1,896,262	$1,951,177

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$133,741	$119,907
Accrued capital expenditures	19,510	43,500
Accrued liabilities	29,283	53,866
Accrued interest payable	22,282	21,308
Liabilities associated with assets held for sale	4,052	2,815
Operating lease liability	13,826	12,666

Total current liabilities	222,694	254,062
NONCURRENT LIABILITIES
Debt, net of unamortized discount and debt issuance costs	501,928	500,541
Revolving credit facility	160,000	130,000
Asset retirement obligations	29,952	29,877
Other liabilities	21,240	8,029
Operating lease liability	20,247	24,569
Liabilities associated with assets held for sale	6,978	7,013

Total liabilities	963,039	954,091
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY
Preferred stock, 50,000,000 authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 1,000,000,000 authorized, 36,034,837 and 35,770,934 shares issued and outstanding, respectively	386	383
Additional paid in capital	2,354,929	2,352,309
Treasury stock, shares at cost; 2,600,672 and 2,508,485 shares, respectively	(10,511)	(10,049)
Accumulated deficit	(1,411,581)	(1,345,557)

Total stockholders’ equity	933,223	997,086

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,896,262	$1,951,177

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

1

MONTAGE RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands, except per share data)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2020	2019	2020	2019
REVENUES
Natural gas, oil and natural gas liquids sales	$83,082	$143,429	$206,953	$275,257
Brokered natural gas and marketing revenue	7,540	11,989	17,028	21,519
Other revenue	62	122	127	261

Total revenues	90,684	155,540	224,108	297,037
OPERATING EXPENSES
Lease operating	9,900	10,141	21,943	17,666
Transportation, gathering and compression	51,387	51,870	105,512	93,038
Production and ad valorem taxes	1,600	4,009	6,468	6,857
Brokered natural gas and marketing expense	7,746	11,983	17,004	21,443
Depreciation, depletion, amortization and accretion	42,768	38,597	86,903	68,494
Exploration	9,073	15,193	22,344	31,981
General and administrative	11,569	13,564	21,450	42,494
(Gain) loss on sale of assets	(1,911)	1	(1,357)	2
Other expense	19	12	34	38

Total operating expenses	132,151	145,370	280,301	282,013

OPERATING INCOME (LOSS)	(41,467)	10,170	(56,193)	15,024
OTHER INCOME (EXPENSE)
Gain (loss) on derivative instruments	(10,925)	29,738	29,207	24,808
Interest expense, net	(14,930)	(15,109)	(29,764)	(28,949)
Other income	4	8	17	8

Total other income (expense), net	(25,851)	14,637	(540)	(4,133)

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(67,318)	24,807	(56,733)	10,891
Income tax benefit (expense)	—	—	—	—

INCOME (LOSS) FROM CONTINUING OPERATIONS	(67,318)	24,807	(56,733)	10,891
Income (loss) from discontinued operations, net of income tax	(1,533)	2,705	(9,291)	2,523

NET INCOME (LOSS)	$(68,851)	$27,512	$(66,024)	$13,414

EARNINGS (LOSS) PER SHARE OF COMMON STOCK
Basic:
Weighted average common stock outstanding	35,856	35,678	35,816	30,645
Income (loss) from continuing operations	$(1.88)	$0.69	$(1.58)	$0.36
Income (loss) from discontinued operations	(0.04)	0.08	(0.26)	0.08

Net income (loss)	$(1.92)	$0.77	$(1.84)	$0.44

Diluted:
Weighted average common stock outstanding	35,856	35,826	35,816	30,830
Income (loss) from continuing operations	$(1.88)	$0.69	$(1.58)	$0.36
Income (loss) from discontinued operations	(0.04)	0.08	(0.26)	0.08

Net income (loss)	$(1.92)	$0.77	$(1.84)	$0.44

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

2

MONTAGE RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share amounts)

(Unaudited)

	Number of Shares	Common Stock ($0.01 Par)	Additional Paid-in- Capital	Treasury Stock	Accumulated Deficit	Total
Balances, December 31, 2018	20,169,063	$3,043	$2,065,119	$(3,357)	$(1,377,319)	$687,486
Stock-based compensation	—	—	6,001	—	—	6,001
Equity issuance costs	—	—	(30)	—	—	(30)
Shares of common stock issued in merger, net of equity issuance costs	15,013,520	150	275,609	—	—	275,759
Reverse split 1:15	—	(2,833)	2,833	—	—	—
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income tax withholdings	499,897	22	(5)	(5,411)	—	(5,394)
Net loss	—	—	—	—	(14,098)	(14,098)

Balances, March 31, 2019	35,682,480	$382	$2,349,527	$(8,768)	$(1,391,417)	$949,724
Stock-based compensation	—	—	552	—	—	552
Equity issuance costs	—	—	(925)	—	—	(925)
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income tax withholdings	4,727	—	—	(26)	—	(26)
Net income	—	—	—	—	27,512	27,512

Balances, June 30, 2019	35,687,207	$382	$2,349,154	$(8,794)	$(1,363,905)	$976,837

	Number of Shares	Common Stock ($0.01 Par)	Additional Paid-in- Capital	Treasury Stock	Accumulated Deficit	Total
Balances, December 31, 2019	35,770,934	$383	$2,352,309	$(10,049)	$(1,345,557)	$997,086
Stock-based compensation	—	—	860	—	—	860
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income tax withholdings	33,610	—	—	(95)	—	(95)
Net income	—	—	—	—	2,827	2,827

Balances, March 31, 2020	35,804,544	$383	$2,353,169	$(10,144)	$(1,342,730)	$1,000,678
Stock-based compensation	—	—	1,764	—	—	1,764
Issuance of common stock upon vesting of equity-based compensation awards, net of shares withheld for income tax withholdings	230,293	3	(4)	(367)	—	(368)
Net loss	—	—	—	—	(68,851)	(68,851)

Balances, June 30, 2020	36,034,837	$386	$2,354,929	$(10,511)	$(1,411,581)	$933,223

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

3

MONTAGE RESOURCES CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(66,024)	$13,414
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Depreciation, depletion, amortization and accretion	87,244	68,708
Exploration expense	19,359	22,206
Stock-based compensation	2,624	6,553
Impairment of oil and gas properties	6,849	—
Net cash for plugging wells	(102)	(214)
Gain on derivative instruments	(29,207)	(24,808)
Net cash receipts (payments) on settled derivatives	43,092	(746)
Gain on sale of assets	(1,419)	(6)
Amortization of deferred financing costs	1,432	1,201
Amortization of debt discount	667	665
Changes in operating assets and liabilities:
Accounts receivable	18,861	52,182
Other assets	(710)	(15)
Accounts payable and accrued liabilities	(40,539)	(56,047)

Net cash provided by operating activities	42,127	83,093

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures for oil and gas properties	(76,459)	(177,334)
Capital expenditures for other property and equipment	(254)	(193)
Proceeds from sale of assets	1,335	16
Cash acquired in merger	—	12,894
Change in deposits and other long-term assets	—	(53)

Net cash used in investing activities	(75,378)	(164,670)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from other notes payable	1,141	—
Debt issuance costs	(80)	(3,361)
Repayments of long-term debt	(182)	(182)
Proceeds from revolving credit facility	30,000	95,000
Equity issuance costs	—	(31)
Employee tax withholding for settlement of equity compensation awards	(463)	(6,360)

Net cash provided by financing activities	30,416	85,066

Net increase (decrease) in cash and cash equivalents	(2,835)	3,489
Cash and cash equivalents at beginning of period	12,056	5,959

Cash and cash equivalents at end of period	$9,221	$9,448

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$26,771	$25,884
SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Asset retirement obligations incurred, including changes in estimate	$138	$750
Additions of other property through debt financing	$—	$—
Additions to oil and natural gas properties - changes in accounts payable, accrued liabilities, and accrued capital expenditures	$4,649	$41,668
BRMR Merger consideration	$—	$275,759

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.

4

MONTAGE RESOURCES CORPORATION

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1-Organization and Nature of Operations

Montage Resources Corporation (the “Company”) is an independent exploration and production company engaged in the acquisition and development of oil and natural gas properties in the Appalachian Basin of the United States, which encompasses the Utica Shale, Indian Castle/Flat Creek Shales and Marcellus Shale prospective areas.

Note 2-Basis of Presentation

The accompanying Condensed Consolidated Financial Statements are unaudited except the Consolidated Balance Sheet at December 31, 2019, which is derived from the Company’s audited financial statements, and are presented in accordance with the requirements of accounting principles generally accepted in the United States (“U.S. GAAP”) for interim reporting. They do not include all disclosures normally made and contained in annual financial statements. In management’s opinion, all adjustments necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods disclosed have been made. All such adjustments are of a normal recurring nature. These interim Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements, and the notes to those statements, which are included in the Company’s Annual Report on Form 10-K, filed with the SEC on March 10, 2020.

Operating results for interim periods may not necessarily be indicative of the results of operations for the full year ending December 31, 2020 or any other future periods, due to fluctuations in demand and the prices received for natural gas, NGLs and oil, the impacts of the COVID-19 pandemic, and other factors.

Preparation in accordance with U.S. GAAP requires the Company to (1) adopt accounting policies within accounting rules set by the Financial Accounting Standards Board (“FASB”) and (2) make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and other disclosed amounts. Note 3-Summary of Significant Accounting Policies describes our significant accounting policies. The Company’s management believes the major estimates and assumptions impacting the Condensed Consolidated Financial Statements are the following:

•

estimates of proved reserves of oil and natural gas, which affect the calculations of depreciation, depletion, amortization and accretion and impairment of capitalized costs of oil and natural gas properties;

•	estimates of asset retirement obligations;

•	estimates of the fair value of oil and natural gas properties the Company owns, particularly properties that the Company has not yet explored, or fully explored, by drilling and completing wells;

•	impairment of undeveloped properties and other assets; and

•	depreciation and depletion of property and equipment.

Actual results may differ from estimates and assumptions of future events and these revisions could be material. Future production may vary materially from estimated oil and natural gas proved reserves. Actual future prices may vary significantly from price assumptions.

Note 3-Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash in banks and highly liquid instruments with original maturities of three months or less, primarily consisting of bank time deposits and investments in institutional money market funds. The carrying amounts approximate fair value due to the short-term nature of these items. Cash in bank accounts at times may exceed federally insured limits.

(b) Accounts Receivable

Accounts receivable are carried at estimated net realizable value. Trade credit is generally extended on a short-term basis, and therefore, accounts receivable do not bear interest, although a finance charge may be applied to such receivables that are past due. A valuation allowance is provided for those accounts for which collection is estimated as doubtful and uncollectible accounts are written off and charged against the allowance. In estimating the allowance, management considers, among other things, how recently and how frequently payments have been received and the financial position of the counterparty. The Company had no significant accounts receivables determined to be uncollectible as of June 30, 2020 or December 31, 2019.

5

The Company accrues revenue due to timing differences between the delivery of natural gas, NGLs, and crude oil and the receipt of a delivery statement. These revenues are recorded based upon volumetric data from the Company’s records and management’s estimates of the related commodity sales prices and transportation and compression fees.

(c) Property and Equipment

Oil and Natural Gas Properties

The Company follows the successful efforts method of accounting for its oil and natural gas operations. Acquisition costs for oil and natural gas properties, costs of drilling and equipping productive wells and costs of unsuccessful development wells are capitalized and amortized on an equivalent unit-of-production basis over the life of the remaining related oil and gas reserves. The estimated future costs of dismantlement, restoration, plugging and abandonment of oil and gas properties and related disposal are capitalized when asset retirement obligations are incurred and amortized as part of depreciation, depletion, amortization and accretion expense (see “Depreciation, Depletion, Amortization and Accretion” below).

Costs incurred to acquire producing and non-producing leaseholds are capitalized. All unproved leasehold acquisition costs are initially capitalized, including the cost of leasing agents, title work and due diligence. If the Company acquires leases in a prospective area, these costs are capitalized as unproved leasehold costs. If no leases are acquired by the Company with respect to the initial costs incurred or the Company discontinues leasing in a prospective area, the costs are charged to exploration expense. Unproved leasehold costs that are determined to have proved oil and gas reserves are transferred to proved leasehold costs.

Upon the sale or retirement of a complete field of a proved property, the cost is eliminated from the property accounts, and the resultant gain or loss is reclassified to the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Upon the sale of an individual well, the proceeds are credited to accumulated depreciation and depletion within the Company’s Condensed Consolidated Balance Sheets. Upon the sale of an entire interest in an unproved property where the property had been assessed for impairment individually, a gain or loss is recognized in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Upon the sale of an entire interest in an unproved property where the property had been assessed for impairment on a group basis, no gain or loss is recognized in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) unless the proceeds exceed the original cost of the property, in which case a gain is recognized in the amount of such excess. If a partial interest in an unproved property is sold, any funds received are accounted for as a reduction of the cost in the interest retained.

A summary of property and equipment including oil and natural gas properties is as follows (in thousands):

	June 30, 2020	December 31, 2019
Oil and natural gas properties:
Unproved	$487,066	$508,576
Proved	2,865,729	2,783,232

Gross oil and natural gas properties	3,352,795	3,291,808
Less accumulated depreciation, depletion and amortization	(1,616,730)	(1,532,127)

Oil and natural gas properties, net	1,736,065	1,759,681
Other property and equipment	19,958	20,000
Less accumulated depreciation	(9,320)	(8,774)

Other property and equipment, net	10,638	11,226

Property and equipment, net	$1,746,703	$1,770,907

Exploration expenses, including geological and geophysical expenses and delay rentals for unevaluated oil and gas properties are charged to expense as incurred. Exploratory drilling costs are initially capitalized as unproved property, and not subject to depletion, but charged to expense if and when the well is determined not to have found proved oil and gas reserves.

Other Property and Equipment

Other property and equipment includes land, buildings, leasehold improvements, vehicles, computer equipment and software, telecommunications equipment, and furniture and fixtures. These items are recorded at cost, or fair value if acquired through a business acquisition.

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(d) Revenue Recognition

Product Revenue

The Company’s revenues are primarily derived from the sale of natural gas and oil production, as well as the sale of NGLs that are extracted from the natural gas. Sales of natural gas, NGLs, and oil are recognized when the Company satisfies a performance obligation by transferring control of a product to a customer. Payment is generally received one month after the sale has occurred.

Natural Gas

Under the Company’s natural gas sales contracts, the Company delivers natural gas to the purchaser at an agreed upon delivery point. Natural gas is transported from the wellhead to delivery points specified under sales contracts. To deliver natural gas to these points, the Company uses third parties to gather, compress, process and transport the natural gas. The Company maintains control of the natural gas during gathering, compression, processing, and transportation. The Company’s sales contracts provide that it receives a specific index price adjusted for pricing differentials. The Company transfers control of the product at the delivery point and recognizes revenue based on the contract price. The costs to gather, compress, process and transport the natural gas are recorded as transportation, gathering and compression expense.

NGLs

The Company sells NGLs directly to the NGLs purchaser. For these NGLs, the sales contracts provide that the Company deliver the product to the purchaser at an agreed upon delivery point and that the Company receives a specific index price adjusted for pricing differentials and certain downstream costs incurred by third parties. The Company transfers control of the product to the purchaser at the delivery point and recognizes revenue based on the contract price. The costs to process and transport NGLs prior to the delivery point are recorded as transportation, gathering and compression expense.

Oil

Under the Company’s oil sales contracts, the Company generally sells oil to the purchaser from storage tanks at central stabilization facilities and well pads and collects a contractually agreed upon index price, net of pricing differentials and certain costs incurred by third parties. The Company transfers control of the product from the central stabilization facilities and well pads to the purchaser and recognizes revenue based on the contract price.

Marketing Revenue

Brokered natural gas and marketing revenues are derived from activities to purchase and sell third-party natural gas and to market excess firm transportation capacity to third parties. The Company retains control of the purchased natural gas prior to delivery to the purchaser. The Company has concluded that it is the principal in these arrangements and therefore the Company recognizes revenue on a gross basis, with costs to purchase and transport natural gas presented as brokered natural gas and marketing expense. Contracts to sell third-party natural gas are generally subject to similar terms as contracts to sell the Company’s produced natural gas. The Company satisfies performance obligations to the purchaser by transferring control of the product at the delivery point and recognizes revenue based on the price received from the purchaser.

Disaggregation of Revenue

The following table illustrates the revenue disaggregated by type for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues (in thousands)
Natural gas sales	$65,586	$94,364	$144,678	$176,189
NGL sales	7,962	19,393	26,510	40,641
Oil sales	9,534	29,672	35,765	58,427
Brokered natural gas and marketing revenue	7,540	11,989	17,028	21,519
Other revenue	62	122	127	261

Total revenues	$90,684	$155,540	$224,108	$297,037

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Transaction Price Allocated to Remaining Performance Obligations

A significant number of the Company’s product sales are short-term in nature with a contract term of one year or less. For those contracts, the Company has utilized the practical expedient allowed in the revenue accounting standard that exempts the Company from disclosure of the transaction price allocated to remaining performance obligations if the performance obligations are part of a contract that has an original expected duration of one year or less.

For any product sales that have a contract term greater than one year, the Company has also utilized the practical expedient that states that it is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these product sales contracts, each unit of product generally represents a separate performance obligation; therefore, future volumes are wholly unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. Currently, any product sales that have a contractual term greater than one year have no long-term fixed considerations.

Contract Balances

Under the Company’s sales contracts, customers are invoiced once performance obligations have been satisfied, at which point payment is unconditional. Accordingly, the Company’s product sales contracts do not give rise to contract assets or liabilities. Accounts receivable attributable to the Company’s revenue contracts with customers was $47.7 million and $63.7 million as of June 30, 2020 and December 31, 2019, respectively.

(e) Concentration of Credit Risk

The Company’s principal exposures to credit risk are through the sale of its oil and natural gas production and related products and services, joint interest owner receivables and receivables resulting from derivative contracts. The inability or failure of the Company’s significant customers or counterparties to meet their obligations or their insolvency or liquidation may adversely affect the Company’s financial results. The following table summarizes the Company’s concentration of receivables, net of allowances (if any), by product or service as of June 30, 2020 and December 31, 2019 (in thousands):

	June 30, 2020	December 31, 2019
Receivables by product or service:
Sale of oil and natural gas and related products and services	$47,696	$63,730
Joint interest owners	9,331	12,156
Derivatives	1,473	210
Other	1,304	1,306

Total	$59,804	$77,402

Oil and natural gas customers include pipelines, distribution companies, producers, gas marketers and industrial users primarily located in the States of Ohio, Pennsylvania and West Virginia. As a general policy, collateral is not required for receivables, but customers’ financial condition and creditworthiness are evaluated regularly.

By using derivative instruments that are not traded on an exchange to hedge exposures to changes in commodity prices and interest rates, the Company exposes itself to the credit risk of the counterparties to these derivative instruments. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe the Company, which creates credit risk. To minimize the credit risk in derivative instruments, the Company’s policy is to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market-makers. Additionally, the Company uses master netting agreements to minimize credit risk exposure. The creditworthiness of the Company’s counterparties is subject to periodic review. Such counterparties are not required to provide credit support to the Company. The fair value of the Company’s unsettled derivative contracts was a net asset position of $11.9 million and $27.1 million as of June 30, 2020 and December 31, 2019, respectively. Other than as provided by its revolving credit facility, the Company is not required to provide credit support or collateral to any of its counterparties under the Company’s derivative contracts. As of June 30, 2020 and December 31, 2019, the Company did not have past-due receivables from or payables to any of such counterparties.

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(f) Depreciation, Depletion, Amortization and Accretion

Oil and Natural Gas Properties

Depreciation, depletion, amortization and accretion (“DD&A”) of capitalized costs of proved oil and natural gas properties is computed using the unit-of-production method on a field level basis using total estimated proved reserves. The reserve base used to calculate DD&A for leasehold acquisition costs and the cost to acquire proved properties is the sum of proved developed reserves and proved undeveloped reserves. The reserve base used to calculate DD&A for drilling, completion and well equipment costs, which include development costs and successful exploration drilling costs, includes only proved developed reserves. DD&A expense relating to proved oil and natural gas properties, including accretion expense, totaled approximately $42.4 million and $38.0 million for the three months ended June 30, 2020 and 2019, respectively, and $86.1 million and $67.5 million for the six months ended June 30, 2020 and 2019, respectively, and is included in depreciation, depletion, amortization and accretion expense in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

Other Property and Equipment

Depreciation with respect to other property and equipment is calculated using straight-line methods based on expected lives of the individual assets or groups of assets ranging from five to 40 years. Depreciation totaled approximately $0.4 million and $0.6 million for the three months ended June 30, 2020 and 2019, respectively, and $0.8 million and $1.0 million for the six months ended June 30, 2020 and 2019, respectively, and is included in depreciation, depletion, amortization and accretion expense in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

(g) Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an asset’s estimated future cash flows will not be sufficient to recover its carrying amount, an impairment charge will be recorded to reduce the carrying amount for that asset to its estimated fair value if such carrying amount exceeds the fair value.

The review for impairment of the Company’s oil and gas properties is performed by determining whether the historical cost of proved and unproved properties less the applicable accumulated DD&A and abandonment is less than the estimated expected undiscounted future cash flows. The expected future cash flows are estimated based on the Company’s plans to continue to produce and develop proved reserves and a risk-adjusted portion of probable reserves. Expected future cash flow from the sale of production of reserves is calculated based on estimated future prices. The Company estimates prices based upon current contracts in place, adjusted for basis differentials and market-related information, including published futures prices. The estimated future level of production is based on assumptions surrounding future prices and costs, field decline rates, market demand and supply and the economic and regulatory climates. If the carrying value exceeds the expected future cash flows, an impairment loss is recognized for the difference between the estimated fair market value (as determined by discounted future cash flows) and the carrying value of the assets. There were no impairments of proved properties held and used for the three months ended June 30, 2020 and 2019 or for the six months ended June 30, 2020 and 2019. The Company recorded impairment of proved properties held for sale during the six months ended June 30, 2020. See Note 5- Assets Held for Sale and Discontinued Operations.

When an impairment charge is recognized it represents a significant Level 3 measurement in the fair value hierarchy. The primary input used is the

Company’s forecasted discount net cash flows.

The determination of oil and natural gas reserve estimates is a subjective process, and the accuracy of any reserve estimate depends on the quality of available data and the application of engineering and geological interpretation and judgment. Estimates of economically recoverable reserves and future net cash flows depend on a number of variable factors and assumptions that are difficult to predict and may vary considerably from actual results.

Unproved oil and natural gas properties are periodically assessed for impairment by considering future drilling and exploration plans, results of exploration activities, commodity price outlooks, planned future sales and expiration of all or a portion of the properties. An impairment charge is recorded if conditions indicate the Company will not explore the acreage prior to expiration of the applicable leases. The Company recorded impairment charges of unproved oil and gas properties related to lease expirations of approximately $8.6 million and $12.4 million for the three months ended June 30, 2020 and 2019, respectively, and $19.4 million and $22.0 million for the six months ended June 30, 2020 and 2019, respectively. These costs are included in exploration expense in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss).

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(h) Income Taxes

The Company accounts for income taxes under the liability method as set out in the FASB’s Accounting Standards Codification (“ASC”) Topic 740 “Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC Topic 740 further provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not (i.e., a likelihood greater than 50 percent) that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. Income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the uncertain tax position guidance and in subsequent periods. This interpretation also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has not recorded a reserve for any uncertain tax positions to date.

The Company applies ASC Topic 740’s intra-period income tax allocation rules using the with and without approach, to allocate income tax expense (benefit) among continuing operations, discontinued operations, other comprehensive income (loss), and additional paid-in capital as required.

(i) Fair Value of Financial Instruments

The Company has established a hierarchy to measure its financial instruments at fair value, which requires it to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy defines three levels of inputs that may be used to measure fair value:

Level 1-Unadjusted quoted prices in active markets for identical, unrestricted assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2-Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability. The Company’s valuation models are primarily industry-standard models that consider various inputs including: (i) quoted forward prices for commodities, (ii) time value, (iii) current market and contractual prices for the underlying instruments and (iv) volatility factors, as well as other relevant economic measures.

Level 3-Unobservable inputs that reflect the entity’s own assumptions about the assumption market participants would use in the pricing of the asset or liability and are consequently not based on market activity but rather through particular valuation techniques.

Valuation techniques that maximize the use of observable inputs are favored. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

(j) Derivative Financial Instruments

The Company uses derivative financial instruments to reduce exposure to fluctuations in the prices of the energy commodities it sells and to manage its exposure to interest rate volatility.

Derivatives are recorded at fair value and are included on the Condensed Consolidated Balance Sheets as current and noncurrent assets and liabilities. Derivatives are classified as current or noncurrent based on the contractual expiration date. Derivatives with expiration dates within the next 12 months are classified as current. The Company netted the fair value of derivatives by counterparty and type in the accompanying Condensed Consolidated Balance Sheets where the right to offset exists. The Company’s derivative instruments were not designated as hedges for accounting purposes for any of the periods presented. Accordingly, the changes in fair value are recognized in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) in the period of change. Gains and losses on derivatives are included in cash flows from operating activities. Premiums for options are included in cash flows from operating activities.

The valuation of the Company’s derivative financial instruments represents a Level 2 measurement in the fair value hierarchy.

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(k) Asset Retirement Obligation

The Company recognizes a legal liability for its asset retirement obligations (“ARO”) in accordance with ASC Topic 410, “Asset Retirement and Environmental Obligations,” associated with the retirement of a tangible long-lived asset, in the period in which it is incurred or becomes determinable, with an associated increase in the carrying amount of the related long-lived asset. The cost of the tangible asset, including the initially recognized asset retirement cost, is depreciated over the useful life of the asset and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. The Company measures the fair value of its ARO using expected future cash outflows for abandonment discounted back to the date that the abandonment obligation was measured using an estimated credit adjusted rate.

Estimating the future ARO requires management to make estimates and judgments based on historical information regarding timing and existence of a liability, as well as what constitutes adequate restoration. Inherent in the fair value calculation are numerous assumptions and judgments including the ultimate costs, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the related asset.

Approximately $2.5 million and $2.0 million, representing the current portion of ARO liability, are included in “Accrued liabilities” in the accompanying Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019, respectively. The following table sets forth the changes in the Company’s ARO liability for the six months ended June 30, 2020 (in thousands):

Six Months Ended June 30, 2020
Asset retirement obligations, beginning of period	$31,841
Accretion	1,492
Additional liabilities incurred	10
Obligation for wells drilled	128
Liabilities settled via plugging	(102)
Liabilities sold/disposed	(901)
Less: current ARO portion	(2,516)

Asset retirement obligations, end of period	$29,952

The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from independent third parties for costs that would be incurred to restore leased property to the contractually stipulated condition. Additions to ARO represent a significant nonrecurring Level 3 measurement.

(l) Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

(m) Segment Reporting

The Company operates in one industry segment: the oil and natural gas exploration and production industry in the United States. All of its operations are conducted in one geographic area of the United States. All revenues are derived from customers located in the United States.

(n) Debt Issuance Costs

The expenditures related to issuing debt, such as the Company’s 8.875% senior unsecured notes, are capitalized and reported as a reduction of the Company’s debt balance in the accompanying Condensed Consolidated Balance Sheets. These costs are amortized over the expected life of the related instruments using the effective interest rate method. Expenditures related to the Company’s revolving credit facility are capitalized and included in “Other assets” in the accompanying Condensed Consolidated Balance Sheets and are amortized over the term of the revolving credit facility. When debt is retired before maturity or modifications significantly change the cash flows, related unamortized costs are expensed.

During the three and six months ended June 30, 2020, the Company amortized $1.1 million and $2.1 million, respectively, of deferred financing costs and debt discount to interest expense using the effective interest method which includes $0.2 million of unamortized deferred financing costs that the Company wrote off during the second quarter of 2020 in connection with the borrowing base redetermination of the Company’s revolving credit facility (See Note 8- Debt). During the three and six months ended June 30, 2019, the Company amortized $0.9 million and $1.9 million, respectively, of deferred financing costs and debt discount to interest expense using the effective interest method.

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(o) Recent Accounting Pronouncements

Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments—Credit Losses: Measurement of Credit Losses on Financial Instruments”, and subsequently, the FASB issued several related ASUs to clarify the application of the credit loss standard. Among other things, these amendments require the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The amendments affect loans, debt securities, trade receivables, net investments in leases, off-balance sheet credit exposures, reinsurance receivables and any other financial assets not excluded from its scope that have a contractual right to receive cash. The amendments are effective for smaller reporting companies for fiscal years and interim periods within the fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is assessing the impact, if any, this guidance may have on our consolidated results of operations, financial position and financial disclosures, but does not currently anticipate a material impact.

Note 4-Acquisitions

Merger with Blue Ridge Mountain Resources

On February 28, 2019, the Company completed its business combination transaction with Blue Ridge Mountain Resources, Inc. (“BRMR”) pursuant to that certain Agreement and Plan of Merger, dated as of August 25, 2018 and amended as of January 7, 2019 (the “Merger Agreement”), by and among the Company, Everest Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly owned subsidiary of the Company, and BRMR. Pursuant to the Merger Agreement, Merger Sub merged with and into BRMR with BRMR continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “BRMR Merger”).

As a result of the BRMR Merger, each share of common stock, par value $0.01 per share, of BRMR issued and outstanding immediately prior to the effective time of the BRMR Merger, excluding certain Excluded Shares (as such term is defined in the Merger Agreement), was converted into the right to receive from the Company 0.29506 of a validly issued, fully-paid, and nonassessable share of common stock, par value $0.01 per share, of the Company. The exchange ratio reflects an adjustment to account for the 15-to-1 reverse stock split (See Note 11- Net Income (Loss) Per Share). Former stockholders of BRMR received cash for any fractional shares of the Company’s common stock to which they might otherwise have been entitled as a result of the BRMR Merger. In addition, upon completion of the BRMR Merger, all shares of BRMR restricted stock and all BRMR restricted stock units and performance interest awards were converted into the right to receive shares of common stock of the Company or cash, in each case as specified in the Merger Agreement.

In connection with the BRMR Merger, the Company incurred less than $0.1 million and $3.9 million of costs for the three months ended June 30, 2020 and 2019, respectively, and $0.2 million and $18.5 million for the six months ended June 30, 2020 and 2019, respectively, which are included in general and administrative expense on the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss). Approximately $66.5 million of revenues and approximately $19.1 million of net income from continuing operations attributed to the BRMR Merger are included in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the period from March 1, 2019 to June 30, 2019. Approximately $3.5 million of revenues and approximately $2.5 million of net income from discontinued operations attributed to the BRMR Merger are included in the Company’s Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the period from March 1, 2019 to June 30, 2019.

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The following table summarizes the purchase price allocation and the values of assets acquired and liabilities assumed (in thousands):

Purchase Price	February 28, 2019
Fair value of the Company’s common stock issued	$263,487
Fair value of BRMR share-based and other compensation	12,272

Total Fair Value of Consideration	$275,759
Cash and cash equivalents	12,894
Accounts receivable	25,884
Assets held for sale - current	2,296
Other current assets	1,702
Unproved properties	80,843
Proved oil and gas properties	218,866
Other property and equipment	7,059
Other assets	2,461
Operating lease right-of-use asset	7,900
Assets held for sale - long-term	9,611

Total assets acquired	$369,516

Accounts payable	(16,571)
Accrued capital expenditures	(5,807)
Accrued liabilities	(28,824)
Operating lease liability - current	(1,979)
Liabilities associated with assets held for sale - current	(7,683)
Asset retirement obligations	(20,188)
Operating lease liability - noncurrent	(5,923)
Liabilities associated with assets held for sale - long-term	(6,782)

Total liabilities assumed	$(93,757)

Net identifiable assets	$275,759

The fair value measurements of oil and natural gas properties and asset retirement obligations are based on inputs that are not observable in the market and therefore represent Level 3 inputs. The fair values of proved oil and natural gas properties and asset retirement obligations were measured using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation of oil and natural gas properties included estimates of: (i) recoverable reserves; (ii) production rates; (iii) future operating and development costs; (iv) future commodity prices; and (v) a market-based weighed average cost of capital rate. The fair value of unproved properties was determined using a market approach utilizing recent transactions of a similar nature in the same basin. These inputs required significant judgements and estimates by management at the time of the valuation and are the most sensitive to possible future changes.

The following unaudited pro forma financial information represents the combined results for the Company as though the BRMR Merger had been completed on January 1, 2019. The pro forma combined financial information has been included for comparative purposes and is not necessarily indicative of the results that might have actually occurred had the BRMR Merger taken place on January 1, 2019; furthermore, the financial information is not intended to be a projection of future results.

	Three Months Ended June 30,	Six Months Ended June 30,
(in thousands, except per share data) (unaudited)	2019	2019
Pro forma total revenues	$155,539	$339,694
Pro forma net income (loss)	$27,505	$(230)
Pro forma net income (loss) per share (basic and diluted)	$0.77	$(0.01)

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Note 5-Assets Held for Sale and Discontinued Operations

Assets Held for Sale

As a result of the BRMR Merger, the Company acquired certain assets that met the criteria for assets held for sale at the acquisition date, comprised of the net assets of Magnum Hunter Production, Inc. (“MHP”), a wholly-owned subsidiary of BRMR. These assets are located primarily in Kentucky and Tennessee.

The following summarizes assets and liabilities held for sale as of June 30, 2020 and December 31, 2019:

(in thousands)	June 30, 2020	December 31, 2019
Accounts receivable	$810	$343
Other current assets	305	704

Total current assets held for sale	$1,115	$1,047
Proved oil and gas properties, net	$3,351	$9,528
Other noncurrent assets	79	137

Total noncurrent assets held for sale	$3,430	$9,665
Accounts payable	$1,848	$2,067
Accrued liabilities	2,145	570
Other current liabilities	59	178

Total current liabilities associated with assets held for sale	$4,052	$2,815
Asset retirement obligations	$6,973	$6,488
Other liabilities	5	525

Total noncurrent liabilities associated with assets held for sale	$6,978	$7,013

Discontinued Operations

The Company determined that the planned divestiture of MHP met the assets held for sale criteria and the criteria for classification as discontinued operations as of the three and six months ended June 30, 2020 and 2019.

The Company included the results of operations for MHP for the three and six months ended June 30, 2020 and 2019 in discontinued operations as follows:

(in thousands)	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues	$730	$2,579	$2,249	$3,529
Impairment of proved properties	—	—	(6,849)	—
Depreciation, depletion, amortization and accretion	(172)	(160)	(341)	(212)
Other operating expenses	(2,091)	276	(4,350)	(804)
Other income	—	10	—	10

Income (loss) from discontinued operations, net of tax	$(1,533)	$2,705	$(9,291)	$2,523

The Company had maintained an accrued liability of $3.5 million related to litigation involving MHP and a third-party regarding certain royalty and overriding royalty deductions and related payments under several farm-out agreements. The litigation concluded in April 2019 and, as a result, the Company removed the accrued liability and recognized corresponding income from discontinued operations for the three and six months ended June 30, 2019.

14

During the first quarter of 2020, the Company determined that due to the depressed commodity price environment, the carrying value of MHP’s proved oil and gas properties was no longer fully recoverable. The Company recorded an impairment of $6.8 million of its proved oil and gas properties in order to present the net assets and liabilities of MHP at the lower of carrying value and fair market value less costs to sell as of June 30, 2020.

Total operating and investing cash flows of discontinued operations for the six months ended June 30, 2020 and 2019 were as follows:

(in thousands)	Six Months Ended June 30,
	2020	2019
Net cash provided by operating activities	$385	$1,521

Net cash provided by (used in) investing activities	$(82)	$14

Note 6-Derivative Instruments

All of the Company’s derivative instruments are used for risk management purposes and none is held for trading or speculative purposes. By using derivative instruments to hedge exposures to changes in commodity prices and interest rates, the Company is exposed to the credit risk of its counterparties. Credit risk is the potential failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty is expected to owe the Company, which creates credit risk. To minimize the credit risk in derivative instruments, it is the Company’s policy to enter into derivative contracts only with counterparties that are creditworthy financial institutions deemed by management as competent and competitive market makers. The creditworthiness of counterparties is subject to periodic review. As of June 30, 2020, the Company’s derivative instruments were with Bank of Montreal, BP Energy Company, Capital One N.A., Citibank, Citizens Bank N.A., East West Bank, J Aron, KeyBank N.A., Morgan Stanley, Royal Bank of Canada, and Wells Fargo. The Company has not experienced any issues of non-performance by derivative counterparties.

Commodity Derivatives

The Company is exposed to market risk from changes in energy commodity prices within its operations. The Company utilizes derivatives to manage exposure to the variability in expected future cash flows from forecasted sales of natural gas and oil. The Company currently uses a mix of over-the-counter fixed price swaps, basis swaps, options and collars to manage its exposure to commodity price fluctuations.

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Below is a summary of the Company’s derivative instrument positions, as of June 30, 2020, for future production periods:

Natural Gas Derivatives:

Description	Volume (MMBtu/d)	Production Period	Weighted Average Price ($/MMBtu)
Natural Gas Swaps:
	60,000	July 2020 - September 2020	$2.32
	80,000	July 2020 - December 2020	$2.64
	95,000	July 2020 - March 2021	$2.54
	50,000	August 2020 - December 2020	$2.06
	50,000	October 2020 - March 2021	$2.65
	50,000	January 2021 - March 2022	$2.51
	25,000	April 2021 - March 2022	$2.47
Natural Gas Collars:
Floor purchase price (put)	25,000	January 2021 - December 2021	$2.15
Ceiling sold price (call)	25,000	January 2021 - December 2021	$3.03
Natural Gas Three-way Collars:
Floor purchase price (put)	80,000	July 2020 - December 2020	$2.60
Floor sold price (put)	80,000	July 2020 - December 2020	$1.90
Ceiling sold price (call)	80,000	July 2020 - December 2020	$2.94
Floor purchase price (put)	45,000	January 2021 - December 2021	$2.55
Floor sold price (put)	45,000	January 2021 - December 2021	$2.25
Ceiling sold price (call)	45,000	January 2021 - December 2021	$2.81
Floor purchase price (put)	20,000	April 2021 - March 2022	$2.62
Floor sold price (put)	20,000	April 2021 - March 2022	$2.20
Ceiling sold price (call)	20,000	April 2021 - March 2022	$3.10
Natural Gas Call/Put Options:
Floor sold price (put)	15,000	July 2020 - September 2020	$1.60
Floor sold price (put)	50,000	July 2020 - December 2020	$2.30
Swaption sold price (call)	50,000	January 2021 - December 2021	$2.75
Swaption sold price (call)	50,000	January 2022 - December 2022	$3.00
Floor sold price (put)	50,000	January 2021 - March 2022	$2.00
Ceiling sold price (call)	50,000	January 2022 - December 2022	$3.00
Ceiling sold price (call)	80,000	January 2023 - December 2023	$3.00
Basis Swaps:
Appalachia - Dominion	12,500	July 2020 - October 2020	$(0.52)
Appalachia - Dominion	20,000	July 2020 - December 2020	$(0.59)

Oil Derivatives:

Description	Volume (Bbls/d)	Production Period	Weighted Average Price ($/Bbl)
Oil Swaps:
	2,500	July 2020 - December 2020	$57.41
	250	July 2020 - March 2021	$53.20
	250	January 2021 - March 2021	$53.00
Oil Collars:
Floor purchase price (put)	1,000	July 2020 - December 2020	$51.00
Ceiling sold price (call)	1,000	July 2020 - December 2020	$62.00
Oil Three-way Collars:
Floor purchase price (put)	500	January 2021 - December 2021	$31.25
Floor sold price (put)	500	January 2021 - December 2021	$22.50
Ceiling sold price (call)	500	January 2021 - December 2021	$45.00
Oil Call/Put Options:
Floor sold price (put)	500	July 2020 - December 2020	$45.00
Swaption sold price (call)	500	January 2021 - December 2021	$42.50

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NGL Derivatives:

Description	Volume (Bbls/d)	Production Period	Weighted Average Price ($/Bbl)
Propane Swaps:
	1,500	July 2020 - December 2020	$20.68
	500	January 2021 - December 2021	$18.01

Interest Rate Swap

In April 2020, the Company entered into an interest-rate swap with a notional amount of $ 100 million to manage its exposure to interest rate volatility. The interest-rate swap has a 1-month LIBOR floating rate index at a 0.255% fixed interest rate. The change in fair value of the interest rate swap agreement is accounted for on a mark-to-market basis with the changes in fair value recorded in current period earnings. The swap will mature on February 28, 2022, at which date the counterparty may elect to further extend the contract through February 28, 2024.

Fair Values and Gains (Losses)

The following table summarizes the fair value of the Company’s derivative instruments on a gross basis and on a net basis as presented in the Condensed Consolidated Balance Sheets (in thousands). None of the derivative instruments is designated as a hedge for accounting purposes.

As of June 30, 2020	Gross Amount	Netting Adjustments(a)	Net Amount Presented in Balance Sheets	Balance Sheet Location
Assets
Commodity derivatives - current	$36,444	$(6,510)	29,934	Other current assets

Total assets	$36,444	$(6,510)	$29,934

Liabilities
Commodity derivatives - current	$(7,514)	$6,510	$(1,004)	Accrued liabilities
Interest-rate swap - current	(101)	—	(101)	Accrued liabilities
Commodity derivatives - noncurrent	(16,437)	—	(16,437)	Other liabilities
Interest-rate swap - noncurrent	(496)	—	(496)	Other liabilities

Total liabilities	$(24,548)	$6,510	$(18,038)

As of December 31, 2019	Gross Amount	Netting Adjustments(a)	Net Amount Presented in Balance Sheets	Balance Sheet Location
Assets
Commodity derivatives - current	$33,762	$(3,719)	$30,043	Other current assets
Commodity derivatives - noncurrent	833	(45)	788	Other assets

Total assets	$34,595	$(3,764)	$30,831

Liabilities
Commodity derivatives - current	$(5,081)	$3,719	$(1,362)	Accrued liabilities
Commodity derivatives - noncurrent	(2,397)	45	(2,352)	Other liabilities

Total liabilities	$(7,478)	$3,764	$(3,714)

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(a)	The Company has agreements in place that allow for the financial right to offset for derivative assets and derivative liabilities at settlement or in the event of a default under the agreements.

The following table presents the Company’s reported gains and losses on derivative instruments and where such values are recorded in the Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the periods presented (in thousands):

		Amount of Gain (Loss) Recognized in Income
Derivatives not designated as hedging instruments under ASC 815	Location of Gain (Loss) Recognized in Income	Three Months Ended June 30,		Six Months Ended June 30,
		2020	2019	2020	2019
Commodity derivatives	Gain (loss) on derivative instruments	$(10,390)	$29,738	$29,742	$24,808
Interest-rate swap	Gain (loss) on derivative instruments	(535)	—	(535)	—

Total		$(10,925)	$29,738	$29,207	$24,808

Note 7-Fair Value Measurements

Fair Value Measurement on a Recurring Basis

The following table presents, by level within the fair value hierarchy, the Company’s assets and liabilities that are measured at fair value on a recurring basis. The carrying amounts reported in the Condensed Consolidated Balance Sheets for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the nature of the instrument and/or the short-term maturity of these instruments. The fair value of the Company’s derivatives is based on third-party pricing models, which utilize inputs that are readily available in the public market, such as natural gas and crude oil forward curves. These values are compared to the values given by counterparties for reasonableness. Since the Company’s derivative instruments do not include optionality, and therefore, generally have no unobservable inputs, they are classified as Level 2.

	Level 1	Level 2	Level 3	Total Fair Value
As of June 30, 2020: (in thousands)
Commodity derivative instruments	$—	$12,493	$—	$12,493
Interest-rate swap	—	(597)	—	(597)

Total	$—	$11,896	$—	$11,896

As of December 31, 2019: (in thousands)
Commodity derivative instruments	$—	$27,117	$—	$27,117

Total	$—	$27,117	$—	$27,117

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Nonfinancial Assets and Liabilities

Assets and liabilities acquired in business combinations are recorded at their fair value on the date of acquisition. Significant Level 3 assumptions associated with the calculation of future cash flows used in the analysis of fair value of the oil and natural gas property acquired include the Company’s estimate of future commodity prices, production costs, development expenditures, production, risk-adjusted discount rates, and other relevant data. Additionally, fair value is used to determine the inception value of the Company’s AROs. The inputs used to determine such fair value are primarily based upon costs incurred historically for similar work, as well as estimates from independent third parties for costs that would be incurred to restore leased property to the contractually stipulated condition. Additions to the Company’s ARO represent a nonrecurring Level 3 measurement. (See Note 3-Summary of Significant Accounting Policies).

The Company reviews its proved oil and natural gas properties for impairment purposes by comparing the expected undiscounted future cash flows at a producing field level to the unamortized capitalized cost of the asset. Significant assumptions associated with the calculation of future cash flows used in the impairment analysis include the estimate of future commodity prices, production costs, development expenditures, production, risk-adjusted discount rates and other relevant data. As such, the fair value of oil and natural gas properties used in estimating impairment represents a nonrecurring Level 3 measurement. (See Note 3-Summary of Significant Accounting Policies).

The estimated fair values of the Company’s financial instruments closely approximate the carrying amounts due, except for long-term debt. (See Note 8-Debt).

Note 8-Debt

8.875% Senior Unsecured Notes Due 2023

On July 6, 2015, the Company issued $550 million in aggregate principal amount of 8.875% senior unsecured notes due 2023 at an issue price of 97.903% of the principal amount of the notes, plus accrued and unpaid interest, if any, to Deutsche Bank Securities Inc. and other initial purchasers. In this private offering, the senior unsecured notes were sold for cash to qualified institutional buyers in the United States pursuant to Rule 144A under the Securities Act and to persons outside the United States in compliance with Regulation S under the Securities Act. Upon closing, the Company received proceeds of approximately $525.5 million, after deducting original issue discount, the initial purchasers’ discounts and estimated offering expenses, of which the Company used approximately $510.7 million to finance the redemption of all of its outstanding senior PIK notes. The Company used the remaining net proceeds to fund its capital expenditure plan and for general corporate purposes.

The indenture governing the senior unsecured notes contains covenants that, among other things, limit the ability of the Company and its restricted subsidiaries to: (i) incur additional indebtedness, (ii) pay dividends on capital stock or redeem, repurchase or retire the Company’s capital stock or subordinated indebtedness, (iii) transfer or sell assets, (iv) make investments, (v) create certain liens, (vi) enter into agreements that restrict dividends or other payments to the Company from its restricted subsidiaries, (vii) consolidate, merge or transfer all or substantially all of the assets of the Company and its restricted subsidiaries, taken as a whole, (viii) engage in transactions with affiliates, and (ix) create unrestricted subsidiaries. These covenants are subject to a number of important exceptions and qualifications set forth in the indenture. In addition, if the senior unsecured notes achieve an investment grade rating from either Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Services, and no default under the indenture has then occurred and is continuing, many of such covenants will be suspended. The indenture also contains events of default, which include, among others and subject in certain cases to grace and cure periods, nonpayment of principal or interest, failure by the Company to comply with its other obligations under the indenture, payment defaults and accelerations with respect to certain other indebtedness of the Company and its restricted subsidiaries, failure of any guarantee on the senior unsecured notes to be enforceable, and certain events of bankruptcy or insolvency. The Company was in compliance with all applicable covenants in the indenture as of June 30, 2020.

Based on Level 2 market data inputs, the fair value of the senior unsecured notes as of June 30, 2020 was $403.5 million.

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Revolving Credit Facility

The Company maintains an asset-based, senior secured revolving bank credit facility (“the revolving credit facility”). The borrowing base is derived from the Company’s proved properties and is subject to regular semi-annual redeterminations (April and October). The credit agreement governing the revolving credit facility (as amended and restated, the “Credit Agreement”) was entered into during the first quarter of 2014 by a subsidiary of the Company and was amended in 2015, 2016, 2017, and 2019 in order to, among other things, add the Company as a party to the revolving credit facility, extend the maturity date to February 2024, amend the borrowing base, revise certain financial covenants, and revise certain commitment fees and letter of credit participation fees. The revolving credit facility is secured by mortgages on 85% of the value of the Company’s proved reserves and guarantees from the Company’s operating subsidiaries. The revolving credit facility contains certain covenants, including restrictions on indebtedness and dividends. Interest is payable at a variable rate based on LIBOR or the prime rate based on the Company’s election at the time of borrowing. Commitment fees on the unused portion of the revolving credit facility are due quarterly at 0.375%-0.500% of the unused facility based on utilization.

On May 4, 2020, the Company entered into an additional amendment to the Credit Agreement to, among other things, confirm the scheduled redetermination of the borrowing base under the Credit Agreement, which reduced the borrowing base by $25 million from $500 million to $475 million, increase the Applicable Margin (as defined in the Credit Agreement) applicable to loans and letter of credit participation fees under the Credit Agreement by 0.25%, at all utilization levels, and establish prepayment requirements, in certain circumstances, on cash balances in excess of $40 million. In connection with the borrowing base redetermination, the Company wrote off approximately $0.2 million of unamortized deferred financing costs to interest expense.

As of June 30, 2020, the borrowing base was $475 million and the Company had $160.0 million in outstanding borrowings under the revolving credit facility. After giving effect to outstanding letters of credit issued by the Company totaling $29.2 million and the outstanding borrowings of $160.0 million, the Company had available borrowing capacity under the revolving credit facility of $285.8 million as of June 30, 2020.

The Company was in compliance with all applicable covenants under the revolving credit facility as of June 30, 2020.

Other Notes Payable

From time to time, the Company enters into other notes payable for the purchase of vehicles and equipment or to finance its insurance premiums. The Company had outstanding notes payable of $1.2 million and $0.3 million included in “Accrued liabilities” in the accompanying Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019, respectively.

Note 9-Benefit Plans

Defined Contribution Plan

The Company currently maintains a retirement plan intended to provide benefits under section 401(k) of the Internal Revenue Code, as amended (the “Code”), under which employees are allowed to contribute portions of their compensation to a tax-qualified retirement account. Under the 401(k) plan, the Company provides matching contributions equal to 100% of the first 6% of employees’ eligible compensation contributed to the plan. The Company recorded compensation expense related to matching contributions, classified under general and administrative, of $0.3 million for each of the three months ended June 30, 2020 and 2019 and $0.7 million and $0.5 million for the six months ended June 30, 2020 and 2019, respectively.

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Note 10-Stock-Based Compensation

The Company is authorized to grant up to 2,650,000 shares of common stock under its 2019 Long-Term Incentive Plan (the “2019 Plan”). The 2019 Plan allows stock-based compensation awards to be granted in a variety of forms, including stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, dividend equivalent rights, bonus stock or other stock-based awards and performance awards. The terms and conditions of the awards granted are established by the Compensation Committee of the Company’s Board of Directors. A total of 300,888 shares were available for future grants under the Plan as of June 30, 2020.

Stock-based compensation expense was as follows for the three and six months ended June 30, 2020 and 2019 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Restricted stock units	$679	$235	$1,068	$3,328
Performance units	448	231	691	2,990
Restricted and unrestricted stock	637	86	865	235

Total expense	$1,764	$552	$2,624	$6,553

Restricted Stock Units

Restricted stock unit awards vest subject to the satisfaction of service requirements. The Company recognizes expense related to restricted stock unit awards on a straight-line basis over the requisite service period, which is three years. The grant date fair values of these awards are determined based on the closing price of the Company’s common stock on the date of the grant. As of June 30, 2020, there was $3.4 million of total unrecognized compensation cost related to outstanding restricted stock units. The weighted average period for the units to vest is approximately two years. A summary of employee restricted stock unit awards activity during the six months ended June 30, 2020 is as follows:

	Number of units	Weighted average grant date fair value	Aggregate intrinsic value (in thousands)
Total awarded and unvested, December 31, 2019	437,559	$7.83	$3,474
Granted	351,467	5.86
Vested	(214,804)	9.14
Forfeited	—	—

Total awarded and unvested, June 30, 2020	574,222	$6.14	$2,268

Performance Units

Performance unit awards issued prior to May 2020 vest subject to the satisfaction of a three-year service requirement and a performance objective which generally is based on the Company’s performance compared to an industry peer group. In May 2020, the Company issued performance unit awards which will vest on December 31, 2022 and are subject to a performance objective based on the performance of the Company’s stock over the performance period. All performance unit awards are measured at the grant date fair value using a Monte Carlo valuation method.

As of June 30, 2020, there was $4.6 million of total unrecognized compensation cost related to outstanding performance units. The weighted average period for the units to vest is approximately two years. A summary of performance stock unit awards activity during the six months ended June 30, 2020 is as follows:

	Number of units	Weighted average grant date fair value	Aggregate intrinsic value (in thousands)
Total awarded and unvested, December 31, 2019	320,120	$11.26	$2,522
Granted	618,483	6.21
Vested	(51,858)	20.89
Forfeited	(55,547)	16.69

Total awarded and unvested, June 30, 2020	831,198	$6.54	$837

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The determination of the fair value of the performance unit awards noted above uses significant Level 3 assumptions in the fair value hierarchy including an estimate of the timing of forfeitures, the risk-free interest rate and a volatility estimate tied to the Company’s stock price. The following table presents the assumptions used to determine the fair value for performance stock units granted during the six months ended June 30, 2020 and 2019:

	Six Months Ended June 30,
	2020	2019
Volatility	79.70%	65.10%
Risk-free interest rate	0.20%	1.83%

Restricted and Unrestricted Stock

On May 16, 2018, the Company issued an aggregate of 15,476 restricted shares of common stock to its three non-employee members of its Board of Directors that were not affiliated with the Company’s then controlling stockholder, which shares became fully vested on May 16, 2019.

Effective February 28, 2019, the Company issued an aggregate of 70,409 restricted shares of common stock to two of its officers in connection with retention bonus arrangements entered into between the Company and each of these officers. Twenty-five percent of the restricted shares vested on each of August 28, 2019 and February 28, 2020. In accordance with the terms of the underlying award agreements, the remaining 50% of the restricted shares vested on June 1, 2020.

Pursuant to the Company’s Non-Employee Director Compensation Policy, on June 18, 2019, the Company awarded an aggregate of 53,328 restricted shares of common stock to eight of the non-employee members of its Board of Directors, which shares became fully vested on June 18, 2020. The other non-employee member of the Company’s Board of Directors declined to receive any compensation for his service on the Company’s Board of Directors for 2019.

Pursuant to the Company’s Non-Employee Director Compensation Policy, on August 2, 2019 and October 8, 2019, the Company issued an aggregate of 26,935 and 22,661 unrestricted shares of common stock, respectively, to four of the non-employee members of its Board of Directors who had elected to receive payment of their 2019 annual retainers in shares of the Company’s common stock.

Pursuant to the Company’s Non-Employee Director Compensation Policy, on June 19, 2020, the Company issued an aggregate of 58,335 restricted shares of common stock to five of the non-employee members of its Board of Directors, which shares are scheduled to fully vest on June 19, 2021. The other non-employee member of the Company’s Board of Directors declined to receive any compensation for his service on the Company’s Board of Directors for 2020.

As of June 30, 2020, there was $0.3 million of total unrecognized compensation cost related to restricted and unrestricted stock.

Note 11-Net Income (Loss) Per Share

Net Income (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding during the period. Diluted EPS takes into account the dilutive effect of potential common stock that could be issued by the Company in conjunction with any stock awards that have been granted to directors and employees. In accordance with FASB ASC Topic 260, awards of non-vested shares shall be considered to be outstanding as of the grant date for purposes of computing diluted EPS even though the awards are contingent upon vesting. During periods in which the Company incurs a net loss, diluted weighted-average shares outstanding are equal to basic weighted-average shares outstanding because the effect of all equity awards is antidilutive.

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Reverse Stock Split

Effective immediately prior to the effective time of the BRMR Merger, on February 28, 2019 (See Note 4- Acquisitions), the Company effected a 15-to-1 reverse stock split of its common stock. Holders of shares of the Company’s common stock immediately prior to the effective time received cash for any fractional shares of the Company’s common stock to which they might otherwise have been entitled as a result of the reverse stock split. The reverse stock split lowered the aggregate par value of the common stock reflected in the Consolidated Statements of Stockholders’ Equity to reflect the reduced shares with the offset to additional paid-in-capital.

The following is a calculation of the basic and diluted weighted-average number of shares of common stock and EPS for the three and six months ended June 30, 2020 and 2019:

	Three Months Ended June 30,
(in thousands, except per share data)	2020			2019
	Loss	Shares	Per Share	Income	Shares	Per Share
Basic:
Net income (loss), shares, basic	$(68,851)	35,856	$(1.92)	$27,512	35,678	$0.77
Weighted-average number of shares of common stock-diluted:
Restricted stock and performance unit awards	—	—		—	148

Diluted:
Net income (loss), shares, diluted	$(68,851)	35,856	$(1.92)	$27,512	35,826	$0.77

	Six Months Ended June 30,
(in thousands, except per share data)	2020			2019
	Loss	Shares	Per Share	Income	Shares	Per Share
Basic:
Net income (loss), shares, basic	$(66,024)	35,816	$(1.84)	$13,414	30,645	$0.44
Weighted-average number of shares of common stock-diluted:
Restricted stock and performance unit awards	—	—		—	185

Diluted:
Net income (loss), shares, diluted	$(66,024)	35,816	$(1.84)	$13,414	30,830	$0.44

Note 12-Commitments and Contingencies

(a) Legal Matters

From time to time, the Company is a party to legal proceedings arising in the ordinary course of business. Management does not believe that a material loss is probable as a result of any legal proceedings to which the Company is a party.

(b) Environmental Matters

The Company is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general, the business and prospects of the Company could be adversely affected.

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(c) Other Commitments

In March 2020, the Company completed the renegotiation of certain existing gas gathering contracts with a midstream service provider into a single new consolidated gas gathering agreement. Revised commitments under the new consolidated gas gathering agreement (in thousands) are included in the table below:

	Firm transportation(i)	Gas processing, gathering, and compression services(ii)	Total
Year Ending December 31:
Remainder of 2020	$50,051	$22,265	$72,316
2021	99,828	44,801	144,629
2022	99,828	49,404	149,232
2023	99,828	52,342	152,170
2024	100,101	52,972	153,073
Thereafter	722,369	303,890	1,026,259

Total	$1,172,005	$525,674	$1,697,679

(i)

Firm transportation -The Company has entered into firm transportation agreements with various pipelines in order to facilitate the delivery of production to market. These contracts commit the Company to transport minimum daily natural gas volumes at a negotiated rate or pay for any deficiencies at a specified reservation fee rate. The amounts in this table represent the minimum daily volumes at the reservation fee rates. The values in the table represent the gross amounts that the Company is committed to pay and do not deduct amounts that other parties are responsible for as a result of cost sharing arrangements with working interest partners. The Company records in its Condensed Consolidated Financial Statements the Company’s proportionate share of costs based on its working interest.

(ii)

Gas processing, gathering, and compression services -Contractual commitments for gas processing, gathering and compression service agreements represent minimum commitments under long-term gas processing and gathering agreements as well as various gas compression agreements. The values in the table represent the gross amounts that the Company is committed to pay and do not deduct amounts that other parties are responsible for as a result of cost sharing arrangements with working interest partners. The Company records in its Condensed Consolidated Financial Statements its proportionate share of costs based on the Company’s working interest.

Note 13-Income Tax

For the year ending December 31, 2020, the Company’s annual estimated effective tax rate is forecasted to be 0%, exclusive of discrete items. The Company expects to incur a book loss and a tax loss in fiscal year 2020, and thus, no current federal income taxes are anticipated to be paid. The Company computes its quarterly taxes under the effective tax rate method based on applying an anticipated annual effective tax rate to the Company’s year-to-date loss. On December 22, 2017, Public Law No. 115-97, commonly referred to as the Tax Cuts and Jobs Act, resulted in the reduction in the U.S. statutory rate for corporations from 35% to 21%. The Company’s interest expense deduction has the potential to be limited as a result of the enactment of the Tax Cuts and Jobs Act and the federal Coronavirus Aid, Relief, and Economic Security Act; however, the impact is anticipated to be minimal as a result of its full valuation allowance.

In forecasting the 2020 annual estimated effective tax rate, management believes that it should limit any tax benefit suggested by the tax effect of the forecasted book loss such that no net deferred tax asset is recorded in 2020. Management reached this conclusion considering several factors such as: (i) the lack of carryback potential resulting in a tax refund, and (ii) in light of current commodity pricing uncertainty, there is insufficient external evidence to suggest that net tax attribute carryforwards are collectible beyond offsetting existing deferred tax liabilities inherent in the Company’s Condensed Consolidated Balance Sheet.

The Company is forecasting pre-tax book loss for the year ending December 31, 2020. As a result, no net income tax expense or benefit is allocable to either income from continuing operations or to discontinued operations.

In connection with the BRMR Merger (See Note 4- Acquisitions), the Company experienced an ownership change as described in Section 382 of the Code. As a result, the Company’s net operating losses as well as certain tax deductions are subject to an annual limitation imposed by the Section 382 limitation. If a subsequent ownership change were to occur as a result of future transactions in the Company’s stock, the Company’s use of remaining U.S. tax attributes may be further limited.

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Note 14-Subsidiary Guarantors

Each subsidiary of the Company that guarantees the Company’s revolving credit facility is required to fully and unconditionally, jointly and severally, guarantee the Company’s 8.875% senior unsecured notes. Each such subsidiary of the Company in existence immediately prior to the BRMR Merger guaranteed the Company’s 8.875% senior unsecured notes. As a result of the BRMR Merger, and within the timeframe required by the indenture governing the Company’s 8.875% senior unsecured notes, the Company caused BRMR and each of its subsidiaries that guaranteed the Company’s revolving credit facility to guarantee the Company’s 8.875% senior unsecured notes (See Note 8-Debt). Montage Resources Corporation, standing alone, has no independent operations or (other than its equity interests in its subsidiaries) material assets. The Company’s wholly owned subsidiary guarantors are not restricted from transferring funds to Montage Resources Corporation or other wholly owned subsidiary guarantors. The Company’s wholly owned subsidiaries do not have any restricted net assets.

A subsidiary guarantor may be released from its obligations under the senior unsecured notes guarantee:

•

in the event of a sale or other disposition of all or substantially all of the assets of the subsidiary guarantor or a sale or other disposition of all the capital stock of the subsidiary guarantor, to any corporation or other person by way of merger, consolidation, or otherwise; or

•	if the Company designates any restricted subsidiary that is a guarantor to be an unrestricted subsidiary in accordance with the terms of the indenture governing the senior unsecured notes.

Note 15-Subsequent Events

Management has evaluated subsequent events and believes there are no events that would have a material impact on the aforementioned financial statements and related disclosures in the accompanying notes to the Condensed Consolidated Financial Statements.

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